     As filed with the Securities and Exchange Commission on ___ __, 2000

                          Registration No. ___________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            APPROVED FINANCIAL CORP.
             (Exact name of registrant as specified in its charter)


         Virginia                                52-0792752
         --------                           ---------------------
 (State or other jurisdiction of            (I.R.S. Employer
incorporation or organization)              Identification Number)

                            APPROVED FINANCIAL CORP.
                         1716 Corporate Landing Parkway
                         Virginia Beach Virginia 23454
                                1-757-430-1400
   (Address, including zip code, and telephone number, including area code,of registrant's principal executive offices)

                                 Allen D. Wykle
                  Chairman, President, Chief Executive Officer
                            Approved Financial Corp.
                         1716 Corporate Landing Parkway
                         Virginia Beach Virginia 23454
                                 1-757-430-1400

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                            Ronald M. Gates, Esquire
                     Payne, Gates, Farthing and Radd, P.C.
                              1515 Dominion Tower
                              999 Waterside Drive
                            Norfolk, Virginia 23510
                                1-757-640-1500

  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering.[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.



                        CALCULATION OF REGISTRATION FEES

Title of each class of               Amount to be          Proposed maximum           Proposed maximum               Amount of
securities to be  registered          registered          offering per unit*       aggregate offering price       registration fee
----------------------------------------------------------------------------------------------------------------------------------
Subordinated Debt Securities          $50,000,000                100%                   $50,000,000                  $13,200
----------------------------------------------------------------------------------------------------------------------------------

    * estimated solely for determination of the registration fee.

[LOGO]

                            APPROVED FINANCIAL CORP.
                  $50,000,000 of Subordinated Debt Securities

     Approved Financial Corp. is offering the subordinated Certificates of Investment and the adjustable-rate, subordinated Money Market Accounts. We may offer Certificates of Investment with maturities of three months to 120 months. The Money Market Accounts have no stated maturity. For a more detailed description of these securities, see "Highlights of Terms of the Debt Securities" and "Description of the Debt Securities Offered and the Indenture." We will provide the interest rates currently being offered on the debt securities in a supplement to this prospectus. You should read this prospectus and the rate supplement carefully before you invest.

     Throughout this document and all supplements thereto, the use of the words "we", "us" and "our" refers to Approved Financial Corp. and its subsidiaries and reflects the opinion of its management.

     We will receive all of the proceeds from the sale of the debt securities which we estimate will total approximately $48,868,800 after paying expenses.

     These debt securities are not certificates of deposit or other obligations of, or guaranteed by a depository institution. The payment of principal and interest on these Securities is not guaranteed or insured by the FDIC or any governmental or private insurance fund, or any other entity.

     These debt securities are our unsecured obligations. We will not contribute funds to a separate account such as a sinking fund to repay the debt represented by these securities upon maturity.

     There is no public trading market for these securities and it is unlikely that an active trading market will develop or be sustained.

     An investment in these securities involves risks and uncertainties. These securities are unsecured obligations, which are subordinated to our senior debt and the debt of our subsidiaries. You should consider carefully the risk factors and the other information set forth in this prospectus before you decide to purchase these securities. See "Risk Factors" beginning on page __.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.



               The date of this prospectus is ____________, 2000

                               TABLE OF CONTENTS


                                                                                  Page

Prospectus Summary..............................................................    5
Risk factors....................................................................   14
Ratio of Earnings To Fixed Charges.............................................    23
Use of Proceeds.................................................................   23
Plan of Distribution............................................................   24
Description of The Debt Securities Offered and The Indenture....................   26
Interest of Named Experts and Counsel...........................................   40
Business........................................................................   40
Property .......................................................................   83
Legal Proceedings ..............................................................   84
Directors and Executive Officers................................................   85
Executive Compensation .........................................................   88
Principal Shareholders..........................................................   99
Certain Relationships and related Transactions..................................  101
Selected financial Data.........................................................  103
Management's Discussion and Analysis of Financial Condition and Results of
Operations......................................................................  106
     Nine Month Periods Ended September 30, 2000 compared to 1999
     Years Ended December 31, 1999 compared to 1998
     Years Ended December 31, 1998 compared to 1997
Quantitative and Qualitative Disclosures about Market Risks.....................  149
Interest Rate Risk..............................................................  151
Asset Quality...................................................................  153
Changes in and Disagreements with Accountants...................................  154
Legal Matters...................................................................  154
Experts.........................................................................  154
Where You Can Find More Information.............................................  154
Index To Consolidated Financial Statements......................................  F-1

                               PROSPECTUS SUMMARY

     This summary includes an overview of the material terms of the offering, which are discussed in detail in this prospectus. It does not contain all of the information that is necessary to make an informed investment decision. To fully understand the offering, you should read the entire prospectus carefully, including the "Risk Factors" on page 14 and the consolidated financial statements and the related notes before you decide to purchase these securities.

                   General Information Regarding Our Business

     Approved Financial Corp. is headquartered in Virginia Beach, Virginia at 1716 Corporate Landing Parkway and our telephone number is 757-430-1400. We are a specialty financial services company with subsidiaries operating throughout the United States.

                              Our Primary Business

     Origination, service and sale of:

o Fixed rate and adjustable rate mortgage loans which are secured primarily by first, and to a lesser extent by second mortgages on one-to-four family residential properties and which generally do not satisfy the eligibility requirements of Fannie Mae, Freddie Mac or similar buyers, which are referred to in this document as non-conforming or subprime loans, but who exhibit both the ability and willingness to repay the loan.

o Fixed rate and adjustable rate mortgage loans which are secured by first mortgages on one-to-four family residential properties, most of which satisfy the eligibility requirements of Federal Housing Administration ("FHA"), Fannie Mae and Freddie Mac, which are referred to in this document as government (FHA) and conforming loans.

          Primary Loan Origination Channels consist of:

o Mortgage customer referrals from a network of mortgage brokers ("Broker Division")

o Mortgage loans originated directly with the consumer through our retail branch network of offices ("Retail Division")

                         History of Corporate Structure

o Approved Financial Corp., which holds a Virginia industrial loan association charter was incorporated in 1952 as a subsidiary of Government Employees Insurance Co. ("GEICO").

o Approved Financial Corp. was acquired in September 1984 by, among others, several members of current management and the board of directors and currently operates primarily through three wholly owned subsidiaries.

o In 1993, we formed our first wholly owned subsidiary, Approved Residential Mortgage Inc. ("ARMI") to facilitate operations outside of the state of Virginia.

o In September 1996 we acquired another wholly owned subsidiary Approved Federal Savings Bank (the "Bank"), a federally chartered thrift institution. The Bank is subject to the supervision, regulation and examination of the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation ("FDIC"). We are a registered Bank Holding Company under the Federal Home Owner's Loan Act ("HOLA") because of our ownership of the Bank. As such, we are subject to the regulation, supervision and examination of the OTS. The Bank is also subject to the regulations of the Board of Governors of the Federal Reserve System governing reserves required to be maintained against deposits.

o During 1998, we formed our third active subsidiary, Approved Financial Solutions, through which we offer various ancillary products such as Debt Free Solutions and Mortgage Acceleration Program, both of which are programs designed to assist consumers in accelerating the repayment of their outstanding consumer and mortgage debt.

o Our title insurance division was restructured during the year 2000 as a wholly owned subsidiary, Global Title of Maryland, Inc. We offer title insurance to our customers in the states where we hold license.


                            Overview of the Offering

   Background. We have historically offered similar subordinated debt and notes to investors through an intrastate exemption from registration of those securities. Since we now operate in several states, we cannot offer subordinated debt and notes to new investors under this exemption. Thus, our ability to access this type of corporate funding which we have utilized for many years is very limited. Therefore, by means of this prospectus we can offer a new class of similar subordinated debt securities to existing and new investors.

   The Offering. We are offering up to $50 million of subordinated
Certificates of Investment Securities and adjustable rate subordinated Money Market Account Securities referred to in this prospectus as debt securities. In connection with this offering of debt securities, we have entered into an agreement called an indenture with US Bank Trust, a national banking association who will act as the trustee. The indenture provides detailed information regarding the term of debt securities and what happens in the event we fail to make a payment. The trustee monitors our compliance with the terms of the indenture and takes actions to protect the rights of holders of the debt securities if we do not comply with these terms. There is no minimum amount of debt securities that must be sold in the offering. We may withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, the debt securities previously sold will remain outstanding until maturity or redemption by us with notice and pending orders will be irrevocable. See "Plan of Distribution" and "Description of the Debt Securities Offered and the Indenture".

     Unsecured Obligations. The debt securities are not insured, guaranteed or secured by the FDIC or other government agencies or by any lien on any of our assets. We do not intend to contribute funds to a separate fund, such as a sinking fund, to provide funds to repay the debt securities upon maturity. Our sources of funds for the repayment of principal at maturity and the ongoing payment of interest on these debt securities include revenues from operations, including the sale of loans available for sale, working capital, and cash generated from additional debt financing. See "Risk Factors - Since we do not set aside funds to repay the debt securities offered and you must rely on our revenues from operations and other sources for repayment, if our sources of repayment are not adequate, you could lose all or a part of your investment."

     Subordinated Obligations. The debt securities are second in right of repayment, or subordinated, to our senior debt and debt of our subsidiaries, other than the senior debt. There is no limitation on the amount of senior debt or subsidiary debt we may incur. See "Description of the Debt Securities Offered and the Indenture" for a description of what constitutes senior debt and debt of our subsidiaries.

     Parity Debt. Upon liquidation or dissolution, our indebtedness, other than the senior debt, will have rights equal to those of the debt securities being offered. As of September 30, 2000, we had $4.8 million of indebtedness, which will rank equally in right of payment with the debt securities. See "Description of the Debt Securities Offered and the Indenture."

     Orders. Your order is irrevocable upon submission to us. However, we may reject your order in whole or in part, for any reason. If we do not accept your order, we will promptly refund the funds you paid with your order to you without deduction of any costs and without interest. See "Plan of Distribution."

     Transaction Statements. Upon acceptance of an order, the purchaser will receive an initial transaction statement, which shows the purchaser's ownership. Purchasers may not transfer rights of ownership in the security by the endorsement and delivery of the statement to another purchaser. See "Provisions Relating to All Securities" for information on how to transfer this debt security.

     Overview of Terms of Debt Securities. For an overview of the debt securities, see "Highlights of Terms of Debt Securities Offered" and "Description of the Debt Securities Offered and Indenture" appearing in this prospectus.

     Use of Proceeds. Assuming that we sell all of the $50 million of debt securities offered according to our initial plan of distribution, we will receive net proceeds of approximately $48.9 million after paying expenses which we estimate to be approximately $1.1 million. Proceeds from the sale of the securities offered in this prospectus will be used for general corporate purposes, including the purchase of assets from, investments in and extensions of credit to, our subsidiaries and affiliates, which will use the proceeds for general corporate purposes including capital liquidity requirements. (See also "Use of Proceeds").

     Commissions. We will not pay commissions to our employees assisting in the sale of these securities. We do not presently intend to use registered broker-dealers to assist with the sale of the debt securities. If we elect to use broker-dealers on a best efforts basis in connection with future sales of the Certificates of Investment or Money Market Accounts, we anticipate that we will pay a commission that will represent a percentage of the sales price to those brokers and we may reimburse those brokers for costs and expenses related to those sales. If we use brokers, expenses of the offering will increase and the proceeds we receive will be less than currently estimated.

               HIGHLIGHTS OF TERMS OF THE DEBT SECURITIES OFFERED


Types of Security Offered       Certificate of Investment (Unsecured,   Money Market Account
subordinated                    subordinated, fixed term subordinated   (Unsecured, adjustable rate,
                                debt security)                          subordinated debt security)

Denomination of Initial         Minimum purchase: $5,000 per security   Minimum purchase: $5,000 per security
Purchase and Additional         or any amount in excess of $5,000       or any amount in excess of $5,000.
purchases                       (Minimum purchase for self-directed     (Minimum purchase for self-directed IRA
                                IRA accounts $2,000)                    accounts $2,000)


Annual Interest Rate            Fixed upon issuance. The interest       Depending on the balance in your Money
                                rate will vary according to the term    Market Account at the end of each day,
                                chosen and as offered in pricing        different interest rates and annual
                                supplements to the prospectus.          percentage yields may apply. We will
                                                                        adjust the interest rate paid from time
                                                                        to time in our sole discretion, however
                                                                        interest rates for each one-week period
                                                                        commencing on Sunday will be at least
                                                                        equal to the rate of the Thirteen Week
                                                                        U.S. Treasury Bills auctioned the
                                                                        immediately preceding Monday less one
                                                                        percent. No interest will be paid for
                                                                        any day on which the principal balance
                                                                        is below $5,000 (unless your account is
                                                                        a self-directed IRA). We will provide
                                                                        written notice to security holders 14
                                                                        days prior to a reduction in the
                                                                        interest rate on the account.


Types of Security Offered       Certificate of Investment (Unsecured,   Money Market Account
subordinated                    subordinated, fixed term subordinated   (Unsecured, adjustable rate,
                                debt security)                          subordinated debt security)

Payment of Interest             Interest in Certificates of             Interest in Money Market Accounts will
                                Investment with maturities of less      be compounded daily, credited to
                                than one year will be compounded        accounts monthly and paid at redemption.
                                daily and paid at maturity. Interest
                                on Certificates of Investment with
                                maturities of one year or greater
                                will be compounded daily and, at the
                                election of the holder, paid at
                                monthly, quarterly, semi-annually or
                                annually.


Types of Security Offered       Certificate of Investment (Unsecured,   Money Market Account
subordinated                    subordinated, fixed term subordinated   (Unsecured, adjustable rate,
                                debt security)                          subordinated debt security)

Redemption by Holder            Certificates of Investment with         May be redeemed by the holder upon
                                remaining maturities of less than one   written notice to us with payment to be
                                year are not redeemable prior to        made within 10 business days of our
                                maturity. Certificates of Investment    receipt of such notice from the holder.
                                with remaining maturities of one year   Redemptions must be at least $500
                                or greater may be redeemed by the       except for redemption to close an
                                holder, who is a natural person,        account.
                                following his/her total permanent
                                disability (as described under the
                                heading "Description of the Debt
                                Securities Offered and the Indenture
                                -Provisions Relating to Certificates
                                of Investment"), or by the holder's
                                estate after his/her death, at the
                                principal amount plus accrued
                                interest. Any holder who is not a
                                natural person, such as a trust,
                                partnership or corporation, will have
                                no right to cause redemption prior to
                                maturity (for joint, Holders, see
                                "Description of the Debt Securities
                                Offered and the Indenture Provisions
                                Relating to Certificate of
                                Investments")

Redemption by Us                Redeemable upon 90 days written         Redeemable upon 30 days written notice
                                notice to the holder.                   to the holder.


Types of Security Offered       Certificate of Investment (Unsecured,   Money Market Account
subordinated                    subordinated, fixed term subordinated   (Unsecured, adjustable rate,
                                debt security)                          subordinated debt security)

Form Issued/                    Book-entry form and non-negotiable. A   Book-entry form and non-negotiable. A
Transferability                 transaction statement will be issued    transaction statement will be issued
                                not an individual promissory note       not an individual promissory note
                                (except for custodial accounts for      (except for custodial accounts for
                                self-directed IRAs). Not transferable   self-directed IRAs). Not transferable
                                without our prior written consent.      without our prior written consent.


Maturity                        Certificates of Investment are          No fixed maturity.
                                offered with terms to maturity of
                                three (3)to 120 months, the term of
                                each note is established at the time
                                of purchase.

Automatic Extension             The Certificates of Investment will     Not applicable.
                                be automatically extended for a
                                period equal to the original term
                                unless: (i) we notify the holder at
                                least seven days prior to the
                                maturity date that an extension will
                                not be provided; or (ii) the holder
                                gives us notice of redemption within
                                seven days after the maturity date.
                                Certificates of Investment to be
                                extended will be extended at a fixed
                                rate equal to the rate then being
                                offered on newly issued Certificates
                                of Investment of like term and
                                denomination.


Types of Security Offered       Certificate of Investment (Unsecured,   Money Market Account
subordinated                    subordinated, fixed term subordinated   (Unsecured, adjustable rate,
                                debt security)                          subordinated debt security)

Periodic Statements             Quarterly statements will be mailed     Monthly statements detailing the
                                to each holder no later than the        balance and interest rate paid on each
                                tenth business day following the end    account will be mailed to each holder
                                of each quarter detailing the current   no later than the tenth business day
                                balance, the dollar amount and rate     following the end of each month.
                                of interest credited or paid and
                                other transactions if any occurring
                                over the past quarter.

                                  RISK FACTORS

     Before you invest in our debt securities, you should be aware that there are various risks, including those described in this section. You should also be aware of the risk factors described in other sections of this prospectus including the sections titled; "BUSINESS", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS", "INTEREST RATE RISK" AND "QUANTITATIVE AND QUALITATIVE DISCUSSION ABOUT MARKET RISK". You should consider carefully these risk factors together with all of the other information included in this prospectus and the applicable prospectus rate supplement before you decide to purchase any debt securities offered by this prospectus.

NEITHER THE FDIC NOR ANY OTHER GOVERNMENTAL OR PRIVATE AGENCY INSURES THE DEBT SECURITIES OFFERED BY THIS PROSPECTUS.

     The securities offered in this prospectus are not secured by any of our assets. Neither the FDIC nor any other governmental or private agency insures the debt securities offered by this prospectus. The holder of the debt securities is dependent solely upon sources such as our earnings, proceeds from the sale of available for sale loans, our working capital and other sources of funds, including proceeds from the continuing sale of subordinated debt for repayment of principal at maturity and the ongoing payment of interest on the debt securities. Therefore, if you invest in any of the securities, you are relying solely on these sources of funds for repayment of principal and interest and you could lose your entire investment including unpaid accrued interest.


THESE SECURITIES ARE SUBORDINATED TO OTHER INDEBTEDNESS, ARE NOT ASSIGNABLE, ARE NOT RATED, ARE NOT BACKED BY A SINKING FUND AND HAVE LIMITED LIQUIDITY BEFORE MATURITY

     The debt securities offered by this prospectus including interest are subordinated, or second in right of repayment, to our senior debt and the debt of our subsidiaries. As of September 30, 2000, there was $51.2 million of senior debt and subsidiary debt outstanding. There is no limitation on the amount of senior debt we can incur. Senior debt includes any indebtedness (whether outstanding on the date of this prospectus or created later) incurred in connection with our (including our subsidiaries) borrowings from a bank, trust company, insurance company, or from any other lender. These borrowings do not have to be specifically designated as "senior debt." If we were to become insolvent, our senior debt would have to be paid in full prior to payment of these subordinated debt securities in our liquidation. In addition, any indebtedness of our subsidiaries, other than the senior debt, will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to the holders of the debt securities. There may not be adequate funds remaining to pay the principal and interest on the debt securities. See "Description of the Debt Securities Offered and the Indenture -- Provisions Relating to All Securities."

     These securities are not rated by any type of rating agency and do not reflect the characteristics commonly associated with other corporate debt holding an investment grade rating. We do not contribute funds to a separate account, commonly known as a sinking fund, to make interest or principal payments on the securities. Because funds are not set aside periodically for the repayment of these debt securities over their term, holders of these debt securities must rely on our revenues from operations and other sources for repayment. To the extent revenues from operations are not sufficient to repay the debt, holders may lose all or a part of their investment. See "Description of the Debt Securities Offered and the Indenture" and "Business , General."

     Your ability to liquidate your investment is limited because of transfer restrictions and the lack of a trading market for the debt securities.

     The debt securities offered by this prospectus may not be transferred without our prior written consent. There is no established trading market for the debt securities. Due to the non-transferable nature of the debt securities and the lack of a market for the sale of the debt securities, even if we permitted a transfer, investors would be unable to liquidate their investment. See "Description of the Debt Securities Offered and the Indenture."

     Since no specific allocation of the proceeds has been determined as of the date of this Prospectus, we will have broad discretion in determining how the proceeds of the offering will be used. As a result, we could use the funds in a manner contrary to the best interest of investors. See "Use of Proceeds."

RISK FROM NEGATIVE CASH FLOW AND RECENT LOSS FROM OPERATIONS

     Since we have historically experienced negative cash flows from our operations and expect to do so in the foreseeable future, our ability to repay the Certificates of Investment could be impaired.

     We have historically experienced negative cash flow from operations primarily due to our loan sale strategy of accumulating an inventory of loans over time for sale in bulk on a whole loan basis. During this accumulation period costs and expenses are incurred, however, the gain on the sale of loans is not recognized until the loans are sold, which may occur in a subsequent period. Negative cash flow from operations is expected to continue and if our loans cannot be profitably sold for cash in a timely manner, it could impair our ability to make principal and interest payments due under the terms of the securities.

     We were profitable each year from acquisition in 1984 through the year ended December 31, 1998. However, triggered by adverse conditions in the secondary marketplace for whole loan sales (see "Risks Associated with Loan sales through Securitization"), we reported a net loss from operations for the year ended December 31, 1999 and for the nine months ended September 30, 2000, and we anticipate a net loss for the year ending December 31, 2000. Beginning in

July of 1998, we initiated and continue to implement major cost reduction initiatives and corporate restructuring plans that are designed for a return to profitability. We expect that we will continue to be challenged by a reduction in premiums received on non-conforming mortgage loans sold in the secondary market compared to premiums realized in recent years reducing our revenue per loan and by new competition, a limited availability of capital, and the possibility of a rise in loan delinquency and the associated loss rates. If we do not achieve our goals for a return to profitability, we may not be able to repay principal and interest on these securities and you could loose all of your investment.

RISKS ASSOCIATED WITH NON-CONFORMING LOAN ORIGINATION, SERVICING AND SALE

     We market a significant portion of our loans to borrowers who are either unable or unwilling to obtain financing from traditional sources, such as commercial banks. Loans made to these borrowers may entail a higher risk of delinquency and loss than loans made to borrowers who use traditional financing sources. Historically, we have experienced a higher rate of delinquencies on loans made to these credit-impaired borrowers as compared to delinquency rates experienced by banks on loans to conforming borrowers. While we sell the majority of our loans on a service released, no recourse basis and use underwriting standards and collection procedures designed to mitigate the higher credit risk associated with lending to these borrowers, our standards and procedures may not offer adequate protection against risks of default. Higher than anticipated delinquencies, foreclosures or losses in our serviced loans, would reduce our profits, which could restrict our ability to repay the notes upon maturity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Beginning in late 1998, adverse changes in the securitization market impaired our ability to originate and sell loans on a favorable and/or timely basis. This was due to our dependence on investors for our whole loan sales that relied on securitization as their primary source of funding. As a part of our restructuring plans initialed in 1998, we have diversified our base of investors for loan sales over the past two years and continue to procure new investors on an ongoing basis.

     While we have and continue to explore securitization structures as possible alternative loan sale strategy, we have not sold loans through securitization in the past and have no current plans to do so in the future. Selling our loans through a securitization program would be a significant departure from our current business operations. However, subject to changes in the secondary marketplace, it is possible that in the future we may adopt plans to sell a portion of the loans we originate through a securitization program and retain the rights to service the loans. However, whether or not we adopt this loan sale strategy in the future, adverse changes in the securitization market could impair our ability to originate and sell loans on a favorable and/or timely basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     For our ongoing operations, we depend upon frequent financings, including the sale of unsecured subordinated debt securities, warehouse credit facilities and other forms of indebtedness. If we are unable to renew or obtain adequate funding under a warehouse credit facility, or other borrowings, the lack of adequate funds would restrict our ability to repay the notes upon maturity. To the extent that we are not successful in maintaining or replacing existing and new subordinated debt securities upon maturity, we may have to limit our loan origination volume or sell loans earlier than intended for lower prices than under normal circumstances and restructure our operations. Limiting our originations or earlier sales of loans could reduce our operating revenues relative to operating expenses and impair our ability to repay the principal and interest on the subordinated debt securities. "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Any substantial impairment in the size, pricing or availability of the secondary market for our loans could result in our inability to continue to originate loans and repay the principal and interest on the subordinated debt securities. "Management's Discussion and Analysis of Financial Condition and Results of Operations."


OUR ABILITY TO ATTAIN IMPROVED OPERATING RESULTS DEPENDS UPON A VARIETY OF FACTORS OUTSIDE OUR CONTROL, INCLUDING:

     o    changes in interest rates,
     o conditions in the secondary marketplace for our loans including whole loan investors and the asset-backed securities markets,
     o    economic conditions in our origination market areas,
     o    competition, and
     o    regulatory restrictions
     o    residential real estate values
     o    the demand for and general levels of consumer debt

     See also: "BUSINES - Competition" "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Impact of Inflation and Changing Price Changes"

A CHANGE IN MARKET INTEREST RATES MAY RESULT IN A REDUCTION IN OUR PROFITS AND IMPAIR OUR ABILITY TO REPAY THE NOTES.

     Rapid changes, either upward or downward, in interest rates may adversely affect our profits. Any future rise in interest rates may:

     o    reduce customer demand for our products;
     o    increase our cost of funds;
     o reduce the spread between the rate of interest we receive on loans and the interest rates we must pay under our outstanding credit facilities and debt securities;
     o    reduce our revenue realized from loan sales; and

     o    limit our access to borrowings in the capital markets.

     We are subject to risks associated with changes in interest rates to the extent that we have issued fixed rate senior and subordinated debt securities with scheduled maturities of one to ten years. At September 30, 2000, we had $4.8 million of subordinated debt securities with scheduled maturities greater than one year, which is not subject to early redemption at our option. If market interest rates decrease in the future, the rates paid on our long term subordinated debt could exceed the current market rates earned by us on our new loan originations, which could result in a reduction in our profitability and could impair our ability to repay the notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management."

IF WE ARE UNABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS STRATEGY, OUR REVENUES MAY DECREASE WHICH COULD IMPAIR OUR ABILITY TO REPAY THE NOTES.

     Our business strategy seeks to increase revenues from current operations relative to expenses, add new sources of revenues, increase our loan volume through further development of existing markets while maintaining our customary origination fees and to maintain an acceptable spread between loan interest rates and the interest rates we pay for capital. Implementation of this strategy will depend in large part on our ability to:

     o open or expand offices in markets with a sufficient concentration of borrowers who meet our underwriting criteria;
     o    obtain adequate financing on favorable terms;
     o profitably sell our loans in the secondary market on an attractive and timely basis;
     o    hire, train and retain skilled employees;
     o reduce our operating costs and enhance operating efficiency through technology
     o    successfully implement our marketing campaigns; and
     o    expand in the face of increasing competition from other lenders.
     o successfully enter new lines of business under consideration including but not limited to Small Business Administration lending

     Our inability to achieve any or all of these factors could impair our ability to implement our business strategy and successfully leverage our fixed costs which could result in a reduction in our revenues and impair our ability to repay the notes.

COMPETITION FROM OTHER LENDERS COULD ADVERSELY AFFECT OUR PROFITABILITY AND OUR ABILITY TO REPAY THE NOTES.

     The lending markets in which we operate are highly competitive. Some competing lenders have substantially greater resources, greater experience, lower cost of funds, and a more established market presence than us. If our competitors increase their marketing efforts to include our market niche of borrowers, we may be forced to reduce the rates and fees we currently charge in order to maintain and expand our market share. Any reduction in our rates or fees could have an adverse impact on our profitability and our ability to repay the notes. Our profitability and the profitability of other similar lenders may attract additional competitors into this market. (See "Business - Competition")

AN ECONOMIC DOWNTURN IN OUR PRIMARY GEOGRAPHIC ORIGINATION MARKETS COULD RESULT IN LOWER REVENUES, WHICH WOULD REDUCE THE FUNDS AVAILABLE TO REPAY THE NOTES.

     We currently originate loans primarily in the eastern half of the United States. The concentration of loans in a specific geographic region subjects us to the risk resulting from a downturn in these economies which could result in reduced revenues which would reduce the funds available to repay the notes. (See "Geographical Concentration of Operations" under Business section)

     Although we sell substantially all of the loans we originate on a whole loan, service released basis, `buy sell' agreements with our investors require that we replace or repurchase loans which do not conform to the representations and warranties made by us at the time of sale. Claims by borrowers or investors could result in reduced revenues, which would reduce the funds available to repay the notes.

     In the ordinary course of our business, we are subject to claims made against us by borrowers and private investors arising from, among other things:

     o losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentation, error and omission by our employees, officers and agents (including our appraisers);
     o    incomplete documentation; and
     o failure to comply with various laws and regulations applicable to our business.

     Although no material claims or legal actions are currently assessed against us, any claims asserted in the future may result in legal expenses, liability, and reduced revenues.

LOSS OF KEY MEMBERS OF OUR MANAGEMENT TEAM COULD DISRUPT OUR OPERATIONS AND RESULT IN REDUCED REVENUES, WHICH COULD REDUCE THE FUNDS AVAILABLE TO REPAY THE NOTES.

     The success of our operations depends on the continued employment of our senior level management. If key members of the senior level management were for some reason unable to perform their duties or were to leave us for any reason, we may not be able to find capable replacements in a timely manner, which could disrupt operations and result in reduced revenues. Any reduction in revenues could reduce the funds available to repay the notes.

ENVIRONMENTAL LAWS AND REGULATIONS MAY RESTRICT OUR ABILITY TO FORECLOSE ON LOANS SECURED BY REAL ESTATE OR INCREASE COSTS ASSOCIATED WITH THOSE LOANS, WHICH COULD REDUCE OUR REVENUES AND THE FUNDS AVAILABLE TO REPAY THE NOTES. (See also under `Business', `Environmental Risk Factors')

REGULATIONS THAT APPLY TO OUR BANKING SUBSIDIARY, THROUGH WHICH WE CONDUCT MOST OF OUR BUSINESS OPERATIONS, IMPOSE CAPITAL AND OTHER REQUIREMENTS THAT WE MUST MAINTAIN AND COMPLY WITH AND WHICH IMPOSE LIMITATIONS ON THE ABILITY OF THESE SUBSIDIARIES TO MAKE LOANS OR PAY DIVIDENDS TO US; THESE REGULATIONS MAY MAKE IT MORE DIFFICULT FOR US TO REPAY INDEBTEDNESS(See also: "BUSINESS - Regulation, OTS Regulation of Approved Financial Corp. and Regulation of the Bank)

     We conduct most of our business operations through our subsidiaries, including Approved Federal Savings Bank. State and federal regulation of our banking institution impose capital requirements that these subsidiaries must maintain and impose limitations on the ability of these subsidiaries to make loans or pay dividends to us. Among the applicable regulations are the following:

o Banking regulations impose minimum capital requirements that our banking subsidiary must maintain. From time to time we may need to contribute capital in the form of cash to our bank subsidiary to ensure its continued regulatory compliance and ability to conduct its business operations.

o Banking regulations limit the amount of dividends that our bank subsidiary may pay to us.

o Sections 23A and 23B of the Federal Reserve Act restrict the ability of our bank subsidiary to transfer funds to us and our affiliates in the form of loans, extensions of credit, investments or purchases of assets. These regulations also require generally that transactions between our bank subsidiary and us be on terms no less favorable to the bank subsidiary than comparable transactions with unrelated third parties. Similarly, transfers of funds in any twelve-month period by our bank subsidiary to us or to any single affiliate may not exceed 10% of the depository subsidiary's capital and surplus, and transfers to all affiliates in any twelve-month period may not exceed 20% of its capital and surplus.

o We must comply with collateral requirements when obtaining loans or other extensions of credit from our affiliated banking institution.

     Our need to provide cash to our banking subsidiary from time to time to meet capital requirements and our limited ability to obtain funds from this subsidiary may limit the amount of cash we may have available at any time and could make it more difficult for us to make payments on the securities offered in this prospectus.

YOUR RIGHT TO RECEIVE PAYMENT ON THE SECURITIES IS JUNIOR TO THE RIGHTS OF DEPOSITORS AND OTHER CREDITORS OF OUR SUBSIDIARIES TO BE PAID MONEY OWED TO THEM

     Our right to receive any distribution of assets from any of our subsidiaries if they liquidate their assets or undergo reorganization or other similar transaction is junior to the claims of creditors of the subsidiary. Consequently, unless we are recognized as a creditor of the subsidiary, the securities will be effectively junior in right of repayment to all of the existing and future liabilities of our subsidiaries. At December 31, 1999 and at September 30, 2000, our subsidiaries had total liabilities, excluding liabilities owed to us, of approximately $ 45.8 million and $75.1 million, respectively. The indenture does not limit the amount of secured or unsecured debt that we or any of our subsidiaries may incur.

THE BANKING AND FINANCE INDUSTRIES ARE SUBJECT TO SUBSTANTIAL REGULATION WHICH MAY INCREASE OUR COST OF DOING BUSINESS; OUR FAILURE TO COMPLY WITH THESE REGULATIONS COULD ADVERSELY AFFECT OUR OPERATIONS

     Extensive federal and state regulations affect our banking and finance businesses in general, and our banking subsidiary in particular. Our lending and servicing activities must adhere to various federal and state laws, including but not limited to:

  o the Truth-in-Lending Act;

  o the Equal Credit Opportunity Act;

  o the Home Mortgage Disclosure Act;

  o the Community Reinvestment Act;

  o the Electronic Funds Transfer Act;

  o the Home Ownership and Equity Protection Act;

  o the Real Estate Settlement Procedures Act; and

  o the Fair Credit Reporting Act.

     In addition, various legislative proposals and initiatives relating to the banking and finance businesses have been or will be introduced in Congress. Recently an FDIC discussion draft proposal has been made public regarding requirements for subprime lenders. Under the proposal, regulatory capital required to be held for certain loan classes included in the institution's portfolio could be increased. The ultimate resolution of this proposal is uncertain at this time. However, we believe that the Bank can remain in compliance with its capital requirements. Other federal legislative proposals and initiatives that could impact us and our businesses include financial privacy initiatives that would restrict the permissible use of customer-specific financial and other credit information and statutory changes to the Real Estate Settlement Procedures Act, the Truth-in-Lending Act and the Home Ownership Equity Protection Act ("HOEPA"). Additionally, The Federal Home Loan Bank("FHLB") Board recently distributed a new policy to its members entitled "Policies to Promote Responsible Lending". The policy restricts the general characteristics, such as rates and fees, associated with the origination of mortgage loans that a member institution, such as our Bank, can pledge as collateral for advances of credit from the FHLB. Also, the OTS recently issued a draft proposal concerning its oversight of savings and loan holding companies. If the proposal is adopted we will be required to provide 30 days notice to the OTS before undertaking certain significant new business activities that would result in an increase in our debt at the holding company level or a reduction in our capital or in relation to certain asset acquisitions. The draft proposal indicates that this is for the purpose of allowing time for the OTS to access the potential impact that such activity will have on our risk profile and on the risk profile of our Bank. The ultimate resolution of this OTS proposal is uncertain at this time.

     Additionally, a number of states are considering, and others likely will consider, legislative and regulatory initiatives related to subprime mortgage lending and financial privacy. If any of these proposals were to become law, they could negatively impact our profitability or the manner in which we conduct our business.

     Various states regulate the subsidiaries through which we conduct our home equity lending businesses and require licensing of those subsidiaries as mortgage bankers, mortgage brokers, and originators, sellers and servicers of mortgage loans. The Office of Thrift Supervision regulates our subsidiary, Approved Federal Savings Bank. Federal and state regulatory authorities also periodically conduct examinations of us with respect to originating, processing, underwriting, selling and servicing our loans. Failure to comply with these statutory and regulatory requirements can lead to, among other remedies, termination or suspension of licenses, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

     We have implemented procedures to comply with these requirements and we believe that we comply in all material respects with applicable local, state and federal laws, rules and regulations. However, if more restrictive laws, rules and regulations are adopted in the future, compliance could become more difficult or expensive. We are also subject to Federal Reserve Board regulations related to residential mortgage lending and servicing and the Department of Housing and Urban Development regulation and reporting requirements. Failure to comply with these requirements can lead to, among other remedies, termination or suspension of licenses, rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

     Federal and state government agencies have recently begun to consider, and in some instances have adopted, legislation to restrict lenders' ability to charge rates and fees in connection with sub-prime residential mortgage loans and loans to borrowers with credit problem. Such legislation also imposes various loan term restrictions, e.g., limits on balloon loan features. Frequently referred to generally as "predatory lending" legislation, this legislation may limit our ability to impose fees, charge interest rates on consumer loans to those borrowers with problem credit and may impose additional regulatory restrictions on our business.

     Additionally, financial institutions that currently, as well as those who may in the future, provide us with credit facilities periodically perform due diligence reviews in respect to our origination, processing, underwriting, selling and servicing of home equity loans and conventional first mortgage loans. In addition, these credit facilities contain restrictive covenants with which we must comply. Since the debt securities offered by this prospectus are unsecured and second in right of repayment to our senior debt borrowed from these institutional lenders, in the event of insolvency, subordinated debt holders would be repaid only if funds remain after the repayment of our senior debt.



                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows our ratio of earnings to fixed charges for the periods indicated:




------------------------------------------------------------------------------------------------------------------------
                                      Table: Ratio of Earnings to Fixed Charges
------------------------------------------------------------------------------------------------------------------------
  (UNAUDITED)                                       Year Ended December 31                                  Nine Months
  $ IN 1,000                                                                                                   Ended
------------------------------------------------------------------------------------------------------------------------
     Year                        1995            1996            1997            1998             1999         9/30/00
------------------------------------------------------------------------------------------------------------------------
   Earnings                    $4,251          $8,724         $19,921          $7,334        -$  7,365        $    367
------------------------------------------------------------------------------------------------------------------------
Fixed Charges                  $2,142          $3,014         $ 6,223          $6,382         $  5,306        $  3,128
------------------------------------------------------------------------------------------------------------------------
Earnings/Fixed                  1.98X           2.89X           3.20X           1.15X               *               *
 Charges
------------------------------------------------------------------------------------------------------------------------

* Earnings are inadequate to cover fixed charges by $12,671 for the year ended December 31, 1999 and $2,761 for the nine months ended September 30, 2000.

                                USE OF PROCEEDS

     The amount of securities that we offer from time to time and the precise amounts and timing of the applications of the proceeds will depend upon market conditions as well as our funding requirements and those of our subsidiaries and affiliates.

     We estimate that the resulting proceeds from the sale of the debt securities according to our initial plan of distribution will be approximately $48.9 million net of estimated offering expenses if we sell all of the securities that we offer by this prospectus (See also "Plan of Distribution").

The proceeds will be used for general corporate purposes, which may include, but are not limited to:


   o financing the future growth of our loan portfolios and capital expenditures;
   o  paying general operating expenses including interest expense;

   o purchasing assets from, making investments in and extending credit to, our subsidiary companies. Our subsidiaries may use the proceeds for general corporate purposes, including but not limited to use as capital for regulatory capital ratio requirements;

   o repayment of warehouse credit facilities and any other senior or subordinated indebtedness, including but not limited to notes to related parties; o funding the startup of new business divisions both in current and new lines of business; o financing of possible acquisitions of related businesses or assets, or strategic relationships with other companies although none are currently contemplated; o investing in other securities or repurchasing our common stock from time to time;

     In addition, the precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds, actual funding requirements and the availability of other sources of funding. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to:

     o    treasury bills,
     o    commercial paper,
     o    certificates of deposit,
     o    securities issued by U.S. government agencies,
     o    money market funds; and
     o    repurchase agreements.

     Our investment policies permit significant flexibility as to the types of such investments that we may make. We may also maintain daily unsettled balances with broker-dealers.


                              PLAN OF DISTRIBUTION

     Except as otherwise indicated in a prospectus supplement, we will sell these securities directly, without an underwriter or selling agent, and the securities will be sold by our employees who, under Rule 3a4-1(a) of the Exchange Act of 1934, are deemed not to be brokers. In accordance with the provisions of Rule 3a4-1(a), our employees who sell securities will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with certain specified limitations when responding to inquiries from, potential purchasers.

     We may distribute the securities offered in this prospectus in one or more transactions: (1) at a fixed price or prices, which may be changed; (2) at market prices prevailing at the time of sale; (3) at prices related to the prevailing market prices; or (4) at negotiated prices.

     We do not plan to use a broker-dealer or an agent for the purpose of soliciting the sale of these securities. However, if we were to do so in the future, the member broker-dealer or agent, which may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the securities offered in this prospectus and any commissions payable by us to that member broker-dealer or agent will be disclosed in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any member broker-dealer or agent will be acting on a reasonable efforts basis. We may also agree to indemnify the broker-dealer or agent against specific liabilities, including liabilities under the Securities Act and to reimburse the broker-dealer or agent for its costs and expenses, up to a maximum to be determined, based upon the total dollar value of the securities sold.

     We may reject any order, in whole or in part, for any reason. Your order is irrevocable upon receipt by us. In the event your order is not accepted, we will promptly refund your funds, without deduction of any costs and without interest. We expect that orders will be refunded within 48 hours after receipt. Once your order has been accepted, the applicable order funds will be promptly deposited in our account. You will receive by mail a receipt confirming your investment as soon as practical after acceptance of your order. No minimum number of debt securities must be sold in the offering. You will not know at the time of submitting an order for purchase of subordinated debt securities whether we will be successful in completing the sale of any or all of the debt securities being offered. We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded.

     We may from time to time offer investment incentives to investors. These incentives could take the form of merchandise travel, accommodations, or other goods or services that would be awarded to investors who satisfy total investment, length of investment or other criteria. There are no specific incentive programs in place on the date of this prospectus. Any specific incentive program would be disclosed in a prospectus supplement. Investors must consider that they will recognize income for income tax purposes based upon the value of any incentive received.

     We estimate our expenses involved in this offering, excluding the costs associated with any agent or broker-dealer that may be contracted to sell these securities in the future, and assuming the full offering amount of $50 million is sold, to be approximately $1,133,200.

          DESCRIPTION OF THE DEBT SECURITIES OFFERED AND THE INDENTURE

General

     The debt securities represent our unsecured debt obligations. In connection with this offering of debt securities, we have entered into an agreement, called an indenture, with US Bank Trust, a national banking association. The terms of the debt securities include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, in effect on the date the indenture is qualified under that act. The debt securities are subject to all terms and conditions of the indenture and Trust Indenture Act. We refer you to the indenture and the Trust Indenture Act for a complete understanding of the debt securities. The following includes a summary of some provisions of the indenture, and a copy of the indenture is available from us upon request. This summary does not purport to be complete and is qualified in its entirety by reference to the indenture, including the definitions in the indenture of some of the terms used below.

     Subordination. The debt securities will be subordinated in right of payment to, or subordinate to, the prior payment in full of all senior debt further described in our prospectus, whether outstanding on the date of the indenture or incurred following the date of the indenture. There is no limit on the amount of senior debt we may incur. The stock we hold in our subsidiaries, as well as any of our other assets, is available to repay the debt securities in the event of default. In the event of our default and liquidation of our subsidiaries to repay the note holders, we must pay or make provisions for the payment of creditors of the subsidiaries from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the debt securities. See "-- Provisions Relating to All Securities -- Subordination."

     Unsecured without a Sinking Fund. These debt securities are not secured by any collateral or lien. These debt securities do not contain provisions for a sinking fund or similar fund providing for payments on the debt securities. See "Risk Factors -- Since we do not set aside funds to repay the debt securities offered and you must rely on our revenues from operations and other sources for repayment, if our sources of repayment are not adequate, you could lose all or a part of your investment."

     Debt securities will consist of Certificates of Investment and Money Market Accounts and may be purchased in the minimum amount of $5,000 or any amount in excess of $5,000, subject to the exception for self-directed IRA accounts (See:
"Self-Directed IRA Accounts") . You may not cumulate separate purchases to satisfy the minimum denomination requirement.

Provisions Relating to Certificates of Investment

     Maturity. We are offering Certificates of Investment with terms ranging from three (3) to 120 months. You will select the term of each Certificate of Investment upon your order.

     Book Entry. Upon acceptance of an order, we will credit our book-entry registration and transfer system to the account of the purchaser of the Certificate of Investment with the principal amount of such security owned of record by such purchaser, which record holder is referred to as the holder or registered holder in this document and in the indenture. This shall represent the sole method of recording the ownership and transfer of ownership interests in such securities except for custodial accounts for self-directed IRAs. Also upon acceptance of an order, we will send each holder a transaction statement, which will indicate our acceptance of the order. The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Since these securities are issued in book entry form only, these legal requirements may impair the holder's ability to transfer the record ownership of the Certificate of Investment. Book entry shall represent the sole method of recording ownership and transfer of ownership of Certificates of Investment except for custodial accounts for self-directed IRAs (See: "Self-Directed IRA Accounts")

     The holders of Certificates of Investment issued in a book-entry form will not receive or be entitled to receive physical delivery of a note or certificate evidencing such indebtedness. The holders of the accounts we establish upon the purchase or transfer of Certificates of Investment shall be deemed to be the owners of the Certificates of Investment under the indenture. The holder of the Certificates of Investment must rely upon the procedures established by the trustee to exercise any rights of a holder of Certificates of Investment under the indenture. We will provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

     We will provide the trustee with information, as requested, regarding the total amount of any principal and/or interest due to holders with regard to the Certificates of Investment on any interest payment date or upon redemption. On each interest payment date, we will credit interest due on each account. We will determine the interest payments to be made to the book entry accounts and maintain, supervise and review any records relating to book entry beneficial interests in the notes.

     Book entry notations in the accounts evidencing ownership of the Certificates of Investment are exchangeable for actual notes in denominations of $5,000 and any amount in excess of $5,000 and are fully registered in those names as we direct only if:

     o we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or

     o after the occurrence of an event of default under the indenture, holders of the Certificates of Investment aggregating more than 50% of the aggregate outstanding amount of the Certificates of Investment advise the trustee in writing that the continuation of a book-entry system is no longer in the best interest of the holders of Certificates of Investment and the trustee notifies all registered holders of these securities, of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting such notes.

     Subject to the exceptions described above, the book-entry interests in these securities shall not otherwise be exchangeable for fully registered Certificates of Investment.

     Interest. The interest rate payable on a Certificate of Investment will be determined based upon the maturity date, term and other criteria established by us at the time of your investment. Prevailing rates and terms will be set forth in a supplement to this prospectus. We will establish the interest rates payable on the Certificates of Investment from time to time based on market conditions and our financial requirements. We constantly re-evaluate our interest rates based upon this analysis. Once determined, the rate of interest payable on a Certificate of Investment will remain fixed for the term that the Certificate of Investment is outstanding.

     We will compute interest on Certificates of Investment on the basis of an actual calendar year and interest will compound daily. We will pay interest on Certificates of Investment with terms of less than twelve months at maturity. Holders of Certificates of Investment with terms of twelve months or greater may elect to have interest paid monthly, quarterly, semiannually, annually or at maturity. The holder may change this election one time during the term of the Certificate of Investment. Holders must request to change the election in writing to us. No specific change in election form is required. Any interest not otherwise paid on an interest payment date will be paid at maturity.

     We reserve the right to vary from time to time, at our discretion, the interest rates we offer on the Certificates of Investment based on numerous factors other than length of term to maturity. These factors may include, but are not limited to: the desire to attract new investors; Certificates of Investment in excess of specified principal amounts; Certificates of Investment purchased for Self-directed IRA accounts; rollover investments; and Certificates of Investment beneficially owned by persons residing in particular geographic localities. We may make a decision to vary interest rates in the future based on our fund raising objectives including, but not limited to, the attraction of new investors in particular regions, the encouragement of the rollover of Certificates of Investment by current holders, circumstances in the financial markets and the economy, additional costs which we may incur in selling Certificates of Investment in a particular jurisdiction which may at the time be relevant to our operations and other factors.

     Automatic Extension. The term of the Certificate of Investment will automatically extend for a term identical to the term of the original Certificate of Investment unless:

     o We notify the holder at least seven days prior to the maturity date of our intention not to extend the Certificate of Investment; or

     o The holder elects to redeem the Certificate of Investment within seven days after the maturity date.

     Until either, the holder or we terminate or redeem the Certificate of Investment, they will continue to renew in this manner. Each renewed Certificate of Investment will continue in all its provisions, including provisions relating to payment, except that the interest rate payable during any renewed term will be the interest rate on similar Certificates of Investment being offered as of the renewal date. If similar Certificates of Investment are not being offered, the interest rate upon renewal will be the rate specified by us on or before the maturity date, or the then current rate of the Certificate of Investment if no rate is specified. If we notify the holder of our intention to repay a Certificate of Investment at maturity, no interest will accrue after the date of maturity. Otherwise, if a holder requests repayment within seven days after its maturity date, we will pay interest during the period after its maturity date and prior to repayment at the lower of:

     o the lowest interest rate then being offered by us on a Certificate of Investment or Money Market Account to the general public; or

     o the rate we paid on the Certificate of Investment immediately prior to its maturity.

     As a courtesy, we provide a request for repayment form with the notice. Use of the form by a holder is not a condition of repayment. Holder may also request repayment by writing to us.

     Optional Renewal Programs. From time to time, we may offer, in our sole discretion, some Certificate of Investment holders the ability to extend the maturity of an existing Certificate of Investment. This extension option if and when offered will not be subject to the 90-day notice of redemption described in this prospectus. If the holder elects to extend, then we will send a confirmation statement in accordance with the terms and interest rate prevailing at the extension date.

     Place and Method of Payment. We will pay principal and interest on the Certificates of Investment at our principal executive office or at another place that we designate for that purpose. However, we may choose to make payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register, which is maintained for that purpose.

     Redemption by Us. We have the right to redeem any Certificate of Investment at any time, prior to its stated maturity, upon 90 days written notice to the holder. The holder has no right to require us to prepay any Certificate of Investment prior to its maturity date as originally stated or as it may be extended, except as indicated below.

     Redemption by the Holder upon Death or Total Permanent Disability. Certificates of Investment with remaining maturities of one year or greater may be redeemed at the election of the holder, who is a natural person, following his/her total permanent disability, as established to our satisfaction, or by his/her estate following his/her death. The redemption price, in the event of such a death or disability, will be the principal amount of the Certificate of Investment, plus interest accrued and not previously paid, to the date of redemption. If spouses are joint registered holders of an Certificate of Investment, the election to redeem will apply when either registered holder dies or becomes subject to a total permanent disability. In other cases of Certificates of Investment jointly held by persons who are not legally married, the election to redeem upon the death of one joint holder will not apply. If person who is not a natural person such as a trust, partnership, corporation or other similar entity, holds the Certificate of Investment, then the redemption upon death or disability does not apply.

     We may modify the foregoing policy on redemption after death or disability in the future. However, no modification will affect the right of redemption applicable to any outstanding Certificate of Investment.

     For the purpose of determining the right of a holder to demand early repayment of an Certificate of Investment, total permanent disability means a determination by a physician chosen by us that the holder, who was gainfully employed on a full time basis at the time of purchase, is unable to work on a full time basis, at least forty hours per week, during the succeeding twenty-four months.

     Quarterly Statements. We will provide holders of the Certificates of Investment with or statements, which will indicate, among other things, the current account balance, including interest paid or accrued. These statements will be mailed not later than the tenth business day following the end of each calendar quarter.

Provisions Relating to Money Market Accounts

     Maturity. The Money Market Accounts have no stated maturity and are redeemable at any time in minimum amounts of $500, or a lesser amount available to close an account, at the option of the holder. (See "Redemptions by the Holder of Money Market Accounts.")

     Book-Entry System. Upon acceptance of an order, we will credit to our book-entry registration and transfer system, the principal amount of the Money Market Accounts owned of record by that purchaser to the account of the purchaser of the Money Market Account which record holder is referred to as the holder or registered holder in this document and in the indenture. This shall represent the sole method of recording the ownership and transfer of ownership interests in such securities except for custodial accounts for self-directed IRAs. Upon acceptance of the purchaser's order, we will send each purchaser a transaction statement, which will indicate our acceptance of the order. The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Since these securities are issued in book entry form only, these legal requirements may impair the holder's ability to transfer the record ownership of the Money Market Accounts. Book entry shall represent the sole method of recording ownership and transfer of ownership in Money Market Accounts except for custodial accounts for self-directed IRAs (See:
"Self-Directed IRA Accounts")


     The registered holders of Money Market Accounts issued in a book-entry only form will not receive or be entitled to receive physical delivery of a note or certificate. The registered holders of the accounts we establish upon the purchase or transfer of Money Market Accounts will be deemed to be the owners of the Money Market Accounts under the indenture. Each person holding a book entry interest in the Money Market Accounts must rely upon the procedures established by the trustee to exercise any rights of a holder of the Money Market Accounts under the indenture. We will provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

     We will make the information regarding the total amount of any principal and/or interest, which we will pay in the form of additional securities, due to registered holders with regard to the Money Market Accounts on any interest payment date or upon redemption available to the trustee upon the trustee's request. On each interest payment date, we will credit each account, the interest due. We will determine the interest payments to be made to the book-entry accounts and will maintain, supervise and review any records relating to book-entry beneficial interests in Money Market Accounts.

     Book-entry interests in the accounts evidencing ownership of the Money Market Accounts are exchangeable for actual notes in denominations of $5,000 and any amount in excess of $5,000 and are fully registered in the names of the accounts as we direct only if:

     o we, at our option, advise the trustee in writing of our election to terminate the book-entry system, or

     o after the occurrence of an event of default under the indenture, holders of the Money Market Accounts aggregating more than 50% of the aggregate outstanding amount of the Money Market Accounts advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of Money Market Accounts and the trustee notifies all registered holders of the Money Market Accounts, of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting the notes.

     The book-entry interests in the Money Market Accounts are not otherwise exchangeable for fully registered securities.

     Interest. We will adjust the interest rates payable on the Money Market Accounts from time to time in our sole discretion provided that the rate for each one-week period commencing on Sunday will be at least equal to the rate of the Thirteen Week U.S. Treasury Bills auctioned the immediately preceding Monday less one percent. No interest will be paid for any day on which the principal balance is below $5,000, subject to the exception for self-directed IRA accounts(See: "Self-Directed IRA Accounts").We will provide written notice to all holders of the Money Market Accounts 14 days prior to any decrease in the interest rate. The notice will set forth the new interest rate to be paid and the effective date of the change. We reserve the right to increase the interest rate paid on the Money Market Accounts at any time without prior notice to the holders of the Money Market Accounts. Investors may inquire about the current interest rate on the outstanding Money Market Accounts by calling us at [new toll free number to be inserted].

     Interest accrues daily and is credited monthly on the last day of each calendar month. Interest accrued during each monthly period will not be paid by check but will be added to the note holder's principal balance of the account in the form of additional securities. Interest will continue to accrue on the principal balance of each security through the date of redemption. If a holder redeems the security in full, the principal balance of the account (including accrued interest) will be paid by check as soon as practicable.

     Subject to the limitations set forth in this prospectus, we may vary, at our discretion, the interest rates we offer on the Money Market Accounts based on numerous factors. These factors may include, but are not limited to: the desire to attract new investors; Money Market Accounts in excess of specified principal amounts; Money Market Accounts purchased for self-directed IRA and/or Keogh accounts; and Money Market Accounts beneficially owned by persons residing in particular geographic localities. As of the date of this prospectus, we are not offering Money Market Accounts at varying rates to different investors. However, we may make a decision to vary interest rates in the future based on our fund raising objectives including, but not limited to, the attraction of new investors in particular regions, circumstances in the financial markets and the economy, any additional costs which may be incurred by us in selling Money Market Accounts in a particular jurisdiction which may at the time be relevant to our operations and other factors.

     Redemption by the Holder of Money Market Accounts. The holder of the Money Market Accounts may redeem the security at any time in minimum amounts of $500 (or any amount to close an account) upon not less than 10 business days written notice to us.

     Redemption by Us. We have the right to redeem a Money Market Account at any time upon 30 days written notice to the holder of the note.

     Place and Method of Payment Upon Redemption. We will make payments upon the redemption of the Money Market Accounts at our principal executive office, or at another place that we may designate for that purpose. However, we may, at our option, make payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register, which we maintain for that purpose.

     Monthly Statements. We will provide holders of the Money Market Accounts with monthly statements, which will indicate, among other things, the current account balance (including interest credited and withdrawals made, if any) and the interest rate paid on those Money Market Accounts as of the month end preceding the issuance of the statement. The statements will be mailed not later than the tenth business day following the end of each month. We will provide additional statements as the holders of these securities may reasonably request from time to time. We may require holders requesting additional statements to pay all charges incurred by us in providing the additional statements.

Provisions Relating to All Securities

     Form and Denominations/Transfers. The debt securities are not negotiable debt instruments and, subject to some exceptions, will be issued only in book-entry form. Upon the submission of an order, we will issue a transaction statement reflecting the ownership of a debt security to each purchaser upon our acceptance of the order. The transaction statement is not a negotiable instrument, and purchasers cannot transfer record ownership without our prior written consent. Each holder of a debt security will receive a periodic statement indicating any transactions in the holder's account, as well as interest credited. Owners may transfer ownership of the debt securities on our register only by written notice to us signed by the owners or the owners' duly authorized representatives on a form we supply and with our written consent (which we will not unreasonably withhold). We may also, in our discretion, require an opinion from the holder's counsel that the proposed transfer will not violate any applicable securities laws and/or a signature guarantee in connection with the transfer. Upon transfer of a debt security, we will provide the new owner of the security with a transaction statement, which will evidence the transfer of the account on our records.

     Interest Accrual Date. Interest on the debt securities will accrue from the date of purchase. The date of purchase will be for accepted orders, the date we receive funds, if the funds are received prior to 3:00 p.m. on a business day, or the next business day if the funds are received on a non-business day or after 3:00 p.m. on a business day. For this purpose, our business days are Monday through Friday, except for legal holidays in the State of Virginia.

     Right of Set-off. Subject to the provisions of applicable law, if the holder of a Certificate of Investment or a Money Market Account is a borrower or guarantor on a loan, lease or other obligation owned by us or one of our direct or indirect subsidiaries or affiliates, and that obligation becomes delinquent or otherwise in default, we may have the right to set-off principal and interest payments due on the Certificate of Investment or Money Market Account against all sums due by the holder to our subsidiary or affiliate pursuant to the set-off terms contained in the loan, lease, other indebtedness or the guarantee. If we elect to exercise our right of set-off, the Certificate of Investment or Money Market Account will automatically be deemed redeemed as of the date of set-off without regard to any notice period otherwise applicable to any redemption by us.

     Subordination. The indebtedness evidenced by the debt securities, and any interest, are subordinated to all of our senior debt. The term senior debt is defined for this purpose to include any indebtedness (whether outstanding on the date of this prospectus or created later) incurred by us in connection with borrowings by us (including our subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether the indebtedness is or is not specifically designated by us as being "senior debt" in its defining instruments. The debt securities are not guaranteed by any of our subsidiaries. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, the law requires that we pay or make provisions for payment of the creditors of that subsidiary from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, creditors of that subsidiary will receive payment of their claims prior to any payment to the holders of the debt securities. As of September 30, 2000, $51.2 million of senior debt and subsidiary debt were outstanding, and as of December 31, 1999, $82.9 million of senior debt and subsidiary debt were outstanding. The provisions of indenture do not limit the amount of senior debt or subsidiary debt we can incur. Any of our indebtedness, other than that described as senior debt and the debt of the subsidiaries, will have rights upon liquidation or dissolution of us which ranks equally in right of payment to the debt securities being offered. As of September 30, 2000, we had $4.8 million, and as of December 31, 1999, we had $5.1 million of debt outstanding, which ranks equally in right of payment to the debt securities offered.

     For a discussion of the lack of insurance or guarantees to support the repayment of the debt securities, see "Risk Factors".

     In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default (as described below), no payment may be made on the notes until all senior debt has been paid. If any of the above events occurs, holders of senior debt may also submit claims on behalf of holders of the notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the debt securities. If any distribution is nonetheless made to holders of the debt securities, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay senior debt in full. See "Risk Factors -- Since the debt securities are unsecured and second in right of repayment to our senior debt borrowed from institutional lenders, in the event of insolvency, debt holders would be repaid only if funds remain after the repayment of our senior debt."

     Events of Default. The indenture provides that each of the following constitute an event of default:

     o default for 30 days in the payment of interest when due on the debt securities (whether or not prohibited by the subordination provisions of the indenture);

     o default in payment of principal when due on the debt securities (whether or not prohibited by the subordination provisions of the indenture) and continuation of the default for 30 days;

     o our failure to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of our assets (after notice and provided such default is not cured within 60 days after receipt of notice);

     o our failure for 60 days after notice to comply with other agreements described in the indenture or the debt securities; and

     o    specific events of bankruptcy or insolvency with respect to  us.

     If any event of default occurs and continues, the trustee or the holders of at least a majority in principal amount of the then outstanding notes may declare the unpaid principal of and any accrued interest on the debt securities to be due and payable immediately. However, so long as we have any outstanding senior debt, a declaration of this kind will not become effective until the earlier of:

     o the day, which is five business days after the receipt by representatives of senior debt of such written notice of acceleration or

     o    the date of acceleration of any senior debt.

     In the case of an event of default arising from specific events of bankruptcy or insolvency, with respect to us, all outstanding debt securities will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the debt securities except as provided in the indenture. Subject to these limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if the trustee determines that withholding notice is in the interest of the holders.

     The holders of a majority in aggregate principal amount of the debt securities then outstanding, by notice to the trustee, may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the indenture, except a continuing default or event of default in the payment of interest on or the principal of the notes.

     We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

     Amendment, Supplement and Waiver. Except as provided in this prospectus, we may amend or supplement the indenture or the terms of the debt securities may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the debt securities then outstanding. The holders of a majority in principal amount of the then outstanding notes, may waive any existing default or compliance with any provision of the indenture or the debt securities.

     Without the consent of each holder of the Certificates of Investment affected, an amendment or waiver may not (with respect to any Certificates of Investment held by a nonconsenting holder of Certificate of Investments):

     o reduce the principal amount of any Certificate of Investment whose holder must consent to an amendment, supplement or waiver;

     o reduce the principal of, or change the fixed maturity of, any security or alter the redemption provisions or the price at which we shall offer to repurchase the Certificate of Investment;

     o reduce the rate of, or change the time for payment of interest, including default interest, on any subordinated security;

     o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the Certificates of Investment(except a rescission of acceleration of the Certificates of Investment by the holders of at least a majority in aggregate principal amount of the Certificates of Investment and a waiver of the payment default that resulted from such acceleration);

     o make any subordinated security payable in money other than that stated in the security confirmation;

     o make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of Certificates of Investment to receive payments of principal or interest on the subordinated securities;

     o make any change to the subordination provisions of the indenture that adversely affects holders;

     o modify or eliminate holders' redemption rights (provided that no modification or elimination is permitted as to any securities issued with such right); or

     o make any change in the foregoing amendment and waiver provisions.

     Without the consent of each holder of the Money Market Accounts affected, an amendment or waiver may not (with respect to any Money Market Accounts held by a nonconsenting holder of Money Market Accounts):

     o reduce the principal amount of Money Market Accounts whose holders must consent to an amendment, supplement or waiver (other than as a result of withdrawals made by the holder of the note);

     o reduce the principal of any Money Market Account(other than as a result of withdrawals made by the holder of the note) or alter the redemption provisions of the Money Market Account or the price at which we shall offer to repurchase the Money Market Account;

     o reduce the rate of interest on the Money Market Accounts, other than the rate adjustments provided for pursuant to the terms of the Money Market Accounts or change the time for payment of interest, including default interest, on any Money Market Account;

     o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the Money Market Accounts (except a rescission of acceleration of the Money Market Accounts by the holders of at least a majority in aggregate principal amount of the Money Market Accounts and a waiver of the payment default that resulted from such acceleration);

     o make any Money Market Account payable in money other than that stated in the Money Market Accounts;

     o make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of Money Market Accounts to receive payments of principal or interest on the Money Market Accounts;

     o make any change to the subordination provisions of the indenture that adversely affects holders of Money Market Accounts;

     o modify or eliminate redemption right of holders of the money market notes; or

     o make any change in the foregoing amendment and waiver provisions.

     However, without the consent of any holder of the debt securities, we and/or the trustee may amend or supplement the indenture or the debt securities:

     o to cure any ambiguity, defect or inconsistency; to provide for assumption of our obligations to holders of the debt securities in the case of a merger or consolidation;

     o to provide for additional certificates or certificated securities;

     o to make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the indenture of any such holder, including an increase in the aggregate dollar amount of debt securities, which may be outstanding under the indenture;

     o to modify our policy to permit redemptions of the Certificates of Investment upon the death or total permanent disability of any holder of the Certificates of Investment(but such modification shall not adversely affect any then outstanding security); or

     o to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

     The Trustee. The indenture imposes restrictions on the trustee, should it become one of our creditors, regarding payments of claims, property received and proceeds on the sale of property received as security or otherwise. The trustee will be permitted to engage in other transactions with us.

     Subject to exceptions described in the indenture, the holders of a majority in principal amount of the then outstanding debt securities will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to those provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder has offered the trustee security and indemnity satisfactory to it against any loss, liability or expense.

     Reports to Trustee. We will provide the trustee with quarterly reports, which will contain the information reasonably requested, by the trustee. These quarterly reports will include information regarding the outstanding balance, interest credited, withdrawals made and interest rate paid related to each account we maintain during the preceding quarterly period.

     No Personal Liability of Directors, Officers, Employees and Stockholders. No director, officer, employee, incorporator or stockholder of ours, will have any liability for any obligations of ours under the notes, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the debt securities waives and releases these persons from any liability. The waiver and release are part of the consideration for issuance of the debt securities. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and that the SEC views these waivers as against public policy.

     Service Charges. We reserve the right to assess service charges for replacing lost or stolen Certificates of Investment(for which an affidavit from the holder will be required), changing the registration of any security to reflect a change in name of the holder, or a transfer (whether by operation of law or otherwise) of a security by the holder to another person.

     Interest Withholding. With respect to those investors who do not provide us with a fully executed Form W-8 or Form W-9, we will withhold 31% of any interest paid for United States taxes. Otherwise, we will not withhold interest, except on debt securities held by foreign business entities. It is our policy that no sale will be made to anyone refusing to provide a fully executed Form W-8 or Form W-9.

     Additional Securities. We may offer from time to time additional classes of securities with terms and conditions different from the debt securities being offered. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus.

     Variations by State. We reserve the right to offer different securities and to vary the terms and conditions of the offer (including, but not limited to, different interest rates, additional interest payments and service charges for all notes) depending upon the state where the purchaser resides.

     Self-directed IRA Accounts. The minimum initial investment and minimum balance for Certificates of Investment and Money Market Accounts registered in the name of a custodian for the benefit of an individual's self-directed IRA is $2,000. A certificate representing ownership of the securities will be issued to the custodian of the IRA for benefit of the IRA owner. Request for transfer of ownership from an IRA custodial account to a non-IRA account will be subject to the procedures described above in the section titled `Form and Denominations/Transfers' and upon transfer the new owner of the security will be issued a transaction statement, which will evidence the transfer of the account to the new owner in book entry form.

                     INTEREST OF NAMED EXPERTS AND COUNSEL

     None.

                                    BUSINESS


Forward Looking Statements

     Some of the information in this prospectus may contain forward-looking statements. These forward-looking statements regarding our business and prospects are based upon numerous assumptions about future conditions, which may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in those statements. Forward-looking statements involve risks and uncertainties described under "Risk Factors", "Business", "Management's Discussion And Analysis Of Financial Condition And Results Of Operations", "Interest Rate Risk" And "Quantitative And Qualitative Discussion About Market Risk" Sections, as well as other portions of the prospectus, which could cause actual results to differ materially from historical earnings and those presently anticipated. When considering forward-looking statements, you should keep these risk factors in mind as well as the other cautionary statements in this prospectus. You should not place undue reliance on any forward-looking statement.

     Certain statements in this prospectus which are not merely historical facts are forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning Approved Financial Corp. and our subsidiaries concerning future loan production volume, revenues from loan sales, restructuring and expense reduction initiatives, ability to profitably participate in any present or future line of business or operation are forward-looking statements. You can identify these statements by words or phrases such as "will likely result," "may," "are expected to," "will continue to," "is anticipated," "estimate," "projected," "intends to" or other similar words. There are a number of important factors that could cause our actual results to differ materially from those indicated in such forward-looking statements. Those factors include, but are not limited to our ability to implement restructuring and expense reduction plans, our ability to retain experienced personnel, any changes in residential real estate values, changes in industry competition, general economic conditions, changes in interest rates, changes in the demand for non-conforming or conforming mortgage loans, our availability of affordable funding sources for capital liquidity, changes in loan prepayment speeds, delinquency and default and loss rates, changes in regulatory issues concerning mortgage companies, federal banks, or insurance companies, changes in GAAP accounting standards effecting our financial statements, and any changes which influence any market for profitable sales of all of our products and services including mortgage loans.

General

     Primary Business. Approved Financial Corp. is a Virginia-chartered financial institution, principally involved in originating, purchasing, servicing and selling loans secured primarily by conforming and non-conforming first and junior liens on owner-occupied, one-to-four-family residential properties. We offer both fixed-rate and adjustable-rate loans for debt consolidation, home improvements, purchase and other purposes. Historically, our specialty was lending to the "non-conforming" borrower who does not meet traditional "conforming" or government agency credit qualification guidelines, but who exhibits both the ability and willingness to repay the loan. The needs of these individuals are generally not being served by traditional financial institutions due to such individuals' impaired credit profiles often resulting from personal issues such as divorce, family illness or death and a temporary loss of employment due to corporate downsizing as well as other factors. Operating under current management for the past sixteen years, we have helped non-conforming mortgage customers satisfy their financial needs and in many cases has helped them improve their credit profile. Through our retail division we also originate, service and sell traditional conforming mortgage products and government mortgage products such as VA and FHA.

     We utilize broker and retail channels to originate loans. At the broker level, an extensive network of independent mortgage brokers generates referrals. This loan source has been a successful and profitable mainstay of the business for many years. We began making residential mortgage loans through retail offices during the fourth quarter of 1994. In 1999, the dollar volume in the broker lending division accounted for 32.5% of total originations and the retail lending division accounted for 67.5% of total originations. For the nine-month period ended September 30, 2000 the broker lending division accounted for 46.8% of total originations and the retail lending division accounted for 53.1% of total originations. Our current initiatives focus on increasing future origination volume in a cost-effective manner through the broker and retail channels.

     Once loan applications are received from the broker and retail networks, the underwriting process is completed and the loans are funded, we typically package the loans and sell them on a whole loan basis to institutional investors consisting primarily of larger financial institutions. We sell conforming loans to large financial institutions and to government and quasi-government agencies. The proceeds from these sales release funds for additional lending.

     We historically have derived our income primarily from the premiums received on whole loan sales to institutional investors, net warehouse interest earned on loans held for sale, net interest income on loans held for yield, origination and other fees received as part of the loan application process and to a lesser extent from ancillary fees associated with the portfolio of loans serviced and from our other financial services offered through Approved Financial Solutions. In future periods, we may generate revenue from loans sold through alternative loan sale strategies such as securitization, from other types of consumer finance lending and from the sale of other financial products and services.

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     Corporate History. Incorporated in 1952 as a subsidiary of Government
Employees Insurance Co. ("GEICO"), Approved Financial Corp. was acquired in September 1984 by, among others, several members of current management. We are headquartered in Virginia Beach, Virginia, and hold a Virginia industrial loan association charter and are therefore subject to the supervision, regulation and examination of the Virginia State Corporation Commission's Bureau of Financial Institutions.

     As of September 30, 2000, Approved Financial Corp. had four primary operating subsidiaries:

o  Approved Federal Savings Bank ("Bank")
o  Approved Residential Mortgage, Inc. ("ARMI")
o  Approved Financial Solutions ("AFS").
o  Global Title of Maryland, Inc.

     Bank. In September 1996 we acquired Approved Federal Savings Bank(the "Bank"), a federally chartered institution. The Bank is subject to the supervision, regulation and examination of the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation ("FDIC"). We are a registered savings and loan holding company under the federal Home Owner's Loan Act ("HOLA") because of our ownership of the Bank. As such, we are subject to the regulation, supervision and examination of the OTS. The Bank is also subject to the regulations of the Board of Governors of the Federal Reserve System governing reserves required to be maintained against deposits.

     The principal business activity of the Bank, also headquartered in Virginia Beach, is attracting deposits and originating, investing in and selling loans primarily secured by first and junior mortgage liens on single-family dwellings, including condominium units. To a lesser extent the Bank from time to time originates consumer loans to credit worthy customers. The Bank also invests in certain U.S. Government and agency obligations and other investments permitted by applicable laws and regulations. The operating results of the Bank are highly dependent on net interest income, the difference between interest income earned on loans and investments and the cost of deposits and borrowed funds. The Bank's charter provides for ease of entry into new markets, with reduced legal costs. By taking advantage of the flexible provisions of the charter, the Bank is able to make real estate-secured loans in many states without the expense and time involved in the licensing process for non-bank mortgage companies. The Bank originates loans utilizing a network of mortgage brokers for loan referrals and through retail mortgage lending offices. The Bank has contracted us to provide the processing, underwriting and closing procedures for Bank operations. We have agreed to purchase all nonconforming mortgage loans made by the Bank. We have sold in the secondary market most of the loans purchased from the Bank.

     Deposit accounts of the Bank up to $100,000 are insured by the Association Insurance Fund, administered by the FDIC. The Bank is a member of the Federal Home Loan Bank (the "FHLB") of Atlanta. Therefore, the Bank and we are subject to the supervision, regulation and examination of the OTS and the FDIC. The Bank is also subject to the regulations of the Board of Governors of the Federal Reserve System governing reserves required to be maintained against deposits. However, the Bank and the FDIC do not insure the Securities being offered by this prospectus.

     Approved Residential Mortgage, Inc. ("ARMI") was formed in April 1993. Initially ARMI originated loans through broker referrals. In 1994 ARMI opened its first retail operation. Currently, ARMI's primary business activity is to originate non-conforming residential mortgage loans on a retail basis.

     Approved Financial Solutions, Inc. ("AFS") was formed in November of 1998 for the initial purpose of offering life insurance to our loan customers. To date, life insurance sales have not represented a material source of revenue and are not anticipated to do so in the near future. AFS offers ancillary financial products such as Mortgage Acceleration Program ("MAP") and Debt Free Solutions Program. (See: "Business Strategy (v) Expand product and financial service offerings")

     Global Title of Maryland, Inc. To facilitate the restructure of our title insurance division, this subsidiary was formed during the first part of the year 2000 and offers title insurance products to our customers in the states where we hold licenses.

     Inactive Subsidiary. A fifth wholly owned subsidiary, MOFC, Inc. d/b/a/ ConsumerOne Financial ("ConsumerOne"), located in Birmingham, Michigan was acquired in December of 1998. The operations of ConsumerOne were transferred to the Bank during 2000 and currently operate as a retail loan origination branch of the Bank and serves as a disaster "hot" site for us.

Business Strategy

Our current corporate business strategies include but are not limited to the following;

(i)    Maintain quality loan underwriting and servicing standards.
(ii) Maintain strict cost controls and reduce expenses through the continued application of new technologies.
(iii) Increase revenues by expanding the level of profitable volume from retail branches, through strategic alliances and from broker referrals.
(iv) Diversify loan sale strategies and investors with a commitment to prudent management of cash flow.
(v)    Expand product and financial service offerings.
(vi)   Build on the opportunities available through the Bank.
(vii)  Leverage the marketing and advertising division with new applications.

     (i) Maintain Quality Loan Underwriting and Servicing Standards. Our underwriting and servicing staff have experience in the non-conforming, home equity loan industry. We believe that the experience of our underwriting and servicing staff provides us with the infrastructure and skills necessary to maintain our commitment to solid underwriting standards during periods of rapid growth as well as through times of unprecedented competition, which the mortgage industry has experienced over recent years.

     (ii) Maintain strict cost controls and reduce expenses through the continued application of new technologies. During 1999 we implemented several cost cutting campaigns, one of which centralized all marketing and advertising efforts in the Virginia Beach headquarters location. Additionally, during December of 1999 we combined the home office staff of three Virginia Beach locations into its new headquarters building. This move facilitates greater operating efficiencies and improved internal communication. Another campaign introduced in October of 1999, was the conversion to a new systems platform. The benefits anticipated from this conversion include but are not limited to, a significant reduction in the amount of multiple data entry, the transfer of documents electronically ("e-docs"), real-time management reporting, remote location interactive training for users and greatly enhanced data integrity and quality control.

     (iii) Increase revenues by expanding the level of profitable volume from retail branches, through strategic alliances, from broker referrals and through utilization of the internet.

     Retail. We intend to expand our loan origination volume from its retail branch network by building larger sales staffs in each location and retaining highly seasoned mortgage professionals as branch managers and as corporate sales trainers.

     Strategic Alliances. We look to strengthen our retail loan production capabilities not only through internal growth, but also from time to time through the development of strategic alliances with other mortgage companies. We believe that these relationships can accelerate the pace of growth in a cost-effective manner with minimal initial investment or long-term financial commitment. These candidates must exhibit management styles compatible with our management team and with business strategies that complement our own. We adheres to the belief that "people" are more important than "location" in the lending business, therefore we seek qualified individuals with proven track records for management positions and or strategic relationships in lieu of targeting a geographic area and then looking for an appropriate candidate.

     Broker Referrals. Our wholesale division sales efforts are conducted through account executives with extensive experience in the non-conforming mortgage business located in several states. To augment these sales efforts we are currently exploring an effective structure to facilitate an inside sales staff who will solicit broker referral business from the home office in Virginia Beach. We launched, during September of 2000, and are currently developing a new wholesale division, located in Huntington Beach, California, to service the western portion of the United States.

     Internet Applications. We are currently launching a business-to-business web-based platform to facilitate more efficient and cost-effective service to our broker network and to our off site wholesale and retail sales staff. This password secured application allows off site loan origination personnel to access their loan files in process, retrieving underwriting status and outstanding stipulations needed. We feel that business-to-business applications present immediate value to us. We launched a website http://www.approvedfinancialsolutions.com during 2000 related to our new financial services products (see (v) Broaden Product Offerings in this section).

     (iv) Diversify loan sale strategies and investors with a commitment to prudent management of cash flow. We historically have sold our loans on a whole loan basis receiving cash at the time of sale. Beginning in the second half of 1998, many of our investors that utilized the securitization market as their primary loan sale strategy experienced significant difficulty with capital and liquidity issues. Since 1998, the secondary market place has experienced unprecedented turmoil as a result of the liquidity issues faced by many in the non-conforming mortgage industry, the result of which explains the drop in our average non-conforming loan sale premiums received from 5.4% in 1998 to 3.1% in 1999, excluding seasoned loan sales. In order to reduce our dependence on any individual investor, we initiated a campaign to diversify our investor base by increasing the number of relationships and the types of investors to whom we sell loans. We have been successful in obtaining new investors having reduced the percentage of loans sold to a single investor from 66% in 1997 to 30% in 1998 and down to 16% in 1999. We continue to aggressively pursue expansion of our investor base for loan sales.

     Alternative or complementary loan sale strategies, such as asset-backed securitization, may be utilized in the future in addition to whole loan sales. However, any new strategy will be adopted only after prudent economic analysis has been performed to determine the long-term effects that such a strategy would have on our profitability, capital base and liquidity.

     (v) Broaden Product Offerings. We frequently review our traditional non-conforming pricing and loan offerings for competitiveness relative to the origination and secondary markets. We introduce new loan products to meet the needs of its brokers and borrowers and to expand its market share to new customers who are not traditionally part of our market.

a. Conforming Division: In order to facilitate the funding of conforming loans in-house in lieu of funding these loans through other lenders, a strategic alliance was formed with a Virginia Beach based conforming lender in March 1999 which facilitates the funding of conforming, VA and FHA loans in-house.

b. Title Insurance Division: Over the past year, we restructured our title insurance operation and retained an individual with many years of experience in the title insurance business to run the operation. This division is licensed in the states of Maryland and Virginia and is in the licensing process in other states where we have a strong retail presence.

c. During late 1999 and 2000, we developed various ancillary financial products and services, such as a Mortgage Acceleration Program and Debt Free Solutions program. Both of these programs are designed to assist consumers in accelerating the repayment of their outstanding consumer and mortgage debt. Marketing strategies for these products are presently being assessed for cost effectiveness and estimated success in generating profitable sales of these new products. A website http://www.approvedfinancialsolutions.com is operational for illustration of the benefits offered by these products and it is expected to be part of the future marketing strategy.

     (vi) Building on Our Investment in the Bank.   The Bank's ability to raise
FDIC-insured deposits and to obtain Federal Home Loan Bank advances to finance its activities is a significant benefit to us by providing a lower cost source of funds. The Bank facilitates ease of entry into new states by way of the charter, which exempts many expensive and time consuming licensing procedures. The Bank as a federal thrift charter provides many additional opportunities that we have not yet developed, such as Small Business Administration (SBA) and Small Business Investment Corporation (SBIC) and Trust activities. We plan to explore these areas in the future.

     (vii) Leverage the marketing and advertising division with new applications. A targeted advertising and marketing division is centralized in the Virginia Beach facility, using outbound and inbound telemarketing, direct mail, newspaper advertising and various other mediums to obtain potential customers leads for the retail branches. We centralized all of our advertising and marketing activities in order to better measure the effectiveness of various advertising campaigns, achieve economies of scale, ensure the quality of its marketing efforts, and to secure compliance with various regulations associated with these activities. We leverage this operation by generating leads for sale to other companies and for additional internal marketing campaigns unrelated to individual mortgage lead generation.

Our Borrowers and Our Loan Products

     Our primary products are fixed-rate and adjustable-rate mortgage loans for purposes such as debt consolidation, home improvements and home purchase, serving both conforming and non-conforming borrowers. These loans secured primarily by first and junior liens on owner-occupied, one-to-four-family residential properties.

     Prior to the establishment of a conforming origination division in March 1999, we catered solely to individuals who do not meet the strict qualification guidelines established by most conforming lending programs. These customers historically have experienced limited access to credit, but their financial needs are nonetheless real. By consolidating their debts with a mortgage loan from us, these customers can often save several hundred dollars per month in cash flow, amounts that can make a significant difference in a customer's financial situation and quality of life. Personal circumstances including divorce, family illnesses or deaths and temporary job loss due to layoffs and corporate downsizing will often impair an applicant's credit record. Among our specialties is the ability to identify and assist this type of borrower in the establishment of improved credit. In this segment of the mortgage loan business, the interest rate or origination costs charged on loans is not the overriding concern of customers but rather the size of their monthly payment. Therefore, these customers are less rate-sensitive than conforming loan customers and therefore lenders compete more often by flexibility in underwriting criteria and through the quality and speed of service.

     Loans made to such credit-impaired borrowers generally entail a higher frequency of delinquency and loan losses than those for more creditworthy borrowers. The severity of loan losses is normally related to the loan to value ratios associated with a mortgage loan. In order to compensate us for the increased credit risks associated with its non-conforming borrowers, higher interest rates and origination fees or points are charged for these loans compared to higher credit quality conforming real estate loans. No assurance can be given that our underwriting policies and collection procedures will substantially reduce such risks. In the event that warehoused loans or portfolio loans held and serviced by the us experience higher than anticipated delinquency, foreclosure, loss or prepayment speed rates, our results of operation or financial condition would be adversely affected.

     Most of the loans we make are used by the borrowers for debt consolidation, property improvement, home purchase and other purposes. Borrowers may gain the income tax advantages of real estate-secured debt by paying off higher-rate credit cards on which interest payments are generally not tax-deductible. We offer fixed and adjustable rate mortgages, however, most of the loans carry fixed interest rates with 20- to 30-year terms and provide for a prepayment penalty. The average size of non-conforming loans that we funded in-house during the nine-month period ended September 30, 2000 was $70,109 and was $63,000 during the year ended 1999. The average size of non-conforming loans that we originated, including retail loans funded through other lenders ("brokered loans") during the nine-month period ended September 30, 2000 was $69,542 and was $71,000 during the year ended 1999. The average size of conforming loans that we funded during the nine-month period ended September 30, 2000 was $102,410 and was $101,000 during the year ended 1999.

     There is an active secondary market for most types of mortgage loans that we originate. The majority of our loans are sold to other mortgage companies, finance companies and other financial institutions including federally chartered banking institutions. The loans are sold for cash on a whole loan, servicing-released basis. Consistent with industry practices, the loans are sold with certain representations and warranties. However, we may adopt alternative or complimentary loan sale strategies in the future. We plan to make additional investments in technology to further streamline our operating procedures, enhance productivity, reduce expenses and provide for future expansion. However, we expect that we would have to invest in additional capabilities if we enter the securitization business.

     We have the ability to originate loans through the Bank that are not secured by real estate collateral, including consumer installment debt. If offered, these products will be underwritten based on the borrower's credit worthiness. As is the case with its other loan products, our intention would be to sell these loans in the secondary market, to limit its exposure to future losses. To date, the amount of non-real estate secured loans originated by us have not been material.

     Broker Loan Originations. We originate non-conforming residential mortgage loans through a network of independent mortgage brokers who offer our products to their clients. During 1999, loans originated from this source declined both in the absolute dollar amount of loans originated and as a percentage of total loan volume. Loans originated from mortgage broker referrals declined to $126.9 million or 32.5% of the total loan volume compared to $203.9 or 39.0% of 1998 loan volume. The loan volume originated from this source during the nine-months ended September 30, 2000 was $99.4 million, representing 46.8% of total loan volume as compared to $80.2 million and 28.4% for the same period in 1999.

     In cultivating this broker network, we stress superior service, efficiency, flexibility and professionalism. Due to concentrated size and centrally-

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

organized operations, we normally offer one business day turnaround on underwriting decisions and can close loans in as few as two business days with appropriate documentation provided to the underwriting and processing department. A wide variety of loan products have been designed to assist brokers in supporting a broader spectrum of borrowers. A team of regional sales managers and account executives assist mortgage brokers in the field. The majority of the loans are underwritten at our Virginia Beach, Virginia headquarters.

     We plan to continue to develop the broker sales force with ongoing training programs. Additionally, we are building an inside sales division to augment the efforts of the account executives in the field.

     In late September 2000, we launched a new wholesale division located in Huntington Beach, California to service the western portion of the United States. This new division is under development with the goal of increasing broker referred loan originations and to further the geographic diversification of our mortgage production volume.

     Retail Loan Originations.   During 1999 loans originated from the retail
division totaled $263.9 or 67.5% of total volume for the year compared to $318.1 or 60.9% during 1998. During the nine months ended September 30, 2000, loans originated from the retail division totaled $112.6 million or 53.1% of total volume compared to $202.1 million or 71.6% for the same period in 1999.

     We initiated retail loan origination in December 1994. As a result of the drastic changes that occurred in the mortgage industry beginning in the fourth quarter of 1998, revenues from premiums received on whole-loan sales dropped materially from 5.3% during the third quarter of 1998 to 3.1% in the fourth quarter of 1999. As a result, the smaller retail branch structure, which comprised many of the locations in 1998, no longer represented a profitable business model and had to be eliminated. We found it necessary to dramatically restructure our retail operations. At the end of 1998, we had 26 retail branches compared to 11 offices at December 31, 1999, a reduction of 58 percent.

     The new retail branch strategy encompasses a "super branch" structure with larger sales staffs, greater loan volume per location and highly seasoned mortgage professionals serving as branch managers. As illustration, while the number of retail sales offices decreased by 58% from year end 1998 to 1999, the dollar volume of loans originated from this source declined by only 17%. We intend to expand its loan origination volume from its retail branch network by continuing this super branch strategy with continuous product and sales training for loan officers.

     To support the retail sales efforts, integrated marketing programs have been designed to generate new business. Retail customer demand is generated through targeted outbound telemarketing, direct mail and multimedia advertising, which generate inbound telemarketing leads. (See "Marketing")

     Strategic Alliances.    In order to increase volume and to diversify our
sources of loan originations, we seek to enter into strategic alliances with selected mortgage originators as opportunities occur. We have no predefined structure of such alliances because we anticipate that each will provide unique opportunities.

     During 2000, we made an agreement with the management of a smaller mortgage operation located in New Jersey. We formed a new retail branch that is run by management of the prior company, hired the loan origination employees of this operation, assumed the operating expenses for its loan origination staff and provided the branch with services such as underwriting, closing, quality control, secondary marketing, human resource, legal and payroll.

Underwriting Guidelines

     We underwrite non-conforming, conforming conventional and government mortgage loans. Underwriting Criteria for all mortgage loans reflects the underwriting criteria of our whole-loan investors. Historically, the majority of mortgage loans funded by us have been non-conforming loans. We began funding conforming conventional and government mortgages in the second half of 1999.

     Non-Conforming Mortgage Loans. Historically, we have focused on the non-conforming mortgage business. The following is a general description of the non-conforming underwriting guidelines that we currently use with respect to mortgage loans we originate. We revise such guidelines from time to time in connection with changing economic and market conditions. We may make exceptions to these guidelines for special types of loans, we rely on the judgment of the underwriting staff in making these exceptions. Also, we will substitute underwriting guidelines of other lenders to which we anticipate selling such loans under an established buy-sell agreement.

     Loan applications received from retail offices and brokers are classified according to certain characteristics including available collateral, loan size, debt ratio, loan-to-value ratio and the credit history of the applicant. Loan applicants with less favorable credit ratings generally are offered loans with higher interest rates and lower loan-to-value ratios than applicants with more
favorable credit ratings.   Our underwriting standards are designed to provide a
program for all qualified applicants in an amount and for a period of time consistent with each applicant's demonstrated willingness and ability to repay. Our underwriters make determinations on loans without regard to sex, marital status, race, color, religion, age or national origin. Each application is evaluated on its individual merits, applying the guidelines set forth below, to ensure that each application is considered on an equitable basis.

     A current credit report by an independent and nationally recognized credit reporting agency reflecting the applicant's complete credit history is required. The credit report will disclose whether any instances of adverse credit appear on the applicant's record. Such information might include delinquencies, repossessions, judgments, foreclosures, bankruptcies and similar instances of adverse credit that can be discovered by a search of public records. An applicant's recent credit performance weighs heavily in our evaluation of risk. A lack of credit history will not necessarily preclude a loan if the borrower has sufficient equity in the property. Slow payments on the borrower's credit report must be satisfactorily explained and will normally reduce the amount of the loan for which the applicant can be approved.

     The underwriting department is headquartered in our Virginia Beach, Virginia office. We have underwriters located in the broker operations centers in Florida and California. Our loan application and approval process generally is conducted via facsimile submission of the credit application to our underwriters. An underwriter reviews the applicant's employment history and financial status as contained in the loan application, current bureau reports and the real estate property characteristics as presented on the application in order to determine if the loan is acceptable under our underwriting guidelines. Based on this review, the underwriter assigns a preliminary rating to the application. The proposed terms of the loan are then communicated to the retail loan officer or broker responsible for the application who in turn discusses the proposal with the loan applicant. When a potential borrower applies for a loan through a branch office, the underwriter may discuss the proposal directly with the applicant. We endeavor to respond with preliminary proposed loan terms, and in most cases do respond, to the broker or borrower within one business day from when the application is received. If the applicant accepts the proposed terms, the underwriter will contact the broker or the loan applicant to gather additional information necessary for the closing and funding of the loan.

     All loan applicants must have an appraisal of their collateral property prior to closing the loan. We require loan officers and brokers to use licensed appraisers that are listed on or qualify for our approved appraiser list. We approve appraisers based upon a review of sample appraisals, professional experience, education, membership in related professional organizations, client recommendations and review of the appraiser's experience with the particular types of properties that typically secure our loans.

     The decision to provide a loan to an applicant is based upon the value of the underlying collateral, the applicant's creditworthiness and the our evaluation of the applicant's willingness and ability to repay the loan. A number of factors determine a loan applicant's creditworthiness, including debt ratios (the borrower's monthly expenses for debts, including fixed monthly expenses for housing, taxes and installment debt, as a percentage of gross monthly income), payment history on existing mortgages, customer's history of bankruptcy, the credit score of the applicant provided from services accepted by the various investor's who buy our loans and the combined loan-to-value ratio for all existing mortgages on a property.

     Assessment of the applicant's demonstrated willingness and ability to pay is one of the principal elements in distinguishing our lending specialty from methods employed by traditional lenders. All lenders utilize debt ratios and

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loan-to-value ratios in the approval process.  Many lenders rely on software packages to score an applicant for loan approval and fund the loan after auditing the data provided by the borrower. We primarily rely upon experienced non-conforming mortgage loan underwriters to scrutinize an applicant's credit profile and to evaluate whether an impaired credit history is a result of previous adverse circumstances or a continuing inability or unwillingness to meet credit obligations in a timely manner. Personal circumstances including divorce, family illnesses or deaths and temporary job loss due to layoffs and corporate downsizing will often impair an applicant's credit record.

     Upon completion of the underwriting and processing functions, the loan is closed through a closing attorney or agent approved by us. The closing attorney or agent is responsible for completing the loan transaction in accordance with applicable law and our operating procedures.

     We require title insurance coverage issued by an approved ALTA title insurance company of all property securing mortgage loans we originate or purchase. We and our assignees are generally named as the insured. Title insurance policies indicate the lien position of the mortgage loan and protect us against loss if the title or lien position is not as indicated. The applicant is also required to secure hazard and, in certain instances, flood insurance in an amount sufficient to cover the building securing the loan for the entire term of the loan, for an amount that is at least equal to the outstanding principal balance of the loan or the maximum limit of coverage available under applicable law, whichever is less. Evidence of adequate homeowner's insurance naming us as an additional insured is required on all loans.

     We have general classifications with respect to the credit profiles of loans based on certain characteristics of the applicant in conjunction with other loan characteristics such as the loan size in dollars relative to the appraised property value ("loan-to-value ratio" or "LTV"). Within the mortgage industry, classifications for non-conforming loans are extremely objective in nature and vary greatly between lenders. Over time gradual adjustments to the criteria defining loan classifications may occur throughout the industry as the performance, in terms of delinquency and default rates, of aged pools of loans are analyzed relative to the borrower and loan characteristics of the associated loan pools.

     Our classifications place each loan application into one of three letter ratings "A" through "C," with sub-ratings within those categories. Ratings are based upon a number of factors including the applicant's credit history, the loan size relative to the value of the property and the applicant's employment history and current status. We also rely on the judgment of its underwriting staff, which may make exceptions to the general criteria and upgrade a rating due to compensating factors considered appropriate to the underwriting staff. Terms of loans made by us, as well as the maximum loan-to-value ratio and debt service-to-income coverage (calculated by dividing fixed monthly debt payments by gross monthly income), vary depending upon the classification of the application. Applicants falling into a lower credit classification will

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

generally pay higher rates and loan origination fees than those in higher credit classifications in order to compensate the lender for assuming greater credit risk.

     Subject to adjustments to the general classification criteria from time to time and the underwriting staff judgment of compensating factors that merit exceptions, the general criteria currently used by us in classifying loan applicants are set forth below:

     "A" Risk. Under the "A" risk category, a loan applicant must have generally repaid installment or revolving debt according to its terms.

     o Existing mortgage loans: A maximum of two (case-by-case exceptions are made provided the credit score is greater than 599) 30-day late payment(s) within the last 12 months being acceptable.

     o Non-mortgage credit: minor derogatory items are allowed, but a letter of explanation is required.

     o Bankruptcy filings: must have been discharged more than two years prior to closing with credit re-established.

     o Maximum loan-to-value ratio: up to 100% for attached and detached single family residence, 90% for a loan secured by a two-to-four family residence; and 85% for a loan secured by a non-owner occupied single family residence and 80% on a loan secured by a two-to-four family residence.

     o  Debt service-to-income ratio:  60% or less.

     "B" Risk. Under the "B" risk category, a loan applicant must have generally repaid installment or revolving debt according to its terms.

     o Existing mortgage loans: Maximum of two (case-by-case exceptions are allowed provided the credit score is greater than 550) 60-day late payments within the last 12 months being acceptable.

     o Non-mortgage credit: some prior defaults may have occurred, but major credit paid or installment debt paid as agreed may offset some delinquency; any open charge-offs, judgments or liens may be left open at underwriters discretion.

     o Bankruptcy filings: must have been discharged more than two years prior to closing with credit re-established.

     o Maximum loan-to-value ratio: up to 90% for attached and detached single family residence, 90% for a loan secured by a two-to-four family residence; and 70% for a loan secured by a non-owner occupied single family residence and 70% on a loan secured by a two-to-four family residence.

     o  Debt service-to-income ratio:  55% or less

     "C" Risk. Under the "C" risk category, a loan applicant may have experienced significant credit problems in the past.

     o Existing mortgage loans: must be brought current from loan proceeds; applicant is allowed up to 119 days late payment 12 months. Foreclosures and Notices of Default are not allowed within the last 12 months.

     o  Non-mortgage credit:  significant prior delinquencies may have occurred.

     o  Bankruptcy filings:  must have been discharged.

     o Maximum loan-to-value ratio: up to 80% for detached single-family residence, 70% for a loan secured by a two-to-four family residence; non-owner occupied loans are not eligible.

     o  Debt service-to-income ratio:  generally 50% or less.

     We use the foregoing categories and characteristics only as guidelines. On a case-by-case basis, the underwriting staff may determine that the prospective borrower warrants a risk category upgrade, a debt service-to-income ratio exception, a pricing exception, a loan-to-value exception or an exception from certain requirements of a particular risk category. An upgrade or exception may generally be allowed if the application reflects certain compensating factors, among others: low loan-to-value ratio; stable employment or length of occupancy at the applicant's current residence. For example, a higher debt ratio may be acceptable with a lower loan-to-value ratio. An upgrade or exception may also be allowed if the applicant places a down payment in escrow equal to at least 20% of the purchase price of the mortgaged property, or if the new loan reduces the applicant's monthly aggregate debt load. Accordingly, we may classify in a more favorable risk category certain mortgage loans that, in the absence of such compensating factors, would satisfy only the criteria of a less favorable risk category. The foregoing examples of compensating factors are not exclusive.
The underwriting staff has discretion to make exceptions to the criteria and to upgrade ratings on case-by-case basis.

     Conforming Conventional Mortgage Loans. Conforming conventional mortgages are investment quality loans meeting underwriting criteria as required by financial institutions such as the Federal National Mortgage Association (Fannie
Mae), and Federal Home Loan Mortgage Corporation (Freddie Mac).   Our
conventional underwriting guidelines adhere to general standards set forth by the ultimate investors for these loans including but not limited to, Countrywide Mortgage, Fleet Financial, Freddie Mac and Fannie Mae. We are an approved Fannie Mae and Freddie Mac Seller/Servicer, and have delegated underwriting authority with most of our investors.

     Our underwriting analysis is accomplished with aid of Desktop Underwriter (Fannie Mae) and Loan Prospector (Freddie Mac). Through the use of these Automated Underwriting Systems (AUS) upon input of loan data a three-repository credit report is pulled and a response is received to either approve the loan or to refer it to a human underwriter for further evaluation. It is the underwriter's key responsibility to assess the accuracy of the information input into the AUS and to determine if the value of the collateral is acceptable. The majority of our offered conventional conforming programs encompass a minimum credit score of 620. However, any cases that a credit score fall under the "industry standard" of 620, we send the application to the investor for approval.

     In the event the loan has been referred to a human underwriter for traditional underwriting, the AUS has recognized that significant layering of risk may be associated with the application. Our underwriters will closely scrutinize the findings given by the AUS to determine if erroneous information was reported by one or all of the credit agencies that may have prohibited an acceptable rating. If credit has been determined to be acceptable by our underwriters by reviewing a credit explanation and/or other supporting information, the loan application is sent to our investor for their approval.

     We offer a vast array of conventional expanded criteria and conventional non-conforming programs, most of which are underwritten through the investor specific automated underwriting systems. The availability of these programs varies from time to time and may include, but are not limited to, "Jumbo" products, high LTV Rate/Term & Cash-out loans, stated income and/or asset loans, high LTV investor and 2nd home properties, home equity lines of credit (HELOC's) and closed end seconds.

     Our conforming loan division requires Private Mortgage Insurance on all 1st Lien programs exceeding an 80% LTV. The insurance can be accomplished by our direct-delegated authority with several mortgage insurance companies, or through various lender paid insurance options that may include pricing adjustments.

     Government Mortgage Loans. We offer FHA Title II first mortgage loans, and will be soon offering FHA Title I subordinate lien mortgages, in many areas of the country. We have FHA Direct Endorsement underwriters, allowing all credit and collateral decisions to be made in-house. We approve FHA loans which are of investment quality and which meet the requirements of the Government National

Mortgage Association (Ginnie Mae) standards for sale on the secondary mortgage market. FHA Mortgage Insurance endorsement is obtained directly by us through direct submission to HUD Area Offices.

     The underwriters approve loan applications in direct accordance to established FHA written standards, but recognize that FHA loans require extensive analysis. As per FHA's encouragement, the many aspects of a loan must to be evaluated before making an underwriting decision. While a poor credit history is, in and of itself, sufficient reason to reject a loan application, no minimum credit score has been established and applicants with tarnished credit histories are given the opportunity to explain any adverse credit and to present supporting documentation that may establish that the situation was beyond their control and may assist an applicant in successfully obtaining an FHA insured mortgage. FHA establishes certain debt-to-income ratio requirements, however these ratios may be exceeded if underwriting determines that certain FHA-established compensating factors exist. Overall, each case tends to be unique and the totality of the loan package must be evaluated before a credit decision can be rendered.

     FHA has approved the use of Fannie Mae's Desktop Underwriter (DU) and Freddie Mac's Loan Prospector (LP) for evaluating loan applications. We utilize these AUS tools, but take a firm stance on evaluating the totality of each loan application not approved through an AUS. We offer owner-occupied fixed and adjustable rate loans for purchase and for FHA streamline, rate/term, and cash-out refinances. Non-owner occupied loans are limited to FHA streamline refinances.

     We offer first mortgage loans guaranteed by the Veterans Administration
(VA) in many regions of the country to qualified active duty/retired/reservist military personnel. We employ "VA Automatic" underwriters, allowing credit decisions for nearly all VA loan applications to be made in-house. We have also obtained VA LAPP authority (Lenders Appraisal Processing Program), which allows our underwriters to review VA appraisals without prior endorsement from the VA. All loans are underwritten in strict accordance to VA guidelines and we perform all submissions for Loan Guaranty. We underwrite VA loans to ensure conformance to Government National Mortgage Association (Ginnie Mae) standards in order to facilitate the sale of loans in the secondary mortgage market.

     Underwriting standards are similar to that of FHA. DU and LP have been approved for evaluating VA loan applications, and we follow the same underwriting practices based on AUS findings as we do for FHA loans. We offer owner-occupied fixed-rate VA purchase loans, Interest Rate Reduction Refinancing Loans (IRRRL), and cash-out refinance loans. Non-owner occupied loans are limited to VA IRRRL.

Mortgage Loan Servicing

     We have been servicing our portfolio and warehouse loans since 1984. Since January 1, 1997, the Bank's portfolio of loans held for sale and for investment has been serviced by us under a contractual arrangement.

     Our loan servicing operation has two functions: collection and customer service for borrowers. The customer service department monitors loans, addresses customer inquiries and collects current loan payments due from borrowers. The collection department furnishes reports and enforces the rights of the holder or owner of the loan, including recovery of delinquent payments, institution of loan foreclosure proceedings and liquidation of the underlying collateral.

     The accounting department is responsible for posting all payments to the borrower's loan accounts. This provides a "separation" in duties between payments and the servicing operation personnel whose performance is measured by factors such as delinquency and loss levels.

     We close loans throughout the month. Most of our loans require a first payment thirty to forty-five days after funding. Accordingly, our servicing portfolio consists of loans with payments due at varying times each month.

     Our collection policy is designed to identify payment problems sufficiently early to permit us to address delinquency problems quickly and, when necessary, to act to preserve equity before a property goes to foreclosure. We believe that these policies, combined with the experience level of independent appraisers engaged by us, help to reduce the incidence of charge-offs on a first or second mortgage loan.

     Collection procedures commence upon identification of a past due account by our automated servicing system. Five days before the first payment is due on every loan, the borrower is contacted by telephone to welcome the borrower, to remind the borrower of the payment date and to answer any questions the borrower may have. If the first payment due is delinquent, a collector will immediately telephone to remind the borrower of the payment. Five days after any payment is due, a written notice of delinquency is sent to the borrower and follow up calls are made. A second written notice is sent on the fifteenth day after payment is due and our collectors make follow up calls. During the delinquency period, the collector will continue to frequently contact the borrower. Our collectors have computer access to telephone numbers, payment histories, loan information and all past collection notes. All collection activity, including the date collection letters were sent and detailed notes on the substance of each collection telephone call, is entered into a permanent collection history for each account. Notice of our intent to start foreclosure proceedings is sent at thirty days past due. Further guidance with respect to the collection and foreclosure process is derived through frequent communication with senior management.

     Our loan servicing software also tracks and maintains homeowners' insurance information. Expiration reports are generated weekly listing all policies scheduled to expire within 30 days. When policies lapse, a letter is issued advising the borrower of the lapse and that we will obtain force-placed insurance at the borrower's expense. We also have an insurance policy in place that provides coverage automatically for us in the event an employee fails to obtain force-placed insurance.

     At the time the foreclosure process begins through the time of liquidation of real estate owned ("REO") the account is handled by the foreclosure and REO team, which is coordinated by the collection department manager who directs items to our resources both internal and external as appropriate. The Chief Financial Officer or Chief Executive Officer must approve the major steps in this procedure. There are occasions when foreclosures and charge-off occurs. Prior to a foreclosure sale, we perform a foreclosure analysis with respect to the mortgaged property to determine the value of the mortgaged property and the bid that we will make at the foreclosure sale. This analysis includes: (i) a current valuation of the property obtained through a drive-by appraisal conducted by an independent appraiser; (ii) an estimate of the sales price of the mortgaged property by sending two local realtors to inspect the property;
(iii) an evaluation of the amount owed, if any, to a senior mortgagee and for real estate taxes; and (iv) an analysis of the marketing time, required repairs and other costs, such as for real estate broker and legal fees, that will be incurred in connection with the foreclosure sale.

     All foreclosures are assigned to outside counsel located in the same state as the secured property. Bankruptcies filed by borrowers are also assigned to appropriate local counsel who is required to provide monthly reports on each loan file.

     At the present time we do not service mortgage loans for other investors. However, in future periods we may securitize loans and retain the servicing component on those securities or we may provide interim servicing for investors who acquire the loans and contract us to service the loans on their behalf. In this event, we would need to enhance our servicing capabilities. If we were to adopt a securitization loan sale strategy, we may engage one or more companies to sub-service a portion of the loans securitized.

Marketing

     Marketing to Broker Networks.   Marketing to brokers is conducted through
our staff of account executives ("AE"), which establish and maintain relationships with a network of mortgage brokers that refer loans to us. During the first nine months of 2000, loans made through the broker networks amounted to 46.8% of total originations or $99.4 million compared to $80.2 million or 28.4% during the same period in 1999. Loans made through the broker networks amounted to 32.4% of total originations or $127 million in 1999, compared to 39% or $204 million of total loan originations in 1998. (See the table on page 120 for divisional loan originations by state.)

     The AE's provide various levels of information, assistance and training to the mortgage brokers regarding our products and non-traditional prospecting strategies, and are principally responsible for maintaining our relationships with our clients. AE's endeavor to increase the volume of loan originations from brokers located within the geographic territory assigned to them. The AE's and the their sales managers visit brokers offices and attend trade shows. The AE's also provide feedback to us relating to the current marketplace relative to products and pricing offered by competitors and new market entrants, all of which assist us in refining its programs in order to offer competitive products. The AE's are compensated with a base salary and commissions based on the volume of loans that are originated as a result of their efforts.

     In late September of 2000, we launched a new wholesale division located in Huntington Beach, California. The goal of this new operation is to develop a broker referral network in the western portion of the United States that will add new sources of loan volume for us while augmenting our geographical diversification of mortgage origination business. Additionally, to augment the sales efforts performed by the outside AEs in the field, we are currently developing a sales staff to facilitate inside telemarketing solicitation of broker referral business.

     Marketing of Retail Lending Products.   We market our direct consumer
lending services through a sales staff of loan officers in our branch offices located in several states. Loans made through the retail lending division amounted to $112.6 million or 53.1% of total originations during the nine-month period ended September 30, 2000 compared to $202.1 million or 71.6% for the same period in 1999. Retail loan originations represented $263.9 million or 68% of total originations in 1999, compared to $318.1 million or 61% of total loan originations in 1998. (See the table on page 120 for divisional loan originations by state.)

     Over the past two years several small retail branch locations were either consolidated or closed reducing the number of locations from 29 at December 31, 1998 to 15 at March 30, 1999 and 10 as of September 30, 2000. We continue to monitor financial and operational performance of branches on a monthly basis in order to restructure or close down those branches not attaining established goals.

     The retail lending division is now structured as highly focused super sales centers with a larger average number of loan officers per branch than in recent years and with more seasoned managers. While the total number of retail branches decreased by 58% from 26 at December 1998 to 11 as of December 1999, the dollar value of loans originated by the retail division during 1999 decreased by only 17%.

     To generate customer leads for the retail loan officers, we use targeted outbound and inbound telemarketing centralized in the Virginia Beach headquarters. An automatic dialer telemarketing system is used for targeted lead generation campaigns for each retail branch. This centralized system allows us to efficiently purchase and use lists of potential leads and to maintain the required "do not call" list of names. The campaigns are rotated to provide the appropriate number of leads to each branch based on the number of loan officers. Our inbound call center that receives inquiries from various forms of advertising and marketing campaigns initiated from the home office in the geographic locations surrounding retail branch locations provides a solid source of leads to the sales staff. The more experienced telemarketing agents are cross-trained to work both inbound and outbound calls, which provides for more flexibility with new campaigns and efficient use of the staff.

     In the event that a potential retail customer's loan application does not fall within our underwriting guidelines, the underwriter may authorize the application for submission to another lending institution. If the loan is approved and funded, we act in the capacity of a mortgage broker, receiving fee income ("brokered loans"). Brokered loans are primarily non-conforming mortgages that do not meet our underwriting guidelines. While less profitable, this type of retail loan production allows us to accommodate loan customers during competitive periods while adhering to solid underwriting standards. In October of 1999, we instituted strict controls to ensure that only loans not meeting our underwriting criteria are brokered to other lenders. As a result, brokered loans as a percent of total retail loan origination decreased to approximately 33% during the nine month period ended September 30, 2000 down from an average of 63% for the nine months ended September 30, 1999.

Our Sources of Funds and Liquidity

---------------------------------------------------------------------------------------------------------------

                                                    SUMMARY
---------------------------------------------------------------------------------------------------------------
As of Date:                          September 30, 2000                    December 31, 1999
Warehouse Credit Lines               $80 million                           $55 million
FHLB credit line                     $15 million                           $15 million
FDIC Bank Deposits                   $42 million                           $55 million
Subordinated                         $ 5 million                           $ 5 million
Stockholder's Equity                 $ 9 million                           $11 million
---------------------------------------------------------------------------------------------------------------

     At September 30, 2000, we had combined warehouse lines of credit of $95 million, including a $15.0 million line of credit available to the Bank from the Federal Home Loan Bank ("FHLB"), with an outstanding balance of $3.1 million. Additionally, we had subordinated debt outstanding of $4.8 million, FDIC insured certificates of deposit outstanding of $42.0 million and consolidated stockholder's equity of $9.2 million.

     On July 21, 2000, we obtained a $40.0 million line of credit from Bank United. The credit line can be used for prime and sub-prime mortgage loans and is secured by loans originated by us. The line bears interest at a rate of 2.00% and 2.75% over the one-month LIBOR rate for prime and sub-prime loans respectively. We may receive warehouse credit advances of 98%, 97%, and 90% for prime, sub-prime, and high LTV loans (loans with LTV's greater than 90%), respectively, of the collateral value amount on pledged mortgage loans for a period of 90 days after advance of funds on each loan. If an investor has not purchased a loan within 90 days of such advance, the interest rate on the loan increases to 3.75% over the one-month LIBOR and we have an additional 30 days to sell the loan or purchase the loan back from the warehouse. The aged loan sub limit is $2.0 million. As of September 30, 2000 there were $3.2 million borrowings outstanding under this facility. The line of credit is scheduled to expire on July 21, 2001. The line of credit is subject to financial covenants for a current ratio, tangible net worth and a leverage ratio. As of September 30, 2000 we were in compliance with all financial covenants.

     On November 10, 1999, we obtained a $20.0 million sub-prime line of credit from Regions Bank. The line is secured by loans originated by us and bears interest at a rate of 3.25% over the one-month LIBOR rate. We may receive warehouse credit advances of 100% of the net loan value amount on pledged mortgage loans for a period of 90 days after origination. As of September 30, 2000 there were no borrowings outstanding under this facility. The line of credit is scheduled to expire on November 10, 2001. The line of credit is subject to financial covenants for a current ratio, tangible net worth and a leverage ratio. As of September 30, 2000 we were in compliance with all financial covenants.

     On November 10, 1999, we obtained a $20.0 million conforming loan line of credit from Regions Bank. The line is secured by loans originated by us and bears interest ranging from 2.25% to 2.75% over the one-month LIBOR rate based upon the monthly advance levels. We may receive warehouse credit advances of 100% of the net loan value amount on pledged mortgage loans for a period of 90 days after origination. As of September 30, 2000 there were no borrowings outstanding under this facility. The line of credit is scheduled to expire on November 10, 2001. The line of credit is subject to financial covenants for a current ratio, tangible net worth and a leverage ratio. As of September 30, 2000 we were in compliance with all financial covenants.

Bank Sources of Funds

     Certificates of Deposits. The Bank had $39.0 million FDIC insured certificates of deposits outstanding at September 30, 2000. The Bank had $55.3 million FDIC insured certificates of deposits outstanding at December 31, 1999. The Bank also had $3.0 million in money market deposits through an arrangement with a local NYSE member broker/dealer at September 30, 2000. The bank did not have any money market deposits at December 31, 1999.

     The primary source of deposits for the Bank has been brokered certificates of deposit obtained through national investment banking firms, which, pursuant to agreements with the Bank, solicit funds from their customers for deposit with the Bank ("brokered deposits"). Such deposits amounted to $15.2 million or 39% and $25.0 million, or 45.21%, of the Bank's deposits at September 30, 2000 and December 31, 1999, respectively. The Bank solicits deposits via a computer bulletin board where the rates of many other banks and institutions are advertised. At September 30, 2000 and December 31, 1999, the Bank had deposits from this source of $ 39.0 million or 92.9% and $55.3 million or 100% of total deposits, respectively. The fees paid to deposit brokers are amortized using the interest method and included in interest expense on certificates of deposit.

     We believe that the Bank's effective cost of brokered and other wholesale deposits is more attractive than deposits obtained on a retail basis from branch offices after the general and administrative expense associated with the maintenance of branch offices is taken into account. Moreover, brokered and other wholesale deposits generally give the Bank more flexibility than retail sources of funds in structuring the maturities of its deposits and in matching liabilities with comparable maturing assets. At September 30, 2000, $32.5 million of the Bank's certificates of deposit were scheduled to mature within one year (83.3% of total deposits). At December 31, 1999, $44.9 million of the Bank's certificates of deposit were scheduled to mature within one year (81.2% of total deposits).

     Although we believe that the Bank's brokered and other wholesale deposits are advantageous in certain respects, such funding sources, when compared to retail deposits attracted through a branch network, are generally more sensitive to changes in interest rates and volatility in the capital markets and are more likely to be compared by the investor to competing instruments. In addition, such funding sources may be more sensitive to significant changes in the financial condition of the Bank. There are also various regulatory limitations on the ability of all but well-capitalized insured financial institutions to obtain brokered deposits; see "Regulation of the Bank - Brokered Deposits."

These limitations currently are not applicable because the Bank is a well-capitalized financial institution under applicable laws and regulations. There can be no assurances, however, that the Bank will not become subject to such limitations in the future. In addition, our reliance on wholesale deposits effects our ability to rollover deposits as they mature due to the fact that in general the wholesale customer is highly interest rate-sensitive. However, we are of the opinion that we will be able to readily obtain funding from the wholesale deposit market in future periods at the then current competitive interest rates being offered by other institutions.

     As a result of the Bank's reliance on brokered and other wholesale deposits, significant changes in the prevailing interest rate environment, in the availability of alternative investments for individual and institutional investors or in the Bank's financial condition, among other factors, could affect the Bank's liquidity and results of operations much more significantly than might be the case with an institution that obtained a greater portion of its funds from retail or core deposits attracted through a branch network. (See page F-34 of the audited financial statements for a table that sets forth various interest rate categories for the certificates of deposit of the Bank.)

     Borrowings.   The Bank is able to obtain advances from the FHLB of Atlanta upon the security of certain of its residential first mortgage loans, and other assets, including FHLB stock, provided certain standards related to the creditworthiness of the Bank have been met and subject to new restrictions on collateral characteristics described in this section. FHLB advances are available to member institutions such as the Bank for investment and lending activities and other general business purposes. FHLB advances are made pursuant to several different credit programs, each of which has its own interest rate, which may be fixed or adjustable, and which has its own range of maturities. FHLB members are required to hold shares of the capital stock of the regional FHLB in which they are a member in an amount at least equal to the greater of 1% of the member's home mortgage loans or 5% of the member's advances from the FHLB.

     At September 30, 2000 the Bank had a line of credit with the FHLB for $15 million. During the nine month period ended September 30,2000, the Bank had advances of $1.0 million from the FHLB and paid down principal on advances of $5.6 million. During the year ended December 31, 1999, the Bank had advances of $13.0 million from the FHLB and paid down principal on advances of $8.4 million. For the year ended December 31, 1998, the Bank had advances of $1.0 million and paid down principal on advances of $2.0 million. The Bank held $407,000 and $146,000 of the FHLB stock at December 31, 1999 and December 31, 1998, respectively. We expect the Bank to utilize FHLB advances as the Bank builds a portfolio of loans.

     The Federal Home Loan Bank ("FHLB") Board of Atlanta announced to its member institutions on November 27, 2000 the adoption of "Policies to Promote Responsible Lending". The policy restricts the general characteristics of mortgage loans or the mortgage loans backing mortgage backed securities that a member institution, such as our Bank, can pledge as collateral for advances of credit from the FHLB. In general collateral pledged cannot (i) meet the interest requirements of high cost mortgages under the HOEPA of 1994 (ii) Include prepaid, single premium credit insurance (iii) include points and fees, excluding discount points, in excess of 5% (iv) include prepayment penalty if the interest rate at time of origination is 300 basis points higher than conventional rates.

Taxation

     General. We currently file, and expect to continue to file, a consolidated federal income tax return based on a calendar year. Consolidated returns have the effect of eliminating inter-company transactions, including dividends, from the computation of taxable income.

     Our income is subject to tax in most of the states in which we make loans. Our taxable income in most states is determined based on certain apportionment factors.

     Alternative Minimum Tax. In addition to the regular corporate income tax, corporations, including qualifying institutions, can be subject to an alternative minimum tax. The 20% tax is computed on Alternative Minimum Taxable Income ("AMTI") and applies if it exceeds the regular tax liability. AMTI is equal to regular taxable income with certain adjustments. For taxable years beginning after 1989, AMTI includes an adjustment for 75% of the excess of "adjusted current earnings" over regular taxable income. Net operating loss carry backs and carry forwards are permitted to offset only 90% of AMTI. Alternative minimum tax paid can be credited against regular tax due in later years. We are not currently subject to the AMT.

Employees

     As of December 31, 1999, we had, including our subsidiaries, a total of 295 full-time employees and 13 part-time employees or 301.5 full time equivalent employees. As of September 30, 2000 we had, including our subsidiaries, a total of 195 full-time employees and 9 part-time employees or 199.5 full time equivalent employees. None of our employees are covered by a collective bargaining agreement. We consider the relations with our employees to be good.

Service Marks

     We have four service marks that have become federally registered. They are "Armada" which became registered on July 23, 1996, "Approved Residential Mortgage" which became registered on May 15, 1995, "Approved Financial Corp." which became registered July 21, 1998 and "ConsumerOne Financial" which became registered on December 18, 1998.

Effect and Risk of Adverse Economic Conditions

     Our business may be adversely affected by periods of economic slowdown or recession, which may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by us, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. In addition, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions.

Risk from Concentration of Operations in Certain States

     During 1999, 90.3% of the aggregate principal balance of the loans we originated was secured by properties located in eight states (Florida, Georgia, South Carolina, North Carolina, Virginia, Maryland, Michigan, and Ohio). During the first nine months of 2000 96.1% of the aggregate principal balance of the loans we originated were secured by properties located in ten states (Maryland, Virginia, Florida, Ohio, North Carolina, Pennsylvania, Michigan, New Jersey, Georgia and South Carolina). Although we are currently attempting to expand our wholesale operation into the western portion of the United States, if this effort is not successful, our origination business is likely to remain concentrated in these states in the foreseeable future. Consequently, our results of operation and financial condition are dependent upon general trends in the economy and the residential real estate markets in those states.

Future Risks Associated with Loan Sales through Securitizations

     In future periods, we may sell a portion of the loans we originate through a securitization program and retain the rights to service the loans. The sale of loans through a securitization program would be a significant departure from our previous business operations. While we have explored securitization as a possible alternative loan sale strategy, no affirmative decision has been made to adopt such a program nor has any specific time frame in the future for such a program been established.

     Adverse changes in the securitization market could impair our ability to originate and sell loans through securitization on a favorable or timely basis. Any such impairment could have a material adverse effect upon our results of operation and financial condition. Furthermore, our quarterly operating results in future periods may fluctuate significantly as a result of the timing and level of securitizations. If securitizations do not close when expected, our results of operation may be adversely affected for that period. Whether or not we adopt this loan sale strategy in the future, adverse changes in the securitization market could impair our ability to originate and sell loans to other financial institutions that utilize the securitization market.

Contingent Risks

     In the ordinary course of its business, we are subject to claims made against us by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of our employees, officers, and agents(including our appraisers), incomplete documentation and failures by us to comply with various laws and regulations applicable to our business. We are not aware of any material claims.

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     Although we sell substantially all loans that we originate and purchase on a non-recourse, service released basis, during the period of time that loans are held pending sale, we are subject to the various business risks associated with lending, including the risk of borrower default, loan foreclosure and loss, and the risk that an increase in interest rates or a change in secondary market conditions for any reason would result in a decline in the value of loans in the secondary market.

Risk from Competition

     We face intense competition from other mortgage banking companies, banks, credit unions, thrift institutions, credit card issuers, finance companies and other financial institution. Many of these competitors in the financial services business are substantially larger and have more capital and financial resources than us. Also, the larger national finance companies, banks, quasi-governmental agencies and other originators of conforming mortgage loans have been adapting their conforming origination programs to expand into the non-conforming loan business and are targeting our prime customer base. There can be no assurance that we will not face increased competition and erosion of operating margins from such institutions in the future.

     Competition can take on many forms, including convenience in obtaining a loan, service, loan pricing terms such as the loan to value ratio, origination fees and interest rate, marketing and distribution channels and competition for employees through compensation plans and benefit packages.

     The quantity and quality of our competition may also be affected by fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors that "locked in" low borrowing costs may have a competitive advantage. During periods of declining interest rates, competitors may solicit our borrowers to refinance their mortgage loans. During an economic slowdown or recession, our borrowers may have new financial difficulties and may be receptive to offers by our competitors.

     We use mortgage brokers as a source of origination of new loans. Our competitors also seek to establish relationships with the brokers with whom we do business. Our future results may become more exposed to fluctuations in the volume and costs of our wholesale loans (loans sourced from mortgage brokers) resulting from competition from other originators of such loans, market conditions and other factors.

Regulation

     Our business is subject to extensive regulation, supervision and licensing by federal, state and local government authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. Regulated matters include loan origination, credit activities, maximum interest rates and finance and other

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charges, disclosure to customers, the terms of secured transactions, the collection, repossession and claims-handling procedures utilized by us, multiple qualification and licensing requirements for doing business in various jurisdictions and other trade practices. The following discussion and other references to and descriptions of the regulation of financial institutions contained in this document constitute brief summaries of the regulations as currently in effect. This discussion is not intended to constitute a complete statement of all the legal restrictions and requirements applicable to us and the Bank and all such descriptions are qualified in their entirety by reference to applicable statutes, regulations and other regulatory pronouncements. (see also: "Regulatory Capital Requirements")

     Our consumer lending activities are subject to the federal Truth-in-Lending Act ("TILA") and Regulation Z (including the Home Ownership and Equity Protection Act of 1994 "HOEPA"); the federal Equal Credit Opportunity Act and Regulation B, as amended (the "ECOA"); the Home Mortgage Disclosure Act and the Fair Credit Reporting Act of 1970, as amended ("FCRA"); the federal Real Estate Settlement Procedures Act ("RESPA") and Regulation X; the federal Home Mortgage Disclosure Act; and the federal Fair Debt Collection Practices Act. We are also subject to state statutes and regulations affecting our activities.

     TILA and Regulation Z promulgated thereunder contain disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. TILA also guarantees consumers a three-day right to cancel certain credit transactions including loans of the type we originate. We believe that we are in compliance with TILA in all material respects.

     In September 1994, the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Riegle Act") was enacted. Among other things, the Riegle Act made certain amendments to TILA. The TILA Amendments, which became effective in October 1995, generally apply to mortgage loans with (i) total points and fees upon origination in excess of the greater of eight percent of the loan amount or $465 or (ii) an annual percentage rate of more than ten percentage points higher than comparable maturing U.S. Treasury securities. Loans covered by the TILA Amendments are known as "Section 32 Loans."

     The TILA Amendments impose additional disclosure requirements on lenders originating Section 32 Loans and prohibit lenders from originating Section 32 Loans that are underwritten solely on the basis of the borrower's home equity without regard to the borrower's ability to repay the loan. In accordance with TILA Amendments, we apply underwriting criteria that take into consideration the borrower's ability to repay all Section 32 Loans.

     The TILA Amendments also prohibit lenders from including prepayment fee clauses in Section 32 loans to borrowers with a debt-to-income ratio in excess of 50%. In addition, a lender that refinances a Section 32 Loan previously made

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by such lender will not be able to enforce any prepayment penalty clause contained in such refinanced loan. We will continue to collect prepayment fees on loans originated prior to the effectiveness of the TILA Amendments and on non-Section 32 Loans as well as on Section 32 Loans in permitted circumstances following the effectiveness of the TILA Amendments. The TILA Amendments impose other restrictions on Section 32 Loans, including restrictions on balloon payments and negative amortization features, which we believe will not have a material impact on its operations.

     We are also required to comply with the ECOA, which prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status. Regulation B promulgated under ECOA restricts creditors from obtaining certain types of information from loan applicants. It also requires certain disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for a loan increase as a result of information obtained from a consumer credit agency, another statute, the FCRA requires the lender to supply the applicant with a name and address of the reporting agency. We are also subject to the Real Estate Settlement Procedures Act and are required to file an annual report with the Department of Housing and Urban Development pursuant to the Home Mortgage Disclosure Act.

     We are also subject to the rules and regulations of, and examinations by, the U.S. Department of Housing and Urban Development and state regulatory authorities with respect to originating, processing, underwriting, selling and servicing loans. These rules and regulations, among other things, impose licensing obligations on us, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, and mandate certain loan amounts.

     Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. There can be no assurance that we will maintain compliance with these requirements in the future without additional expenses, or that more restrictive federal, state or local laws, rules and regulations will not be adopted that would make compliance more difficult for us. We believe that we are in compliance in all material respects with applicable federal and state laws and regulations.

     Additionally, we are subject to the regulations enforced by, and the reporting requirements of, the Equal Employment Opportunity Commission ("EEOC"). In addition, we are subject to various other federal and state laws regulating the issuance and sale of securities, relationships with entities regulated by

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the Employee Retirement Income Security Act of 1974, as amended, and other aspects of our business.

     The laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations, which, if adopted, could impact us. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations, will not be adopted in the future which could make compliance much more difficult or expensive, restrict our ability to originate, purchase, broker or sell loans, further limit or restrict the amount of commissions, interest and other charges earned on loans we originate or sell, or otherwise adversely affect the business or prospects.

     The previously described laws and regulations are subject to legislative, administrative and judicial interpretation. Some of these laws and regulations have recently been enacted.

     Some of these laws and regulations are rarely challenged in or interpreted by the courts. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently enacted regulations can make it difficult for us to know what is permitted conduct under these laws and regulations. Any ambiguity under the laws and regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with the applicable laws and regulations.

     Federal and state government agencies have recently begun to consider, and in some instances have adopted, legislation to restrict lenders' ability to originate certain non-conforming and subprime loans and to charge rates and fees in connection with certain non-conforming and subprime residential mortgage loans made to borrowers with problem credit histories. Such legislation also imposes various loan term restrictions, e.g., limits on balloon loan features. Frequently referred to generally as "predatory lending" legislation, such legislation may limit our ability to impose fees, charge interest rates on consumer loans to those borrowers with problem credit and may impose additional regulatory restrictions on the mortgage industry of which we are a participant.

     The Gramm-Leach-Bliley Act, which was signed into law at the end of 1999, contains comprehensive consumer financial privacy restrictions. The various federal enforcement agencies, including the Federal Trade Commission, have issued final regulations to implement this act; however, compliance with the new regulations is voluntary until July 1, 2001. These restrictions fall into two basic categories. First, a financial institution must provide various notices to consumers about an institution's privacy policies and practices. Second, this act gives consumers the right to prevent the financial institution from disclosing non-public personal information about the consumer to non-affiliated third parties, with exceptions. We continue to develop and refine the appropriate disclosures and internal procedures to assure compliance with these new requirements.

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     Although we believe that we have implemented systems and procedures to make sure that we comply with all regulatory requirements, if more restrictive laws, rules and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult for us to operate. Failure to comply with the laws described above, as well as new legislation affecting us may result in civil and criminal liability.

OTS Regulation of Approved Financial Corp.

     General. We are a registered savings and loan holding company under the federal Home Owner's Loan Act ("HOLA") because of our ownership of the Bank. As such, we are subject to the regulation, supervision and examination of the OTS.

     Activities Restriction. Currently there are no restrictions on the activities of a savings and loan holding company, such as us, which holds only one subsidiary institution. However, if the Director of the OTS determines that there is reasonable cause to believe that the continuation by a savings holding company of an activity constitutes a serious risk to the financial safety, soundness or stability of its subsidiary institution, the Director may impose such restrictions as deemed necessary to address such risk, including the limitation of: (i) payment of dividends by the institution; (ii) transactions between the institution and its affiliates; and (iii) any activities of the institution that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the institution. Notwithstanding the above rules as to the permissible business activities of unitary savings and loan holding companies, if the institution subsidiary of such a holding company fails to meet a qualified thrift lender ("QTL") test set forth in OTS regulations, then such unitary holding company shall become subject to the activities and regulations applicable to multiple savings and loan holding companies and, unless the institution qualifies as a QTL within one year thereafter, shall register as, and become subject to the restriction applicable to, a bank holding company. See "Regulation of the Bank - Qualified Thrift Lender Test." However, on October 25, 2000, the OTS issued a draft proposal seeking public comment concerning its oversight of savings and loan holding companies. If the proposal is adopted as proposed in the draft we will be required to provide 30 days notice to the OTS before undertaking certain significant new business activities that would result in an increase in our debt at the holding company level or a reduction in our capital or in relation to certain asset acquisitions. The draft proposal indicates that this is for the purpose of allowing time for the OTS to access the potential impact that such activity will have on our risk profile and on the risk profile of our Bank. The ultimate resolution of this OTS proposal is uncertain at this time.

     If we were to acquire control of another institution other than through merger or other business combination with the Bank, we would become a multiple savings and loan holding company. Except where such acquisition is pursuant to the authority to approve emergency thrift acquisition and where each subsidiary

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institution meets the QTL test, as set forth below, our activities (other than the Bank) would thereafter be subject to further restrictions. Among other things, no multiple savings and loan holding company or subsidiary thereof which is not a institution generally shall commence or continue for a limited period of time after becoming a multiple savings and loan holding company or subsidiary thereof any business activity, other than: (i) furnishing or performing management services for a subsidiary institution; (ii) conducting an insurance agency or escrow business; (iii) holding, managing, or liquidating assets owned by or acquired from a subsidiary institution; (iv) holding or managing properties used or occupied by a subsidiary institution; (v) acting as trustee under deeds of trust; (vi) those activities authorized by regulation as of March 5, 1987 to be engaged in by multiple savings and loan holding companies; or
(vii) unless the Director of the OTS by regulation prohibits or limits such activities for savings and loan holding companies, those activities authorized by the Federal Reserve Board as permissible for bank holding companies. Those activities described in clause (vii) above also must be approved by the Directors of the OTS prior to being engaged in by a multiple savings and loan holding company.

     Restrictions on Acquisitions. Except under limited circumstances, savings and loan holding companies are prohibited from acquiring, without prior approval of the Director of the OTS, (i) control of any other institution or savings and loan holding company or substantially all the assets thereof or (ii) more than 5% of the voting shares of a institution or holding company thereof which is not a subsidiary. Except with the proper approval of the Director of the OTS, no director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock, may acquire control of any institution, other than a subsidiary institution, or of any other savings and loan holding company.

     The Director of the OTS may approve acquisitions resulting in the formation of a multiple savings and loan holding company which controls institutions in more than one state only if (i) the multiple savings and loan holding company involved controls an institution which operated a home or branch office located in the state of the institution to be acquired as of March 5, 1987; (ii) the acquirer is authorized to acquire control of the institution pursuant to the emergency acquisition provision of the Federal Deposit Insurance Act ("FDIA"); or (iii) the statutes of the state in which the institution to be acquired is located specifically permit institutions to be acquired by state-chartered institutions located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered institutions).

     Restrictions on Transactions with Affiliates. Transactions between us (or any of our non-bank subsidiaries)and the Bank are subject to various restrictions, which are described under "Regulation of the Bank- Affiliate Transactions."

     Also, the OTS recently issued a draft proposal concerning its oversight of savings and loan holding companies. If the proposal is adopted we will be

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required to provide 30 days notice to the OTS before undertaking certain significant new business activities that would result in an increase in our debt at the holding company level or a reduction in our capital or in relation to certain asset acquisitions. The draft proposal indicates that this is for the purpose of allowing time for the OTS to access the potential impact that such activity will have on our risk profile and on the risk profile of our Bank. The ultimate resolution of this OTS proposal is uncertain at this time.

Regulation of the Bank

     General. The Bank is a federally chartered bank organized under the HOLA. As such, the Bank is subject to regulation, supervision and examination by the OTS. The deposit accounts of the Bank are insured up to applicable limits by the SAIF administered by the FDIC and, as a result, the Bank also is subject to regulation, supervision and examination by the FDIC. The Bank is also subject to the regulations of the Board of Governors of the Federal Reserve System governing reserves required to be maintained against deposits. The Bank is a member of the FHLB of Atlanta.

     The business and affairs of the Bank are regulated in a variety of ways. Regulations apply to, among other things, insurance of deposit accounts, capital ratios, payment of dividends, liquidity requirements, the nature and amount of the investments that the Bank may make, transactions with affiliates, community and consumer lending laws, internal policies and controls, reporting by and examination of the Bank and changes in control of the Bank.

     Insurance of Accounts. Deposit accounts of the Bank up to $100,000 are insured by the Association Insurance Fund (the "SAIF"),administered by the FDIC. Pursuant to legislation enacted in September 1996, a fee was paid by all SAIF insured institutions at the rate of $0.657 per $100 of deposits held by such institutions at March 31, 1995. The money collected capitalized the SAIF reserve to the level of 1.25% of insured deposits as required by law. In 1996, the Bank paid $23,000 for this assessment.

     This legislation also provided for the merger, subject to certain conditions, of the SAIF into the Bank Insurance Fund ("BIF") by 1999. The BIF/SAIF legislation provided for a merger of BIF and SAIF on January 1, 1999,
but only if no insured institution was an association.   Associations would have
had to change charters in order to achieve a merger of the two insurance funds. This provision has now expired. Though the statutory date for a funds merger has passed, the Congress could, at any time, without condition, permit FDIC to merge the funds.

     The legislation also required BIF-insured institutions to share in the payment of interest on the bonds issued by a specially created government entity ("FICO"), the proceeds of which were applied toward resolution of the thrift industry crisis in the 1980s. Beginning on January 1, 1997, in addition to the insurance premium that is paid by SAIF-insured institutions to maintain the SAIF

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reserve at its required level pursuant to the current risk classification system, SAIF-insured institutions paid deposit insurance premiums at the annual rate of 6.4 basis points of their insured deposits and BIF-insured institutions paid deposit insurance premiums at the annual rate of 1.3 basis points of their insured deposits towards the payment of interest on the FICO bonds. Assessments paid for the period starting January 1, 2000 will be assessed the same FICO rate for both BIF and SAIF insured deposits. The new rate paid by the Bank and a BIF insured institution with the same risk classification is 2.12 basis points. Under the current risk classification system, institutions are assigned on one of three capital groups which are based solely on the level of an institution's capital - "well capitalized," "adequately capitalized" and "undercapitalized" - which are defined in the same manner as the regulations establishing the prompt corrective action system under Section 38 of the FDIA, as discussed below.
These three groups are then divided into three subgroups, which are based on supervisory evaluations by the institution's primary federal regulator, resulting in nine assessment classifications. Assessment rates currently range from zero basis points for well capitalized, healthy institutions to 27 basis points for undercapitalized institutions with substantial supervisory concerns.

     The re-capitalization of the SAIF is expected to result in lower deposit insurance premiums in the future for most SAIF-insured financial institutions, including the Bank.

     The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. We are not aware of any existing circumstances, which would result in termination of the Bank's deposit insurance.

     Regulatory Capital Requirements. Federally insured savings associations are required to maintain minimum levels of regulatory capital. These standards generally must be as stringent as the comparable capital requirements imposed on national banks. The OTS also is authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.
At December 31, 1999, the Bank's regulatory capital exceeded applicable requirements for categorization as "well-capitalized."

     Federally-insured savings associations are subject to three capital requirements: a tangible capital requirement, a core or leverage capital requirement and a risk-based capital requirement. All savings associations currently are required to maintain tangible capital of at least 1.5% of adjusted

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total assets (as defined in the regulations), core capital equal to 3% of adjusted total assets and total capital (a combination of core and supplementary capital) equal to 8% of risk-weighted assets (as defined in the regulations).

     A FDIC discussion draft proposal has been made public regarding requirements for subprime lenders, which could increase the Bank's regulatory capital requirements for certain loan classes included in the institution's portfolio. The ultimate resolution of this proposal is uncertain at this time.

     For purposes of the regulation, tangible capital is core capital less all intangibles other than qualifying purchased mortgage-servicing rights, of which the Bank had none at December 31, 1999. Core capital includes common stockholders' equity, non-cumulative perpetual preferred stock and related surplus,minority interest in the equity accounts of fully consolidated subsidiaries and certain nonwithdrawable accounts and pledged deposits. Core capital generally is reduced by the amount of a savings association's intangible assets, other than qualifying mortgage-servicing rights.

     A savings association is allowed to include both core capital and supplementary capital in the calculation of its total capital for purposes of the risk-based capital requirements, provided that the amount of supplementary capital included does not exceed the savings association's core capital. Supplementary capital consists of certain capital instruments that do not qualify as core capital, including subordinated debt, which meets specified requirements, and general valuation loan, and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. In determining the required amount of risk-based capital, total assets, including certain off-balance sheet items, are multiplied by a risk weight based on the risks inherent in the type of assets. The risk weights assigned by the OTS for principal categories of assets currently range from 0% to 100%, depending on the type of asset.

     OTS policy imposes a limitation on the amount of net deferred tax assets under SFAS No. 109 that may be included in regulatory capital. (Net deferred tax assets represent deferred tax assets, reduced by any valuation allowances, in excess of deferred tax liabilities.) Application of the limit depends on the possible sources of taxable income available to an institution to realize deferred tax assets. Deferred tax assets that can be realized from the following are generally not limited: taxes paid in prior carry back years and future reversals of existing taxable temporary differences. To the extent that the realization of deferred tax assets depends on an institution's future taxable income (exclusive of reversing temporary differences and carry forwards), or its tax-planning strategies, such deferred tax assets are limited for regulatory capital purposes to the lesser of the amount that can be realized within one year of the quarter-end report date or 10% of core capital. The foregoing considerations did not affect the calculation of the Bank's regulatory capital at December 31, 1999.

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     In August 1993, the OTS adopted a final rule incorporating an interest-rate risk component into the risk-based capital regulation. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its inherent rate risk component from total capital for purposes of calculating the risk-based capital requirement. As a result, such an institution will be required to maintain additional capital in order to comply with the risk-based capital requirement. Although the final rule was originally scheduled to be effective as of January 1994, the OTS has indicated that it will delay invoking its interest rate risk rule requiring institutions with above normal interest rate risk exposure to adjust their regulatory capital requirement until appeal procedures are implemented and evaluated. The OTS has not yet established an effective date for the capital deduction. We do not believe that the OTS' adoption of an interest rate risk component to the risk-based capital requirement will adversely affect the Bank if it becomes effective in its current form.

     In April 1991, the OTS proposed to modify the 3% of adjusted total assets core capital requirement in the same manner as was done by the Comptroller of the Currency for national banks. Under the OTS proposal, only associations rated composite 1 under the CAMEL rating system will be permitted to operate at the regulatory minimum core capital ratio of 3%. For all other associations, the minimum core capital ratio will be 3% plus at least an additional 100 to 200 basis points, which will increase the 4% core capital ratio requirement to 5% of adjusted total assets or more. In determining the amount of additional capital, the OTS will assess both the quality of risk management systems and the level of overall risk in each individual association through the supervisory process on a case-by-case basis.

     Prompt Corrective Action. Federal law provides the federal banking regulators with broad power to take "prompt corrective action" to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "under-capitalized," "significantly undercapitalized" or "critically undercapitalized." Under regulations adopted by the federal banking regulators, an institution shall be deemed to be (i) "well capitalized" if it has a total risk-based capital ratio of 10.0% or more, has a Tier I risk-based capital ratio of 6.0% or more, has a Tier I leverage capital ratio of 5.0% or more and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier I risk-based capital ratio of 4.0% or more and a Tier I leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized," (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a Tier I leverage capital ratio that is less than 4.0% (3.0% under certain circumstances), (iv) "significantly undercapitalized" if it has a

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total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0% or a Tier I leverage capital ratio that is less than 3.0%, and (v) "critically undercapitalized" if it has a ratio of tangible equity to adjusted total assets that is equal to or less than 2.0%. The regulations also permit the appropriate federal banking regulator to downgrade an institution to the next lower category (provided that a significantly undercapitalized institution may not be downgraded to critically undercapitalized) if the regulator determines (i) after notice and opportunity for hearing or response, that the institution is an unsafe or unsound condition or (ii) that the institution has received (and not corrected) a less-than-satisfactory rating for any of the categories of asset quality, management, earnings or liquidity in its most recent exam. At December 31, 1999, the Bank was a "well capitalized" institution, as defined under the prompt corrective action regulations of the OTS.

     Depending upon the capital category to which an institution is assigned, the regulators' corrective powers, many of which are mandatory in certain circumstances, include prohibition on capital distributions; prohibition on payment of management fees to controlling persons; requiring the submission of a capital restoration plan; placing limits on asset growth; limiting acquisitions, branching or new lines of business; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rates that the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and, ultimately, appointing a receiver for the institution.

     Qualified Thrift Lender Test. All associations are required to meet the QTL test set forth in the HOLA and regulations to avoid certain restrictions on their operations. A association that does not meet the QTL test set forth in the HOLA and implementing regulations must either convert to a bank charter or comply with the following restrictions on its operations: (i) the association may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the association shall be restricted to those of a national bank; (iii) the association shall not be eligible to obtain any advances from its FHLB; and (iv) payment of dividends by the association shall be subject to the rules regarding payment of dividends by a national bank. Upon the expiration of three years from the date the association ceases to be a QTL, it must cease any activity and not retain any investment not permissible for a national bank and immediately repay any outstanding FHLB advances (subject to safety and soundness considerations). The Bank met the QTL test throughout 1999.

     Restrictions on Capital Distributions. The OTS has promulgated a regulation governing capital distributions by associations, which include cash dividends, stock redemption's or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account of association as a capital distribution. Generally, the regulation creates three tiers of associations based on regulatory capital, with the top two tiers

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

providing a safe harbor for specified levels of capital distributions from associations so long as such associations notify the OTS and receive no objection to the distribution from the OTS. Associations that do not qualify for the safe harbor provided for the top two tiers of associations are required to obtain prior OTS approval before making any capital distributions.

     Tier 1 associations may make the highest amount of capital distributions, and are defined as associations that before and after the proposed distribution meet or exceed their fully phased-in regulatory capital requirements. Tier 1 associations may make capital distributions during any calendar year equal to the greater of (i) 100% of net income for the calendar year-to-date plus 50% of its "surplus capital ratio" at the beginning of the calendar year and (ii) 75% of its net income over the most recent four-quarter period. The "surplus capital ratio" is defined to mean the percentage by which the association's ratio of total capital to assets exceeds the ratio of its "fully phased-in capital requirement" to assets, and "fully phased-in capital requirement" is defined to mean an association's capital requirement under the statutory and regulatory standards applicable on December 31, 1994, as modified to reflect any applicable individual minimum capital requirement imposed upon the association. At December 31, 1999, the Bank was a Tier 1 association under the OTS capital distribution regulation.

     In December 1994, the OTS published a notice of proposed rulemaking to amend its capital distribution regulation. Under the proposal, the three tiered approach contained in existing regulations would be replaced and institutions would be permitted to make capital distributions that would not result in their capital being reduced below the level required to remain "adequately capitalized," as defined above under "Prompt Corrective Action."

     On April 1, 1999 the OTS has adopted regulations changing the notification requirements on capital distributions. The updated regulation provides that an OTS-regulated institution will not have to file a capital distribution notice with the OTS upon meeting certain conditions. These conditions include that the institution has a composite 1 or 2 CAMELS rating; a compliance rating of 1 or 2; a Community Reinvestment Act rating of at least "satisfactory"; is not otherwise in troubled condition; limits capital distribution plans for the calendar year to no more than the sum of it's current retained net income and the preceding two years; remains well-capitalized after the capital distribution; and will not use the proposed capital distribution to reduce or retire stock or debt instruments. An institution that fails to meet any of the required conditions must submit a full application to the OTS.

     Loan-to-One Borrower. Under applicable laws and regulations the amount of loans and extensions of credit which may be extended by an institution such as the Bank to any one borrower, including related entities, generally may not exceed the greater of $500,000 or 15% of the unimpaired capital and unimpaired surplus of the institution. Loans in an amount equal to an additional 10% of unimpaired capital and unimpaired surplus also may be made to a borrower if the loans are fully secured by readily available marketable securities. An institution's "unimpaired capital and unimpaired surplus" includes, among other things, the amount of its core capital and supplementary capital included in its total capital under OTS regulations.

     At December 31, 1999, the Bank's unimpaired capital and surplus amounted to $6,356,000 resulting in a general loans-to-one borrower limitation of $953,000 under applicable laws and regulations. At September 30, 2000, the Bank's unimpaired capital and surplus amounted to $9,304,000 resulting in a general loans-to-one borrower limitation of $1,396,000

     Brokered Deposits. Under applicable laws and regulations, an insured depository institution may be restricted in obtaining, directly or indirectly, funds by or through any "deposit broker," as defined, for deposit into one or more deposit accounts at the institution. The term "deposit broker" generally includes any person engaged in the business of placing deposits, or facilitating the placement of deposits, of third parties with insured depository institutions or the business of placing deposits with insured depository institutions for the purpose of selling interest in those deposits to third parties. In addition, the term "deposit broker" includes any insured depository institution, and any employee of any insured depository institution, which engages, directly or indirectly, in the solicitation of deposits by offering rates of interest (with respect to such deposits) which are significantly higher than the prevailing rates of interest on deposits offered by other insured depository institutions have the same type of charter in such depository institution's normal market area. As a result of the definition of "deposit broker," all of the Bank's brokered deposits, as well as possibly its deposits obtained through customers of regional and local investment banking firms and the deposits obtained from the Bank's direct solicitation efforts of institutional investors and high net worth individuals, are potentially subject to the restrictions described below. Under FDIC regulations, well-capitalized institutions are subject to no brokered deposit limitations, while adequately-capitalized institutions are able to accept, renew or roll over brokered deposits only (i) with a waiver from the FDIC and (ii) subject to the limitation that they do not pay an effective yield on any such deposit which exceeds by more than (a) 75 basis points the effective yield paid on deposits of comparable size and maturity in such institution's normal market area for deposits accepted in its normal market area or (b) by 120% for retail deposits and 130% for wholesale deposits, respectively, of the current yield on comparable maturity U.S. Treasury obligations for deposits accepted outside the institution's normal market area. Undercapitalized institutions are not permitted to accept brokered deposits and may not solicit deposits by offering any effective yield that exceeds by more than 75 basis points, the prevailing effective yields on insured deposits of comparable maturity in the institution's normal market area or in the market area in which such deposits are being solicited. At December 31, 1999, the Bank was a well-capitalized institution, which was not subject to restrictions on brokered deposits. See "Business - Bank Sources of Funds - Deposits."

     Liquidity Requirements. All savings associations are required to maintain an average daily balance of liquid assets, which include specified short-term assets and certain long-term assets, equal to a certain percentage of the sum of its average daily balance of net deposit accounts and borrowings payable in one year or less, which can be withdrawn. The liquidity requirement may vary from time to time (between 3% and 10%) depending upon economic conditions and flows of all savings associations. At the present time, the required liquid asset ratio is 4%. Historically, the Bank has operated in compliance with these requirements.

     Affiliate Transactions. Under federal law and regulation, transactions between a savings association and its affiliates are subject to quantitative and qualitative restrictions. Affiliates of a savings association include, among other entities, companies that control, are controlled by or are under common control with the association. As a result, we and our non-bank subsidiaries are affiliates of the Bank.

     Savings associations are restricted in their ability to engage in "covered transactions" with their affiliates. In addition, covered transactions between a savings association and an affiliate, as well as certain other transactions with or benefiting an affiliate, must be on terms and conditions at least as favorable to the association as those prevailing at the time for comparable transactions with non-affiliated companies. Associations are required to make and retain detailed records of transactions with affiliates.

     Notwithstanding the foregoing, a savings association is not permitted to make a loan or extension of credit to any affiliate unless the affiliate is engaged only in activities the Federal Reserve Board has determined to be permissible for bank holding companies. Savings associations also are prohibited from purchasing or investing in securities issued by an affiliate, other than shares of a subsidiary of the savings association.

     Savings associations are also subject to various limitations and reporting requirements on loans to insiders. These limitations require, among other things, that all loans or extensions of credit to insiders (generally executive officers, directors or 10% stockholders of the institution) or their "related interest" be made on substantially the same terms (including interest rates and collateral) as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with the general public and not involve more than the normal risk of repayment or present other unfavorable features.

     Community Investment and Consumer Protection Laws. In connection with its lending activities, the Bank is subject to the same federal and state laws applicable to us in general, laws designed to protect borrowers and promote lending to various sectors of the economy and population. In addition, the Bank is subject to the federal Community Reinvestment Act ("CRA"). The CRA requires each bank or association to identify the communities it serves and the types of credit or other financial services the bank or association is prepared to extend to those communities. The CRA also requires the OTS to assess a association's record of helping to meet the credit needs of its community and to take the assessment into consideration when evaluating applications for mergers, applications and other transactions. The OTS may assign a rating of "outstanding," "satisfactory," "needs to improve," or "substantial noncompliance." A less than satisfactory CRA rating may be the basis for denying such applications. The OTS conducted a CRA review of the Bank on April 27, 1998 at which time the Bank received a "satisfactory record of meeting community credit needs" rating. We believe the OTS will continue to have a favorable view of the Bank's CRA record.

     Under the CRA and implementing OTS regulations, an association has a continuing and affirmative obligation to help meet the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. Until July 1, 1997, the OTS implementing regulations required the board of directors, of each association, to adopt a CRA statement for each delineated local community that, among other things, describes its efforts to help meet community credit needs and the specific types of credit that the institution is willing to extend. Under new standards, the OTS will assign a CRA rating based on a Lending Test, Investment Test and Service Test keyed to, respectively, the number of loans, the number of investments, and the level of availability of retail banking services in a association's assessment area. The Lending Test will be the primary component of the assigned composite rating. An "outstanding" rating on the Lending Test automatically will result in at least a "satisfactory" rating in the composite, but an institution cannot receive a "satisfactory" or better rating on the composite if it does not receive at least a "low satisfactory" rating on the Lending Test. Alternatively, a association may elect to be assessed by complying with a strategic plan approved by the OTS. Evaluation under the new rules is mandatory after June 30, 1997; however, a association could elect to be evaluated under the new rules beginning on January 1, 1996, although the Bank did not elect to do so. Data collection requirements became effective January 1, 1996.

     Safety and Soundness. Other regulations which were recently adopted or are currently proposed to be adopted pursuant to recent legislation include: (i) real estate lending standards for insured institutions, which provide guidelines concerning loan-to-value ratios for various types of real estate loans; (ii) revisions to the risk-based capital rules to account for interest rate risk, concentration of credit risk and the risks posed by "non-traditional activities;" (iii) rules requiring depository institutions to develop and implement internal procedures to evaluate and control credit and settlement exposure to their correspondent banks; and (iv) rules addressing various "safety and soundness" issues, including operations and managerial standards, standards for asset quality, earnings and stock valuations, and compensation standards for the officers, directors, employees and principal stockholders of the insured institution.

     Collateral Restrictions of the Federal Home Loan Bank. The Federal Home Loan Bank ("FHLB") Board of Atlanta announced to its member institutions on November 27, 2000 the adoption of "Policies to Promote Responsible Lending". The policy restricts the general characteristics of mortgage loans or the mortgage loans backing mortgage backed securities that a member institution, such as our Bank, can pledge as collateral for advances of credit from the FHLB. In general collateral pledged cannot (i) meet the interest requirements of high cost mortgages under the HOEPA of 1994 (ii) Include prepaid, single premium credit insurance (iii) include points and fees, excluding discount points, in excess of 5% (iv) include prepayment penalty if the interest rate at time of origination is 300 basis points higher than conventional rates.

Legislative Risk (See: "Regulation" and "OTS Regulation of Approved Financial Corp.")

     Members of Congress and government officials from time to time have suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of our loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax-deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by us. (See also: "Regulatory Capital Requirements")


Environmental Risk Factors

     To date, we have not been required to perform any investigation or clean up activities, nor have we been subject to any environmental claims. There can be no assurance, however, that this will remain the case in the future. In the ordinary course of our business, we from time to time foreclose on properties securing loans. Although we primarily lend to owners of residential properties, there is a risk that we could be required to investigate and clean up hazardous or toxic substances or chemical releases at such properties after acquisition by us, and could be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and cleanup costs incurred by such parties in connection with the contamination. The costs of investigation, correction of or removal of such substances may be substantial, and the presence of such substances, or the failure to properly correct such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or correction of such substances at the disposal or treatment facility, whether or not the facility is owned or operated by such person. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

     In the course of our business, we may acquire properties as a result of foreclosure. There is a risk that hazardous or toxic waste could be found on such properties. In such event, we could be held responsible for the cost of cleaning up or removing such waste, and such cost could exceed the value of the underlying properties.

Dependence on Key Personnel

     Our growth and development to date have been largely dependent upon the services of Allen D. Wykle, Chairman of the Board, President and Chief Executive Officer. The loss of Mr. Wykle's services for any reason could have a material adverse effect on us. Certain of our principal credit agreements contain a provision which permit the lender to accelerate the our obligations in the event that Mr. Wykle, Mr. Yeakel or Ms. Schwindt leave us for any reason and are not replaced with an executive acceptable to such lender. The dependence on these individuals is a risk factor for the holder's of subordinated debt securities as well as investors in senior debt and our common stock.

Control by Certain Shareholders

     As of September 30, 2000, Allen D. Wykle, Chairman of the Board, President and Chief Executive Officer and Leon H. Perlin, Director, beneficially own an aggregate of 50.5% of the outstanding shares of Common Stock of Approved Financial Corp. Accordingly, a risk factor exist in the fact that if they were to act in concert, they would have voting control with the ability to approve certain fundamental corporate transactions and the election of the entire Board of Directors.

                                   PROPERTIES


     Our executive and administrative offices are located at 1716 Corporate Landing Parkway, Virginia Beach, Virginia, 23454. We purchased and moved to this new location on December 6, 1999. The building consists of approximately 30,985 square feet.

     We continue to own our prior executive and administrative offices located at 3420 Holland Road, Virginia Beach, Virginia 23451. This building is currently listed for sale. The two buildings are subject to total mortgage debt of $2,341,000 as of December 31, 1999 and of $2,272,000 as of September 30, 2000.

     In February 1999, we sold the office building purchased in June 1997, which was adjacent to our prior headquarters located on Holland Road. (See Note 22 of audited financial statements for information regarding the sale of this office building.)

     As of September 30, 2000 we had leases for one regional broker lending office, retail lending offices, and the administrative office for the Bank. These facilities are leased under terms that vary as to duration and in general, the leases expire between 2000 and 2004, and provide rent escalations tied to either increases in the operating expenses of the lessor or fluctuations in the consumer price index in the relevant geographic area. Lease expense was $2,027,000, $1,394,000, and $966,000 in 1999, 1998 and 1997, respectively. Lease expense was $572,000 for the nine-month period ended September 30, 2000.

    Total minimum lease payments under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 1999 were as follows (in thousands):


2000                                   $  724
2001                                      344
2002                                      152
2003                                       64
2004                                       48
                                       ------
Total 2000-2004                        $1,332
                                       ======

    Total minimum lease payments under non-cancelable operating leases with remaining terms in excess of one year as of September 30, 2000 were as follows (in thousands):


2001                                     $379
2002                                      263
2003                                       76
2004                                       48
                                        -----
Total 2001-2004                          $766
                                        =====


     We anticipate that in the normal course of business we will lease additional office space as we open new loan origination locations or assumes leases associated with any future acquisitions or strategic alliances.

                               LEGAL PROCEEDINGS

     We are a party to various routine legal proceedings arising out of the ordinary course of our business. We believe that none of these actions, individually or in the aggregate, will have a material adverse effect on our results of operations or financial condition.

                       DIRECTORS AND EXECUTIVE OFFICERS

     The following provides background information with respect to the Directors and Executive Officers. See "Security Ownership of Certain Beneficial Owners and Management" for information regarding such persons' holdings of Approved Financial Corp. Common Stock.

(*) Indicates Executive Officers

Class I Directors
(Term expiring at the annual meeting of shareholders to be held in 2001 or until their successor is duly elected and qualified)

(*) Allen D. Wykle (54) Chairman, President and CEO. Mr. Wykle, in addition to being an initial investor, organized and headed the initial management team that acquired the Approved Financial Corp. from Government Employees Insurance Corporation (GEICO) in September of 1984. He has served as Chairman of the Board, President and Chief Executive Officer since September 1984. Mr. Wykle served as a Director of IMC Mortgage Company from April 1996 until June 1998. Mr. Wykle was owner, President and Chief Executive Officer of Best Homes of Tidewater, Inc., a residential construction and remodeling company in Virginia, from 1972 to 1986.

Leon H. Perlin (72)    Mr. Perlin  was an initial investor and has been a
Director since 1984. Mr. Perlin has served as President and Chief Executive Officer of Leon H. Perlin Company, Inc., a commercial construction concern, for over 30 years.

Oscar S. Warner (83) Mr. Warner was an initial investor in 1984 and has been a Director and Shareholder since 1984. Mr. Warner has been retired for the past six years. Previously, he was owner and operator of Oscar Warner Corporation, an import company.

Class II Directors -Term expiring at the annual meeting of shareholders to be held in 2003 or until their successor is duly elected and qualified)

Arthur Peregoff (81) Mr. Peregoff was an initial investor and has been a Director since 1985. Mr. Peregoff has served as Chief Executive Officer of Globe Iron Construction Company, Inc., a commercial construction company, for over 25 years.

(*) Stanley W. Broaddus (50) Vice President and Secretary. Mr. Broaddus was an initial investor and has been a Director since 1985. Mr. Broaddus has served as Vice President and Secretary since April 1987. Previous experience includes fourteen years as Regional Sales Manager with the building products unit of Atlantic Richfield Co.

(*) Jean S. Schwindt (45) Executive Vice President. Ms. Schwindt has been a Director since 1992 and became Executive Vice President in June 1998 she served as Vice President and Director of Investor Relations and Strategic Planning for

IMC Mortgage Company from March 1996 until June 1998. Ms. Schwindt has served on the Board of Directors of IMC Mortgage Company ("IMC") since April 11, 2000. From April 1989 to March 1996 she served on the Board of Directors and as Senior Vice President/Secretary of Anderson and Strudwick, Inc., a member of the New York Stock Exchange. Ms. Schwindt, a Chartered Financial Analyst and a Registered Investment Advisor, has been affiliated with the firm of Mills Value Advisers, Inc. since January 1995.

Class III Directors
Each Class III Director is serving a Three-Year Term Expiring at the Annual Meeting of Shareholders held in 2002 or until their successor is duly elected and qualified

Robert M. Salter (52) Mr. Salter was an initial investor and has been a Director since 1989. Beginning January 1, 2000, he became a partner with Goodman and Company LLP, which is a certified public accounting and consulting firm. From 1979 through 1999 he was President of the accounting firm of Salter and Hall, P.C. Mr. Salter is a Certified Public Accountant and a Certified Financial Planner.

(*) Neil W. Phelan, (43) Executive Vice President. Mr. Phelan is Executive Vice President and has been associated with us since April 1995. He has been a Director since 1997. His primary responsibility with us is the management of certain wholesale lending operations. Immediately prior to joining us, Mr. Phelan served on the senior management team of ITT Financial Services for 17 years.

Barry C. Diggins (37) Mr. Diggins, a director since 1997, is president of Fresh Start Financial Services located in Maryland. From October 1994 through July 2000, Mr. Diggins served as Executive Vice President of Approved Financial Corp. Before joining us in 1984, Mr. Diggins was Regional Marketing Director of ITT Financial Services from September 1985 to October 1994.

Gregory J. Witherspoon (54) Mr. Witherspoon has been a Director since 1998. He is president of Witherspoon Consulting, a company that provides consulting services to the financial services industry. He also serves as managing director of Amusement Industry Consultants, LLC. He served as a Director of Aames Financial Corporation from 1991 to March 1998, as Chief Financial Officer from 1987 until 1997,after which, he served as Executive Vice President for Strategic Planning. He is a Certified Public Accountant. Mr. Witherspoon previously served on the Board of Directors of Approved from July 1996 until January 1997.

Executive Officers Not Serving on The Board Of Directors

Our Executive Officers as of the date of this prospectus who are not also Directors are identified below, together with information regarding the business experience of such officers. Each Executive Officer is elected by the Board of Directors and serves at the pleasure of the Board.

(*) Eric S. Yeakel (36) Treasurer and Chief Financial Officer. Mr. Yeakel has
been with us since June 1994.   He was a full time graduate student from
September 1992 until receiving a Masters in Business Administration in 1994. He served as Assistant Controller with Office Warehouse, Inc. from October 1989 to August 1992. Mr. Yeakel is a Certified Public Accountant who worked with Ernst & Young from July 1987 to October 1989.


(*) Gregory W. Gleason (49) President of Approved Federal Savings Bank. Mr. Gleason joined the Bank in November 1996 with more than 20 years of savings institution management. Mr. Gleason was Senior Vice President with Virginia First Savings Bank from February 1984 through June 1996, and was on the management team of BankAtlantic from May 1977 to January 1984.

                             EXECUTIVE COMPENSATION

Summary of Cash and Other Compensation

The following table sets forth the compensation paid to our Chief Executive Officer and the most highly compensated Executive Officers other than the Chief Executive Officer. (collectively, the "Named Executive Officers") during the three years ended December 31, 1999:

                           Summary Compensation Table

                                            Annual Compensation (1)     Long-term Compensation
                                      -------------------------------------------------------------
                                                                    Securities          All Other
Name and Principal                    Year   Salary     Bonus       underlying         Compensation
Position                                                            Options(2)
                                     ------ ---------  --------   -------------     ---------------

Allen D. Wykle (3,4)                  1999   $418,368  $      -            -            $ 5,000
President and Chief                   1998    418,368         -       20,000              4,750
Executive Officer                     1997    421,218   575,000        1,000              4,750

Barry C. Diggins (3,5)                1999   $200,000  $ 39,000            -            $ 5,000
Executive Vice President              1998    171,186    67,142        7,500              4,963
Director                              1997    132,638   209,564            -                  -

Jean S. Schwindt (6)                  1999   $160,000  $      -            -            $ 4,800
Executive Vice President              1998     86,667         -       12,500              2,250
Director                              1997          -         -            -             14,500

Neil W. Phelan (3,7)                  1999   $143,000  $      -            -            $ 3,960
Executive Vice President,             1998    130,000         -        8,500              3,383
Director                              1997    110,000   150,000        1,000              3,383

Eric S. Yeakel(3,8)                   1999   $120,000  $      -            -            $ 3,600
Chief Financial Officer and           1998    102,500         -       13,000              2,213
Treasurer                             1997     75,910    42,171        1,000                  -

Greg Gleason (3,9)                    1999   $110,000  $      -            -            $ 3,300
President Approved Federal            1998    111,000         -        1,350              3,330
Savings Bank                          1997    103,424         -            -                  -

Stanley W. Broaddus (3,10)            1999   $ 95,000  $      -            -            $ 2,850
Secretary, Vice President             1998     95,000    29,216        7,000              2,437
Director                              1997     85,000   100,000        1,000              2,437

1) All benefits that might be considered of a personal nature are omitted according to SEC rules if they did not exceed the lesser of $50,000 or 10% of total annual salary and bonus for the officer.
2)   Options are granted from the 1996 Incentive Option Plan.
3) Other compensation amounts reflect our matching contribution under our 401(k) retirement plan.
4) Options granted to Mr. Wykle in 1997 carry an exercise price of $9.75 per share and those granted in 1998 carry an exercise price of $4 per share.

5) Mr. Diggins was paid incentive compensation based on the earnings of the retail lending division. His incentive amounts were $27,642 in 1998 and $209,564 in 1997. The salary for 1998 reflects $33,386, which was paid in 1999 as retroactive salary for the period July to December of 1998. In 1999 Mr. Diggins received $40,670 in retro pay. The $39,000 bonus paid in 1999 represents payment for 1998 retail branch incentive bonus. The 7,500 options granted to him in 1998 carry an exercise price of $4 per share. Mr. Diggins resigned employment with us effective July 28, 2000 and therefore, according to the option plan document, his options, which were unexercised expired 30 days from this date.
6) Other compensation for 1997 and 1998 represents fees earned as an outside Director. Stock options related to 12,500 shares that were granted in 1998 carry an exercise price of $4 per share. Stock Appreciation Rights concerning 16,000 shares of common stock were issued in 1996 at a price $2.63 and expire in 2003.
7) Options granted to Mr. Phelan in 1997 carry an exercise price of $4.00 per share, 8,500 options granted in 1998 carry an exercise price of $4 per share. Mr. Phelan's bonus of $150,000 earned in 1997 was paid in 1998.
8) Options granted to Mr. Yeakel in 1997 carry an exercise price of $9.75, 500 options granted in 1998 carry an exercise price of $13.50 and 12,500 options granted in 1998 carry an exercise price of $4 per share. A portion of the bonus earned and reflected in 1998 was paid in 1999.
9) Options granted to Mr. Gleason in 1998 carry an exercise price of $4 per share.
10) Options granted to Mr. Broaddus in 1997 carry an exercise price of $4.00 per share and options granted to him in 1998 carry an exercise price of $4 per share.


         STOCK OPTION/STOCK APPRECIATION RIGHT GRANTS IN THE LAST YEAR

In June of 1999, we granted common stock options to employees to purchase 14,600 shares of common stock at $4.00 per share. In November of 1999, we granted common stock options to employees to purchase 6,825 share of common stock at $4.00 per share. All grants are from the 1996 Incentive Stock Option Plan and have a term of ten years and a vesting schedule of three years.

No new stock options or stock appreciation rights were granted to Named Executive Officers during 1999. However, during 1999, 1,000 stock options granted to Mr. Phelan in 1997 with an exercise price of $9.75 per share were repriced to an exercise price of $4.00 per share and 3,000 stock options granted to him in 1998 at an exercise price of $13.75 per share were repriced to an exercise price of $4.00 per share. Additionally, 1,000 shares issued to Stanley Broaddus in 1997 at an exercise price of $9.75 per share were repriced to an exercise price of $ 4.00 per share. The table below reflects the repricing for the Named Executive Officers.


                                                    Individual Grants
                                                    -----------------
                                                                                               Potential Realizable
                                                                                                  Value at Assumed
                       Number of       Percent of                                              Annual Rates of Stock
                      Securities     Total Options          Per Share Prices                  Price Appreciation for
                      Underlying      Repriced to          ------------------                      Option Term (1)
                        Options        Employees         Option            Market             ----------------------
  Name                 Repriced         in 1999         Exercise       at Repricing  Expiration    5%          10%
  ----                 --------         -------         --------       ------------  ----------    ---         ---
Neil W. Phelan            1,000             11%            $4.00           $2.75      1/26/07      $  0       $1,359
Neil W. Phelan            3,000             33%             4.00            2.75       4/7/08       189        5,685
Stanley W. Broaddus       1,000             11%             4.00            2.75      1/26/07         0        1,359

(1) The 5% and 10% assumed annual rates of compounded stock price appreciation are permitted by rules of the Securities and Exchange Commission. There can be no assurance provided to any Executive Officer or any other holder that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants to Executive Officers.

         Aggregate Option /Stock Appreciation Rights ("SAR") Exercises
                             and Period-End Values

     The following table sets forth information concerning the December 31, 1999 value of unexercised options/SARs held by our Named Executive Officers as of November 3, 2000.


                               Number of Securities            Value of Unexercised
                             Underlying Unexercised            In-the-money options
                          Options as Fiscal Year End          at Fiscal Year End (1)
                          --------------------------          ----------------------
      Name              Exercisable     Unexercisable    Exercisable          Unexercisable
      ----              -----------     -------------    -----------          -------------
Allen Wykle                 7,667           13,333            0                      0
Eric Yeakel                 5,500            8,500            0                      0
Jean Schwindt (2)          20,167            8,333            0                      0
Neil Phelan                 4,833            4,667            0                      0
Stanley Broaddus            3,333            4,667            0                      0
Greg Gleason                  450              900            0                      0

(1) Value of Unexercised Options is calculated using the price of Approved Common Stock on 12/31/99 of $0.875 per share less the exercise prices of $4.00, $9.75 & $13.50 per share, multiplied by the number of shares represented by the options. There were no common stock options issued and outstanding to Executive Officers with an exercise price lower than the year end common stock market price ("in the money options") on December 31, 1999 and thus having a value based on this formula at 12/31/99.

(2)  Includes 16,000 exercisable SARs with a price of $2.63 per share.

                             EMPLOYMENT AGREEMENTS


    As of December 1st, 2000 we have employment agreements with five Executive Officers, Messrs. Wykle, Yeakel, Broaddus, Phelan and Ms. Schwindt. We had an Employment Agreement with Barry Diggins, prior to termination of his full time employment with us effective July 28, 2000. (See:"Class III Directors")

    Mr. Wykle has not received an increase in base salary or total compensation since 1998 and he voluntarily commenced a reduction in salary effective July 1, 2000. Mr. Broaddus voluntarily forgave an increase in base salary or bonus compensation due to him under the terms of his employment agreement during 2000. Mr. Yeakel and Ms. Schwindt voluntarily forgave the increase in base salary due to them in January 2000 under the terms of their employment agreements and reduced their base salaries effective July 1, 2000. Mr. Phelan received the ten percent increase in base salary due to him under his employment agreement effective January 2000, however, he voluntarily reduced his total compensation effective July 1, 2000.

Allen D. Wykle
Chairman, President and Chief Executive Officer

    Prior to November of 2000,Allen D. Wykle had no formal employment agreement with us and the Compensation Committee of the Board of Directors determined his base salary and bonus. Mr. Wykle entered into an employment agreement with us on December 1, 2000.

    TERM, RENEWAL AND CHANGE IN CONTROL. The initial term of this agreement shall be from December 1, 2000 until December 31, 2001. After December 31, 2001, this Agreement will be renewable on a year to year basis. Either party must give one hundred and eighty (180) days written notice if this Agreement is not going to be renewed after December 31, 2001. Upon failure to give such notice, this Agreement will automatically renew for an additional year on the same terms. This notice requirement shall continue for all subsequent renewal periods. In the event of a Change of Control (i.e. (i) a reduction in the percentage of our common stock owned and controlled by Allen D. Wykle of 50% or greater, or (ii) the cessation of Allen D. Wykle's full time employment with us as Chairman of the Board, President or Chief Executive Officer) and during the calendar year in which the Change of Control occurred he is notified of nonrenewal of this Employment Agreement 180 or more days before the end of the then current calendar year term then that term shall be extended for six (6) months i.e. until June 30 of the following calendar year, thereby allowing Employee at least one full year of remaining employment. If the notice of nonrenewal is given with less than 180 days remaining before the end of the then current calendar year term the then current term will not be extended because the then current term will automatically renew for another year (due to failure to give 180 days notice) thereby assuring him of at least one full year of continued employment.

    SALARY: The agreement provides for an initial base salary at an annual rate of $418,368 and provides for increases of 3% or 10% per year effective as of January for any renewal term. The yearly salary increase is 10% if our net income after tax increases by 10% or greater from the prior year increases by 3% if our net income after tax does not increase by a minimum of 10%. Mr. Wykle voluntarily reduced his current base salary by 10% to $376,531 due to our current financial condition. He is entitled to transportation and all standard group employee benefits.

    BONUS: The bonus plan under the agreement provides for a bonus beginning in the year 2001 of up to a maximum of 100% of the annual salary for each year. The bonus is based on the annual return on equity ("ROE") percentage per share in excess of a base annual ROE of 20% (after accrual for bonuses.) A bonus is payable 50% in cash or stock at our discretion and 50% in cash or stock at the employee's discretion.

     Bonus Example.
     --------------
o  If ROE per share for a year is 30%
o Then he will be entitled to a bonus equal to 33% of his base salary (30%-20%)/20% = 50%
o  If his Base Salary is $418,368
o  Then his bonus would be $418,368 * 50% = $209,184

    NON-COMPETE: Under the Employment Agreement he has agreed not to compete with us for a period of one year after termination within a prescribed geographic area and not to solicit or employ our employees for two years after termination. These restrictive covenants apply upon termination by either party, with or without cause and upon expiration of the Agreement.

    COMPENSATION AFTER TERMINATION. If he dies, becomes permanently disabled, terminates his employment or is terminated for cause as defined in the Agreement, this contract shall cease, and no further compensation or benefits in any form shall be paid Employee. If this Agreement is terminated by us without cause, then he shall be entitled to the compensation and benefits which he would have received but for the termination without cause.

Neil W. Phelan
Executive Vice President

    TERM: The Employment Agreement that commenced January 1, 1998 for a three-year initial term, was amended in November of 2000 for a term ending December 31, 2001. The agreement automatically renews for additional one-year terms absent three months written notice of non-renewal by either party prior to end of a term.

    SALARY & OTHER BENEFITS: Mr. Phelan's annual salary for 1999 was $143,000. His pre-amended Employment Agreement provided for a 10% increase in base salary to and annualized rate of $157,300, which he received for the six months ended June 30, 2000. For the third and fourth quarters of 2000,his base salary was reduced to an annualized rate of $150,000. His amended agreement provides for a base salary at an annualized rate of $135,000 for the first quarter of 2001 and reducing to an annualized rate of $125,000 for the remainder of the term of the agreement. He also is entitled to all standard group employee benefits. Mr. Phelan received a car allowance of $700 per month in 1999 and $750 per month during the first six months of 2000.Mr. Phelan voluntarily discontinued receipt of a car allowance effective July 1, 2000.

    BONUS: Mr. Phelan's amended agreement provides for a bonus plan consisting of two parts, (1) an override bonus on production of certain account executives and (2) participation in the senior management bonus.

    Override Bonus: Mr. Phelan will earn a 5 basis points commission for monthly loan origination volume produced by new wholesale account executives hired after October 1, 2000 who are directly managed by Mr. Phelan. To qualify in the calculation of this bonus the individual sales person must produce a minimum of $750,000 per month in loan volume.

    Senior Management Bonus: The senior management bonus provides for a bonus of up to a maximum of 100% of the annual salary for each year. The bonus is based on the annual return on equity ("ROE") percentage per share in excess of a base annual ROE of 20% (after accrual for bonuses.) A bonus is payable 50% in cash or stock at our discretion and 50% in cash or stock at the employee's discretion.

     Bonus Example.
     --------------
o  If ROE per share for a year is 30%
o Then he will be entitled to a bonus equal to 50% of his base salary (30%-20%)/20% = 50%
o  If his Base Salary is $125,000
o  Then his bonus would be $125,000 * 50% = $41,250

    NON-SOLICITATION: Under the Employment Agreement Mr. Phelan has agreed not to solicit our employees for two years after termination. This restrictive covenant applies upon termination for any reason by Mr. Phelan or termination for cause by us.

Stanley W. Broaddus.
Vice President and Secretary

    TERM: The Employment Agreement which commenced January 1, 1997 was for a one year initial term and automatically renews on January 1, of each subsequent year for additional one-year terms absent ninety day written notice by either party prior to the end of a renewed term. The agreement was amended December 1, 2000.

    SALARY & OTHER BENEFITS: His current base annual salary is $95,000. He is entitled to a car and all standard group employee benefits.

    BONUS: The bonus plan under the agreement beginning in 2001 provides for a bonus of up to a maximum of 100% of the annual salary for each year. The bonus is based on the annual return on equity ("ROE") percentage per share in excess of a base annual ROE of 20% (after accrual for bonuses.) A bonus is payable 50% in cash or stock at our discretion and 50% in cash or stock at the employee's discretion.

     Bonus Example.
     --------------
o  If ROE per share for a year is 30%
o Then he will be entitled to a bonus equal to 50% of his base salary (30%-20%)/20% = 50%
o  If his Base Salary is $95,000
o  Then his bonus would be $95,000 * 50% = $47,250

    TERMINATION & NON-COMPETE: The Employment Agreement provides for termination "for cause" as defined in the Agreement with notice and for termination upon 90 days prior written notice without cause. Under the Employment Agreement he has agreed not to compete with us for a period of one (1) year after termination within a prescribed geographic area and not to solicit or employ our employees for two (2) years after termination. These restrictive covenants apply upon termination by either party, with or without cause and upon expiration of the Agreement. He is also entitled to one year's annual salary in the event that we experience a change in control, which results in Allen D. Wykle no longer being employed by us and if we terminate Mr. Broaddus without cause.

Jean S. Schwindt
Executive Vice President

    TERM, RENEWAL AND CHANGE IN CONTROL.    The  employment agreement with Ms.
Schwindt dated July1, 1998 and amended December 1, 2000 was for an initial termfrom July 1, 1998 through December 31, 1998. On January 1, 1999 it automatically renewed for a three (3) year term with each year running from January 1st through December 31st. After December 31, 2001, this Agreement will be renewable on a year to year basis. Either party must give one hundred and eighty (180) days written notice if this Agreement is not going to be renewed after December 31, 2001. Upon failure to give such notice, this Agreement will automatically renew for an additional year on the same terms. This notice requirement shall continue for all subsequent renewal periods. In the event of a Change of Control (i.e. (i) a reduction in the percentage of our common stock owned and controlled by Allen D. Wykle of 50% or greater, or (ii) the cessation of Allen D. Wykle's full time employment with us as Chairman of the Board, President or Chief Executive Officer) and during the calendar year in which the Change of Control occurred she is notified of nonrenewal of this Employment Agreement 180 or more days before the end of the then current calendar year term then that term shall be extended for six (6) months i.e. until June 30 of the following calendar year, thereby allowing her at least one full year of remaining employment. If the notice of nonrenewal is given with less than 180 days remaining before the end of the then current calendar year term the then current term will not be extended because the then current term will automatically renew for another year (due to failure to give 180 days notice) thereby assuring her of at least one full year of continued employment.


SALARY: It provides for an initial base salary at an annual rate of $160,000, and provides for increases of 6% or 10% per year effective as of January 2000 and January 2001 and any renewal terms. Her yearly salary increase is 10% if our net income after tax increases by 10% or greater from the prior year and increases by 6% if our net income after tax does not increase by a minimum of 10%.

  The Employment Agreement with Ms. Schwindt, as described above, provides for a base salary during the year 2000 of $169,600. However, as contribution to our expense reduction program, she voluntarily forgave her 6% salary increase due January of 2000 and reduced her current annualized base salary to $144,000, a reduction of 15% from the amount provided in the agreement. .

BONUS: The bonus plan under the agreement beginning in 2001 provides for a bonus of up to a maximum of 100% of the annual salary for each year. The bonus is based on the annual return on equity ("ROE") percentage per share in excess of a base annual ROE of 20% (after accrual for bonuses.) A bonus is payable 50% in cash or stock at our discretion and 50% in cash or stock at the employee's discretion.

     Bonus Example.
     --------------
o  If ROE per share for a year is 30%
o Then she will be entitled to a bonus equal to 50% of her base salary (30%-20%)/20% = 50%
o  If her Base Salary is $160,000
o  Then her bonus would be $160,000 * 50% = $80,000

NON-COMPETE: Under the Employment Agreement she has agreed not to compete with us for a period of one year after termination within a prescribed geographic area and not to solicit or employ our employees for two years after termination. These restrictive covenants apply upon termination by either party, with or without cause and upon expiration of the Agreement.

COMPENSATION AFTER TERMINATION. If she dies, becomes permanently disabled, terminates her employment or is terminated for cause as defined in the Agreement, this contract shall cease, and no further compensation or benefits in any form shall be paid to her. If this Agreement is terminated by us without cause, then she shall be entitled to the compensation and benefits which she would have received but for the termination without cause.

Eric S. Yeakel
Chief Financial Officer and Treasurer

TERM, RENEWAL AND CHANGE IN CONTROL. The initial term of the employment agreement with Mr. Yeakel was from July 1, 1998 through December 31, 1998. On January 1, 1999 it automatically renewed for a three (3) year term with each year running from January 1st through December 31st. After December 31, 2001, this Agreement will be renewable on a year to year basis. Either party must give one hundred and eighty (180) days written notice if this Agreement is not going to be renewed after December 31, 2001. Upon failure to give such notice, this Agreement will automatically renew for an additional year on the same terms. This notice requirement shall continue for all subsequent renewal periods. In the event of a Change of Control (i.e. (i) a reduction in the percentage of our common stock owned and controlled by Allen D. Wykle of 50% or greater, or (ii) the cessation of Allen D. Wykle's full time employment with us as Chairman of the Board, President or Chief Executive Officer) and during the calendar year in which the Change of Control occurred he is notified of nonrenewal of this Employment Agreement 180 or more days before the end of the then current calendar year term then that term shall be extended for six (6) months i.e. until June 30 of the following calendar year, thereby allowing him at least one full year of remaining employment. If the notice of nonrenewal is given with less than 180 days remaining before the end of the then current calendar year term the then current term will not be extended because the then current term will automatically renew for another year (due to failure to give 180 days notice) thereby assuring him of at least one full year of continued employment.

SALARY: It provides for an initial base salary at an annual rate of $120,000, and provides for increases of 6% or 10% per year effective as of January 2000 and January 2001 and any renewal terms. The yearly salary increase is 10% if our net income after tax increases by 10% or greater from the prior year. His yearly salary increases by 6% if our net income after tax does not increase by a minimum of 10%.

    The Employment Agreement with Mr. Yeakel, as described above, provides for a base salary during the year 2000 of $127,200. However, as contribution to our expense reduction program, he voluntarily forgave his 6% salary increase due January of 2000 and reduced his current annualized base salary to $108,000, a reduction of 15% from the amount provided in the agreement.

BONUS: The bonus plan under the agreement beginning in 2001 provides for a bonus of up to a maximum of 100% of the annual salary for each year. The bonus is based on the annual return on equity ("ROE") percentage per share in excess of a base annual ROE of 20% (after accrual for bonuses.) A bonus is payable 50% in cash or stock at our discretion and 50% in cash or stock at the employee's discretion.

     Bonus Example.
     --------------
o  If ROE per share for a year is 30%
o Then he will be entitled to a bonus equal to 50% of his base salary (30%-20%)/20% = 50%
o  If his Base Salary is $120,000
o  Then his bonus would be $120,000 * 50% = $60,000

NON-COMPETE: Under the Employment Agreement he has agreed not to compete with us for a period of one year after termination within a prescribed geographic area and not to solicit or employ our employees for two years after termination. These restrictive covenants apply upon termination by either party, with or without cause and upon expiration of the Agreement.

COMPENSATION AFTER TERMINATION. If he dies, becomes permanently disabled, terminates his employment or is terminated for cause as defined in the Agreement, this contract shall cease, and no further compensation or benefits in any form shall be paid to him. If this Agreement is terminated by us without cause, then he shall be entitled to the compensation and benefits which he would have received but for the termination without cause.

                            DIRECTORS' COMPENSATION

Employee Directors

   Directors who are employees receive no additional compensation for service as Directors while employed by us.

Outside Directors

   Each Director who is not an employee receives an annual retainer of $9,000, payable in cash in quarterly installments of $2,250. All Directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors.

   During 1996, which was before Ms. Schwindt became an employee, the Board of Directors granted stock appreciation rights ("SARs") to Ms. Schwindt. The SARs, with an initial term of three years, entitle the holder to the appreciated value of 16,000 shares of common stock. The appreciated value is the difference between the grant price and the fair market value of the shares at the time of exercise. The grant price is $2.63. At the Board meeting held on February 21, 1999, the Board extended the term of the SARs granted to Ms. Schwindt for three years from the initial expiration date in 1999.

   Mr. Witherspoon was issued 4,500 non-qualified options with an exercise price of $4 per share. The options vest over a period of ten years and under certain circumstances may vest in less than 10 years. These options are payment for on-going consulting services in addition to normal board duties.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of November 17, 2000 regarding the number of shares of Common Stock beneficially owned by all Directors, Executive Officers, and 5 % Shareholders. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the nominee living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the Director, Executive Officer or 5% Shareholder can vest title in himself within sixty days of November 17, 2000.

                                                           Common Stock
                                                           Percentage of
Name                                   Beneficially Owned      Class
-------------------------------------  ------------------  -------------

  Allen D. Wykle (1)(2)(3)
  1716 Corporate Landing Parkway
  Virginia Beach, VA  23454                     1,846,357   33.6%

  Leon H. Perlin (4)
  3360 South Ocean Boulevard
  Apartment 5H2
  Palm Beach, FL  33480                           929,256   17.0

  Gregory J. Witherspoon (1)
  1601 Blue Jay Way
  Los Angeles, CA  90069                          232,800    4.2

  Stanley W. Broaddus (1)(3)
  1716 Corporate Landing Parkway
  Virginia Beach, VA  23454                       139,472    2.5

  Barry C. Diggins (1,6)
  8222 Glenmar Road
  Ellicott City, MD  21043                        108,034    2.0

  Jean S. Schwindt  (1,7)
  1062 Normandy Trace Road
  Tampa, FL  33602                                 85,983    1.6

  Oscar S. Warner (8)
  215 Brooke Avenue, Apt #905
  Norfolk, VA  23510                               66,000    1.2

  Arthur Peregoff (9)
  816 Oriole Drive
  Virginia Beach, VA  23451                        51,750      *

  Neil W. Phelan (1)
  1716 Corporate Landing  Parkway
  Virginia Beach, VA  23454                        19,787      *

  Eric S. Yeakel (1)
  1716 Corporate Landing Parkway
  Virginia Beach, VA  23454                         9,667      *

  Gregory W. Gleason (1)
  2380 Court Plaza Drive, Suite 200
  Virginia Beach, VA  23456                         5,300      *

  Robert M. Salter
  Pavilion Center Suite 300
  Virginia Beach, VA  23451                           464      *

  All present Executive
  Officers, Directors & Nominees
  as a group (12 persons)
  (1,2,3,4,6,7,8,9)                             3,476,253   63.1
---------------------

 *   Owns less than 1% of class.
(1) For Mr. Wykle includes beneficial ownership of 14,333 shares that may be issued upon the exercise of stock options exercisable within 60 days of November 3, 2000, and excludes shares subject to stock options that cannot be exercised within 60 days of November 3, 2000. For Mr. Witherspoon, includes beneficial ownership of 3,000 shares subject to non-qualified stock options that may be exercised within 60 days of November 3, 2000, and excludes 1,500 shares subject to non-qualified stock options that cannot be exercised within 60 days of November 3, 2000. For Ms. Schwindt includes beneficial ownership of 8,333 shares that may be issued upon the exercise of stock options exercisable within 60 days of November 3, 2000, excluded are 4,167 shares subject to stock options that cannot be exercised within 60 days from November 3, 2000. For Mr. Phelan included is the beneficial ownership of 6,667 shares which may be issued upon the exercise of stock options exercisable within 60 days of November 3, 2000, and excludes 2,833 shares subject to stock options that cannot be exercised within 60 days of November 3, 2000. For Mr. Yeakel included is the beneficial ownership of 9,667 shares that may be issued upon the exercise of stock options exercisable within 60 days of November 3, 2000, and excludes 4,333 shares subject to stock options that cannot be exercised within 60 days of November 3, 2000. For Mr. Broaddus includes beneficial ownership of 5,667 shares that may be issued upon the exercise of stock options exercisable within 60 days of November 3, 2000, and excludes 2,333 shares subject to stock options that cannot be exercised within 60 days of November 3, 2000. For Mr. Gleason, includes beneficial ownership of 900 shares that may be issued upon the exercise of stock options exercisable within 60 days of November 3, 2000, excluded are 350 share subject to stock options that cannot be exercised within 60 days of November 3, 2000.
(2) Excludes 7,000 shares registered to his adult children and his grandchildren, as to which Mr. Wykle disclaims beneficial ownership.
(3) Mr. Wykle and Mr. Broaddus are Co-Trustees of our profit-sharing Plan ("Plan"), which owns 39,680 of our common stock. They share voting power.

     Mr. Wykle's ownership interest in the Plan is 65% and Mr. Broaddus' share is 15%. Included under Mr. Wykle's shares for the purposes of this disclosure are 33,728 Plan shares, which exclude the 5,952 shares (15% of the Plan shares), which are included under Mr. Broaddus's ownership. Mr. Wykle claims voting rights but disclaims beneficial ownership of all but the 65% he owns in the Plan.
(4)  Includes 594,000 shares owned by Mr. Perlin's  wife.
(5)  Includes 1,888 shares owned jointly by Mr. Diggins' and his wife.
(6) Excluded are stock appreciation rights for 16,000 shares at $2.63 per share. Excluded are 8,000 shares owned by her parents, to which Ms. Schwindt disclaims beneficial ownership.
(7) Excludes 68,600 shares registered to Mr. Warner's adult children and his grandchildren, to which he disclaims beneficial ownership.
(8) Mr. Peregoff's shares are held jointly with his wife. Excludes 33,848 shares registered to Mr. Peregoff's adult children and his grandchildren, to which he disclaims beneficial ownership.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We maintain business relationships and engage in certain transactions with affiliated companies and the parties as described below. It is our policy to engage in transactions with related parties only on terms that, in our opinion, are no less favorable than could be obtained from unrelated parties and each of the transactions described below conforms to that policy.

Indebtedness of Management

     We had no outstanding extensions of credit to members of the Board of Directors or management at September 30, 2000 or at December 31, 1999.

Promissory Notes

     From time to time, we issued promissory notes to assist in cash flow. The notes are callable on 30 days notice from the holder and may be prepaid by us. The notes are usually issued to Directors, Officers or Shareholders. As of December 31, 1999, the following Directors and Executive Officers were holders of promissory notes in the amounts and interest rates specified below:

     Allen D. Wykle         674,648  10.00%
     Stanley W. Broaddus    315,316  10.00
     Stanley W. Broaddus    188,227   8.00
     Leon H. Perlin           8,999   8.00
     Leon H. Perlin         245,953   9.00
     Oscar S. Warner         46,000   8.00
     Oscar S. Warner         65,789   8.75
     Arthur Peregoff        400,000  10.00

     As of September 30, 2000, the following Directors and Executive Officers were holders of promissory notes in the amounts and interest rates specified below:

     Allen D. Wykle         $714,803  10.00%
     Stanley W. Broaddus     445,271  10.00
     Leon H. Perlin            8,939   8.00
     Leon H. Perlin          244,122   9.00
     Oscar S. Warner          46,000   8.00
     Oscar S. Warner          70,234   8.75
     Arthur Peregoff         400,000  10.00

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should consider our consolidated financial information set forth below together with the more detailed consolidated financial statements, including the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Unless otherwise indicated, all financial data has been adjusted to reflect two-for-one stock splits which occurred on August 30, 1996 and December 16, 1996, and a 100% stock dividend that occurred on November 21, 1997.

APPROVED FINANCIAL CORP.
SELECTED FINANCIAL STATISTICS


                              Nine Months Ended                        Years Ended December 31,
                         ------------------------    -------------------------------------------------------------------
                           9/30/00       9/30/99              1999          1998         1997         1996          1995
                         -----------------------     -------------------------------------------------------------------
  Revenue:
    Gain on sale of     $    8,708    $   10,443        $   13,202    $   29,703   $   33,501   $   17,955    $    7,298
     loans
    Interest income          4,054         6,333             7,698        10,308       10,935        4,520         3,065
    Gain on sale of
     securities                  -             -                 -         1,750        2,796            -             -

     Other fees and
      income                 3,564         6,370             7,834         7,042        4,934        2,407         1,535
                     ---------------------------     -------------------------------------------------------------------
  Total revenue             16,326        23,146            28,734        48,803       52,166       24,882        11,898
                     ---------------------------     -------------------------------------------------------------------

  Expenses:
    Compensation             8,985        13,579            17,765        23,397       16,447        8,017         3,880
    General and
     administrative          6,598        10,072            14,427        15,306       14,188        6,853         3,050

    Write down of
     goodwill                    -             -             1,131             -            -            -             -
    Loss on
     sale/disposal
     of fixed assets             -             -               796             -            -            -             -


   Loss on write off
    of securities                -             -                73             -            -            -             -

   Interest expense          2,961         3,934             4,957         6,252        6,157        3,121         2,194
   Provision for
    loan and
    foreclosed
    property losses            543         1,816             2,256         2,896        1,676        1,308           731

                      ---------------------------     -------------------------------------------------------------------
  Total expenses            19,087        29,401            41,405        47,851       38,468       19,299         9,855
                      ---------------------------     -------------------------------------------------------------------

  Income (loss)
   before income
   taxes                    (2,761)       (6,255)          (12,671)          952       13,698        5,583         2,043

  Income taxes                (681)       (2,307)           (4,749)          473        5,638        2,259           876
                     ---------------------------     -------------------------------------------------------------------
  Net Income (loss)         (2,080)   $   (3,948)       $   (7,922)     $    479   $    8,060   $    3,324    $    1,167
                     ===========================     ===================================================================

  Net income (loss)
   per share
   (diluted)            $     (.38)   $     (.72)        ($   1.45)     $   0.09   $     1.51   $     0.63    $     0.23
                     ===========================     ===================================================================

  Cash dividends per
   share                $        -    $        -          $      -      $      -   $        -   $     0.04    $     0.04
                     ============================    ====================================================================


  Dividend payout
   ratio                       -             -                   -             -            -         6.35%        17.39%
                     ============================    ====================================================================


  Weighted average
   number
   of shares
   outstanding
   (diluted)             5,482,114     5,482,114         5,482,114     5,511,372    5,345,957    5,281,103     5,062,809
                     ============================    ===================================================================


  Ratio of earnings
   to fixed charges          0.117         -0.58            -1.388         1.149        3.201        2.894         1.985
                     ===========================     ===================================================================

     (In thousands, except share and per share data)


APPROVED FINANCIAL CORP.
SELECTED FINANCIAL STATISTICS

(In thousands, except per share data)

                                As of Sept.30                      Years Ended December 31
                           ----------------------------------------------------------------------------------
                                     2000         1999          1998         1997         1996         1995
                           ----------------------------------------------------------------------------------

SELECTED BALANCES AT YEAR END

Loans held for sale, net           29,150    $ 62,765      $105,044     $ 76,766     $ 44,371     $ 22,210
Loans held for yield, net           6,292       4,006         4,224        3,930        1,052        6,220
Securities                          2,923       2,640         3,472       15,201       20,140            -
Total assets                       63,422      98,600       136,118      118,125       75,143       34,485
Revolving warehouse loans           3,151      17,465        72,546       52,488       32,030       19,566
FDIC-insured deposits              42,008      55,339        29,728       17,815        1,576            -
Subordinated debt                   4,811       5,081         6,042        9,080        9,183        6,905
Total liabilities                  54,207      87,301       116,851       93,070       53,934       28,250
Shareholders' equity                9,215      11,299        19,267       25,055       21,209        6,236


SELECTED LOAN DATA

Loans originated (1)             $212,095    $390,816      $522,045     $468,955     $258,833     $111,505
Loans sold                        202,110     265,873       389,589      420,498      228,918       83,328
Amount of loans serviced           37,050      69,054       109,500       83,512       48,785       29,249
 at year-end
Loans delinquent 31 days             9.17%       4.50%         5.42%        5.50%        6.61%        8.88%
 or more as percent of
 loans at year-end




SELECTED RATIOS
Return on average assets            (2.91%)     (8.45%)        0.40%        7.68%        7.32%        4.06%
Return on average                  (19.64%)    (49.01%)        1.93%       32.69%       36.44%       19.86%
     Shareholders' equity
Shareholders' equity                14.53%      11.46%        14.15%       21.21%       28.22%       18.08%
      to assets
Book value per share             $   1.68    $   2.07      $   3.51     $   4.64     $   4.21     $   1.28

_____________
(1) Includes $151.3 million and $92.3 million retail loans brokered to other lenders in 1999 and 1998 respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following financial review and analysis of the financial condition and results of operations, for the nine months ended September 30, 2000 and 1999 and the fiscal years ended December 31, 1999, 1998 and 1997 should be read in conjunction with the consolidated financial statements and the accompanying notes to the consolidated financial statements, and other detailed information appearing in this document.

General

     Approved Financial Corp. is a diversified financial services company with subsidiaries operating throughout the United States. We are a Virginia-chartered financial institution, principally involved in originating, purchasing, servicing and selling loans secured primarily by first and junior liens on owner-occupied, one- to four-family residential properties. We offer both fixed-rate and adjustable-rate loans for debt consolidation, home improvements and other purposes serving both conforming and non-conforming borrowers.

     Our specialty is mortgage lending to the "non-conforming" borrower who does not meet traditional "conforming" or government agency credit qualification guidelines, but who exhibits both the ability and willingness to repay the loan. These borrowers include credit impaired borrowers, often resulting from personal issues such as divorce, family illness or death and a temporary loss of employment due to corporate downsizing as well as other factors, and other borrowers who would qualify for loans from traditional sources but who are attracted to our loan products due to our personalized service and timely response to loan applications. Operating under current management for the past sixteen years, we have helped non-conforming mortgage customers satisfy their financial needs and in many cases has helped them improve their credit profile.

     Through our retail division we also originate, service and sell traditional conforming mortgage products and government mortgage products such as VA and FHA.

     We continue to explore a variety of opportunities to broaden product offerings, increase revenues and reduce operating expenses. To achieve these goals, we may consider various technologies and electronic commerce initiatives, strategic relationships with other financial institutions or related companies, entering into new lines of business such as the origination and servicing of loans insured by the Small Business Administration. We cannot assure you that we will engage in any of the activities listed above or the impact of those activities on our financial condition or results of operations.

     A recent focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice and the U.S. Department of Housing and Urban Development relates to predatory lending practices by companies in our industry. Sanctions have been imposed on selected industry competitors for practices including but not limited to charging borrowers excess fees, imposing higher interest rates than the borrower's credit risk warrants and failing to disclose the material terms of loans to the borrowers. We have reviewed its lending policies in light of these actions against other lenders and we believe that we are in compliance with all lending related guidelines. To date, no sanctions or recommendations from governmental regulatory agencies regarding our practices related to predatory lending have been imposed. We are unable to predict whether state or federal regulatory authorities will require changes in our lending practices in the future or the impact of those changes on our profitability. See "Regulation".

     Our business strategy is dependent upon our ability to identify and emphasize lending related activities that will provide us with the most economic value. The implementation of this strategy will depend in large part on a variety of factors outside of our control, including, but not limited to, our ability to obtain adequate financing on favorable terms, retain qualified employees to implement our plans, profitably sell our loans on a regular basis and to expand in the face of increasing competition. Our failure with respect to any of these factors could impair our ability to successfully implement our strategy, which would adversely affect our results of operations and financial condition.

Results of Operations

     Results of Operations for the nine months ended September 30, 2000 compared to the nine months ended September 30, 1999.

Net Loss

     The net loss decreased by 47% for the nine months ended September 30, 2000 to $2.1 million compared to a net loss of $3.9 million for the nine month period ended September 30, 1999. On a per share basis, the net loss for the nine month period ended September 30, 2000 was $0.38 compared to a net loss of $0.72 for the nine month period ended September 30, 1999.

Origination of Mortgage Loans

     The following table shows the loan originations in dollars and units for our broker and retail divisions for the nine months ended September 30, 2000 and 1999. During the second quarter of 1999, we initiated in-house funding of conforming and government mortgages originated by the retail division. Additionally, the retail branches originate mortgages that are funded through other lenders ("brokered loans"). Brokered loans consist primarily of non-conforming mortgages that do not meet our underwriting criteria and conforming loans.

                                                                             Nine Months Ended
(dollars in thousands)                                                         September 30,
                                                                       2000               1999
                                                                 --------------------------------
Dollar Volume of Loans Originated:
          Broker                                                    $ 99,449            $  80,222
          Retail - funded through other lenders                       36,835              125,873
          Retail - funded in-house non-conforming                     40,910               57,675
          Retail - funded in-house conforming and government          34,901               18,565
                                                                 --------------------------------
          Total                                                     $212,095           $  282,335
                                                                 ================================

Number of Loans Originated:
          Broker                                                       1,384                1,336
          Retail - funded through other lenders                          546                1,495
          Retail - funded in-house non-conforming                        618                  893
          Retail - funded in-house conforming and government             339                  193
                                                                 --------------------------------
          Total                                                        2,887                3,917
                                                                 ================================

     The dollar volume of loans, originated during the nine months ended September 30, 2000, decreased 24.9% when compared to the same period in 1999. The decrease in loan originations was primarily the result of the reduction in the number of retail loan origination centers from 15 at September 30, 1999 to 10 at September 30, 2000.

     The 33.3% decrease in retail loan origination center resulted in a 44.3% decrease in our retail loan volume for the nine month period ended September 30, 2000 when compared to the same period in 1999. Brokered loans generated by the retail division were $36.8 million during the nine month period ended September 30, 2000, which was a 70.7% decrease compared to $125.9 million during the same period in 1999. The decrease was the result of our initiative to close more in-house loans.

     The volume of loans originated through broker referrals from our network of mortgage brokers increased 24.0% to $99.4 million for the nine month period ended September 30, 2000, compared to $80.2 million for the nine month period ended September 30, 1999. The increase was primarily the result of an expanded product line and the streamlining of our service to brokers. Average fees paid to mortgage brokers for loans originated during the nine months ended September 30, 2000 was 46 basis points compared to 33 basis points for the nine months ended September 30, 1999.

Gain on Sale of Loans

     The largest component of our net income is gain on sale of loans. There is an active secondary market for most types of mortgage loans originated. The majority of the loans originated are sold to other financial institutions. We receive cash at the time loans are sold. The loans are sold service-released on a non-recourse basis, except for normal representations and warranties, which is consistent with industry practices. By selling loans in the secondary mortgage market, we are able to obtain funds that may be used for additional lending and investment purposes. Gain on sale of loans is comprised of several components, as follows: (a) the difference between the sales price and the net carrying value of the loan; plus (b) loan origination fee income collected at loan closing and deferred until the loan is sold; less (c) loan sale recapture premiums and loan selling costs.

     Nonconforming loan sales totaled $168.3 million including loans owned in excess of 180 days ("seasoned loans") for the nine month period ended September 30, 2000, compared to $192.8 million for the same period in 1999.

     During the nine month period ended September 30, 2000, we sold $2.9 million of seasoned loans, at a weighted average discount to par value of 18.4%. The loss was fully reserved for in prior periods. For the nine month period ended September 30, 1999, we sold $10.9 million of seasoned loans, at a weighted average discount to par value of 7.0%.

     Conforming and government loan sales were $33.8 million for the nine month period ended September 30, 2000, compared to $16.5 million for the nine month period ended September 30, 1999. We began originating conforming loans in May 1999.

     The combined gain on the sale of loans was $8.7 million for the nine month period ended September 30, 2000, which compares with $10.4 million for the same period in 1999. The decrease for the nine month period ended September 30, 2000, was primarily the result of fewer loans being sold when compared to the same period ended September 30, 1999. Gain on the sale of mortgage loans represented 53.3% of total revenue for the nine months ended September 30, 2000, compared to 45.1% of total revenue for the same period in 1999. This was primarily a result of our initiative to decrease brokered loans, revenues from which are reported in other income, and to increase the percentage of retail loan originations funded in-house, revenues from which are reported in gain on sale of loans.

     The weighted-average premium, realized on its non-conforming loan sales was 3.05% (excluding seasoned loans), during the nine month period ended September 30, 2000, compared to 3.14% for the same period in 1999. The weighted-average premium realized on its conforming and government loans sales was 1.27% during the nine month period ended September 30, 2000, compared to 1.91% for the nine month period ended September 30, 1999.

     We have never used securitization as a loan sale strategy. However, the whole-loan sale marketplace for non-conforming mortgage loans was impacted by changes that affected companies who previously used this loan sale strategy. Excessive competition during 1998 and 1999 and a coinciding reduction in interest rates in general caused an increase in the prepayment speeds for non-conforming loans. The valuation method applied to interest-only and residual assets ("Assets"), the capitalized assets created from securitization, include an assumption for average prepayment speed in order to determine the average life of a loan pool and an assumption for loan losses. The increased prepayment speeds as well as the magnitude of loan losses experienced in the industry were greater than the assumptions previously used by many securitization issuers and have resulted in an impairment or write down of Asset values for several companies in the industry. Additionally, in September of 1998, due to the Russian crisis, and again in the fourth quarter of 1999, due to Y2K concerns, a flight to quality among fixed income investors negatively impacted the pricing spreads for mortgage-backed securitizations compared to earlier periods and negatively impacted the associated economics to the issuers. Consequently, many of these companies have experienced terminal liquidity problems and others have diverted to whole loan sale strategies in order to generate cash. This shift has materially decreased the demand for and increased the supply of non-conforming mortgage loans in the secondary marketplace, which resulted in significantly lower premiums on non-conforming whole-loan mortgage sales beginning in the fourth quarter of 1998 and continuing throughout the third quarter 2000 when compared to earlier periods.

     Furthermore, the loan sale premium percentage has decreased due to a decrease in the Weighted Average Coupon ("WAC") on loan originations, which was primarily the result of a shift in our origination profile to a higher credit grade customer. These premiums do not include loan origination fees collected at the time the loans are closed, which are included in the computation of gain on sale when the loans are sold.

     We defer recognizing income from the loan origination fees we receive at the time a loan is closed. These fees are recognized over the lives of the related loans as an adjustment of the loan's yield using the level-yield method. Deferred income pertaining to loans held for sale is taken into income at the time of sale of the loan. Origination fee income is primarily derived from our retail lending division. Origination fee income included in the gain on sale of loans for the nine month period ended September 30, 2000 was $3.7 million, compared to $4.6 million for the nine month period ended September 30, 1999. The decrease is the result of a decrease in the volume of loans sold, which were generated by our retail division. Our non-conforming retail loan sales for the nine month period ended September 30, 2000 comprised 31.7% of total non-conforming loan sales, with average loan origination fee income earned of 4.73%. For the nine months ended September 30, 1999, non-conforming retail loan sales were 43.6% of total non-conforming loan sales with average origination fee income of 4.60%. Average origination fee income from conforming and government loans was 3.38% for the nine months ended September 30, 2000 compared to 4.46% for the nine months ended September 30, 1999. Fees associated with selling loans were approximately 22 basis points for the nine months ended September 30, 2000 compared to 11 basis points for the nine months ended September 30, 1999.

     We also defer recognition of the expense incurred, from the payment of fees to mortgage brokers, for services rendered on loan originations. These costs are deferred and recognized over the lives of the related loans as an adjustment of the loan's yield using the level-yield method. The remaining balance of expenses associated with fees paid to brokers is recognized when the loan is sold.

Interest Income and Expense

     Interest income for the nine months ended September 30, 2000 was $4.1 million compared with $6.3 million for the same period ended in 1999. The decrease in interest income for the nine months ended September 30, 2000 was due to a lower average balance of loans held for sale.

     Interest expense for the nine months ended September 30, 2000 was $3.0 million compared with $3.9 million for the nine months ended September 30, 1999. The decrease in interest expense for the nine months ended September 30, 2000, was the direct result of a decrease in the average balance of interest-bearing liabilities.

     Changes in the average yield received on the loan portfolio may not coincide with changes in interest rates we must pay on revolving warehouse loans, the Bank's FDIC-insured deposits, and other borrowings. As a result, in times of rising interest rates, decreases in the difference between the yield received on loans and other investments and the rate paid on borrowings and the Bank's deposits usually occur.

     The following tables reflect the average yields earned and rates paid during the nine-month periods ended September 30, 2000 and 1999. In computing the average yields and rates, the accretion of loan fees is considered an adjustment to yield. Information is based on average month-end balances during the indicated periods.

(In thousands)                                September 30, 2000                      September 30, 1999
                                   -----------------------------------------------------------------------------
                                      Average                   Average       Average                   Average
                                      Balance     Interest    Yield/Rate      Balance      Interest    Yield/Rate
                                   -----------------------------------------------------------------------------
Interest-earning assets:
     Loan receivable (1)              $44,934       $3,586         10.64%     $73,958       $6,019         10.85%
     Cash and other interest-
         earning assets                12,481          468          5.00        8,627          314          4.86
                                     --------      -------        ------      -------       ------         -----
                                       57,415        4,054          9.42%      82,585        6,333         10.23%
                                     --------      -------        ------                    ------         -----

Non-interest-earning assets:
     Allowance for loan losses         (1,227)                                 (2,867)
     Investment in IMC                      0                                      87
     Premises and equipment, net        5,844                                   5,130
     Other                              9,516                                  13,709
                                   ----------                           -------------
     Total assets                     $71,548                                 $98,644
                                   ==========                           =============


Interest-bearing liabilities:
     Revolving warehouse lines        $ 4,885          265          7.24%     $40,029        2,132          7.10%
     FDIC - insured deposits           45,888        2,042          5.93       30,314        1,279          5.62
     Other interest-bearing
         liabilities                    8,240          653         10.57        7,347          523          9.49
                                     --------      -------        ------      -------       ------         -----
                                       59,013        2,960          6.69%      77,690        3,934          6.75%
                                                   -------        ------                    ------         -----

Non-interest-bearing liabilities        1,946                                   4,038
                                     --------                                 -------

     Total liabilities                 60,959                                  81,728

Shareholders' equity                   10,589                                  16,916
                                     --------                                --------

     Total liabilities and equity     $71,548                                 $98,644
                                     ========                                ========

Average dollar difference between
    Interest-earning assets and
     interest-bearing liabilities     $(1,598)                                $ 4,895
                                     ========                                ========

Net interest income                                 $1,094                                  $2,399
                                                   =======                                  ======

Interest rate spread (2)                                            2.73%                                   3.48%
                                                                    ====                                   =====

Net annualized yield on average
    Interest-earning assets                                         2.54%                                   3.87%
                                                                    ====                                   =====

(1)  Loans shown gross of allowance for loan losses, net of premiums/discounts.
(2) Average yield on total interest-earning assets less average rate paid on total interest-bearing liabilities.

     The following table shows the change in net interest income, which can be attributed to rate (change in rate multiplied by old volume) and volume (change in volume multiplied by old rate) for the nine months ended September 30, 2000 compared to the nine months ended September 30, 1999, and for the nine months ended September 30, 1999, compared to the nine months ended September 30, 1998. The changes in net interest income due to both volume and rate changes have been allocated to volume and rate in proportion to the relationship of absolute dollar amounts of the change of each. The table demonstrates that the decrease of $1.3 million in net interest income for the nine months ended September 30, 2000 compared to the nine months ended September 30, 1999 was primarily the result of a decrease in the average balance on interest-earning assets.

($ In thousands)



                                               2000 Versus 1999                                   1999 Versus 1998
                                          Increase (Decrease) due to:                         Increase (Decrease) due to:
                                   Volume            Rate             Total           Volume            Rate            Total
                              -------------     ------------     ------------     ------------     -----------     ------------
Interest-earning assets:
  Loans receivable                  $(2,318)           $(115)         $(2,433)           $(403)          $(738)         $(1,141)
  Cash and other interest-
      earning assets                    144               10              154               59            (144)             (85)
                              -------------     ------------     ------------     ------------     -----------     ------------
                                     (2,174)            (105)          (2,279)            (344)           (882)          (1,226)
                              -------------     ------------     ------------     ------------     -----------     ------------

Interest-bearing liabilities:
  Revolving warehouse lines          (1,907)              40           (1,867)            (745)             34             (711)
  FDIC-insured deposits                 690               73              763              392             (46)             346
  Other interest-
     bearing liabilities                 67               63              130             (290)             28             (262)
                              -------------     ------------     ------------     ------------     -----------     ------------
                                     (1,150)             176             (974)            (643)             16             (627)
                              -------------     ------------     ------------     ------------     -----------     ------------


Net interest income (expense)       $(1,024)           $(281)         $(1,305)           $ 299           $(898)         $  (599)
                              =============     ============     ============     ============     ===========     ============

Other Income


     In addition to net interest income (expense), and gain on sale of loans, we derive income from origination fees earned on brokered loans generated by our retail offices and other fees earned on the loans funded such as underwriting service fees, prepayment penalties, and late charge fees for delinquent loan payments. Revenues associated with the financial products marketed by Approved Financial Solutions, while not material during the first nine months of 2000, are also recorded in other income. For the nine month period ended September 30, 2000, other income totaled $3.6 million compared to $6.4 million for the same period in 1999. The decrease was primarily the result of the decrease in brokered loan fees, which was the result of a decrease in brokered loan volume. Brokered loan fees were $1.9 million for the nine month period ended September 30, 2000, compared to $5.1 million for the nine months ended September 30, 1999.

Comprehensive Loss

     For the nine months ended September 30, 2000 we had other comprehensive losses of $2,000 in the form of unrealized holding gains/losses on an Asset Management Fund investment. For the nine month period ended September 30, 1999, we had other comprehensive losses of $68,000 in the form of unrealized holding losses on securities held for sale. This loss related to a decrease in the market price of IMC Mortgage Company common stock.

Compensation and Related Expenses

     The largest component of expenses is compensation and related expenses, which decreased by $4.6 million to $9.0 million for the nine month period ended September 30, 2000 from 1999. The decrease was directly attributable to a decrease in the number of employees and lower commissions expense caused by the decrease in loan volume. For the nine month period ended September 30, 2000, salary expense decreased by $2.7 million when compared to the same period in 1999. Also the payroll and related benefits decreased by $0.9 million for the nine month period ended September 30, 2000 when compared to the same period in 1999. The decrease was caused by a lower average number of employees, which was attributed to our cost cutting initiative. For the nine month period ended September 30, 2000, the average full time equivalent employee count was 249.5 compared to 412 for the nine month period ended September 30, 1999. For the nine month period ended September 30, 2000 the commissions to loan officers decreased by $1.0 million when compared to the same period ended September 30, 1999. The decrease was primarily due to lower loan volume.

General and Administrative Expenses

     General and administrative expenses are comprised of various expenses such as rent, postage, printing, general insurance, travel & entertainment, telephone, utilities, depreciation, professional fees and other miscellaneous expenses. General and administrative expenses for the nine month period ended September 30, 2000 decreased by $2.6 million to $4.7 million, compared to the nine month period ended September 30, 1999. The decrease was the result of a reduction in retail loan origination offices, a decline in our employee count, and our cost cutting initiative.

Loan Production Expense

     Loan production expenses are comprised of expenses for appraisals, credit reports, and payment of fees to mortgage brokers, for services rendered on loan originations, and verification of mortgages. Loan production expenses for the nine month period ended September 30, 2000 were $0.9 million compared to $1.5 million for the nine month period ended September 30, 1999. The decrease was primarily the result of decreases in appraisal and credit report expenses, which resulted from lower loan volume. We also eliminated payments to outside consultants for research of customer leads due to the creation of the centralized advertising and marketing departments. The expenses for those leads were classified in loan production expenses for the nine month period ended September 30, 1999.

Advertising Expense

     We have a centralized telemarketing and advertising department in Virginia Beach, Virginia. Advertising expenses are comprised of newspaper advertising, yellow page advertising, postage & printing associated with mailers, the purchase of telemarketing lists, and marketing supplies for trade shows. Advertising expenses for the nine month period ended September 30, 2000 were $1.0 million compared to $1.3 million for the nine month period ended September 30, 1999. The decrease was the result of the reduction in retail loan origination offices.

Provision for Loan Losses

     The following table presents the activity in the allowance for loan losses and selected loan loss data for the nine months ended September 30, 2000 and the year ended December 31, 1999:

(In thousands)

                                                         2000              1999
Balance at beginning of year                          $ 1,382           $ 2,590
Provision (benefit) charged to expense                    126             2,042
Loans charged off                                        (844)           (3,286)
Recoveries of loans previously charged off                447                36
                                                  -----------      ------------

Balance at end of period                              $ 1,111           $ 1,382
                                                  ===========      ============

Loans receivable at the end of period, gross          $37,050           $69,054
      of allowance for losses

Ratio of allowance for loan losses to gross              3.00%             2.00%
      loans receivable at the end of period

     We increased our provision for loan losses by $0.1 during the nine months ended September 30, 2000 to the allowance for loan losses, compared to an increase of $1.2 million, during the nine months ended September 30, 1999. For the nine month period ended September 30, 2000, there was an increase in the provision based upon the composition of loans held for sale. The large increase in the provision during the first nine months of 1999 was a result of changes in the secondary market environment for whole loan sales, which changed the composition of loans held for sale. All losses ("charge offs" or "write downs") and recoveries realized on loans previously charged off, are accounted for in the allowance for loan losses.

     The allowance is established at a level that we consider adequate relative to the composition of the current portfolio of loans held for sale. We consider characteristics of our current loan portfolio such as credit quality, the weighted average coupon, the weighted average loan to value ratio, the age of the loan portfolio and the portfolio's delinquency status in the determination of an appropriate allowance. Other criteria such as covenants associated with our credit facilities, trends in the demand for and pricing for loans sold in the secondary market for non-conforming mortgages and general economic conditions, including interest rates, are also considered when establishing the allowance. Adjustments to the reserve for loan losses may be made in future periods due to changes in the factors mentioned above and any additional factors that may effect anticipated loss levels in the future.

Provision for Foreclosed Property Losses

     We increased our provision for foreclosed property losses by $0.4 million for the nine months ended September 30, 2000, compared to an increase of $0.2 million for the nine months ended September 30, 1999.

     Sales of real estate owned yielded net losses of $670,000 for the nine months ended September 30, 2000 versus $393,000 for the nine months ended September 30, 1999.

     The following table presents the activity in the allowance for foreclosed property losses and selected real estate owned data for the nine months ended September 30, 2000 and for the year ended December 1999:

(In thousands)

                                                           2000          1999
                                                       --------     ---------

Balance at beginning of year                             $  718        $  503
Provision charged to expense                                417           863
Loss on sale of foreclosures                               (670)         (648)
                                                       --------     ---------

Balance at end of period                                 $  465        $  718
                                                       ========     =========

Real estate owned at the end of period, gross            $1,882        $2,992
      of allowance for losses

Ratio of allowance for foreclosed property losses         24.71%        24.00%
      to gross real estate owned at the end of period

     We maintain a reserve on our real estate owned ("REO") based upon management's assessment of appraised values at the time of foreclosure. The increase in the provision for foreclosed property losses relates to losses on real estate owned sales for the nine month period ended September 30, 2000 and 1999. While we believe that our present allowance for foreclosed property losses is adequate, future adjustments may be necessary.

Results of Operations for the Year Ended December 31, 1999 compared to the Year Ended December 31, 1998.

Net Income (loss)

     The net loss for 1999 was $7.9 million compared to net income of $0.5 million in 1998. On a per share basis (diluted), loss for 1999 was ($1.45) compared to $0.09 income for 1998. The return on average assets was (8.45%) in 1999, compared to 0.40% in 1998. Return on average shareholders' equity was (49.01%) in 1999, compared to 1.93% in 1998.

Origination of Mortgage Loans

     The following table shows the loan originations in dollars and units for our broker and retail divisions in 1999 and 1998. During the second quarter of 1999, we initiated in-house funding of conforming and government mortgages originated by the retail division. Additionally, the retail branches originate mortgages that are funded through other lenders ("brokered loans"). Brokered loans consist primarily of non-conforming mortgages that do not meet our underwriting criteria and conforming loans. We did not fund conforming loans in-house during 1998.


                                            Year Ended December 31
($ in millions)                                1999        1998
------------------------------------------------------------------

DOLLAR OF LOANS ORIGINATED
Broker Referrals                                $126.9      $203.9
Retail - brokered loans                          151.7        92.3
Retail - funded in-house non-conforming           78.5       225.8
 Retail - funded in-house conforming and          33.7           0
  government
------------------------------------------------------------------
Total Retail                                     263.9       318.1
------------------------------------------------------------------
  Total                                         $390.8      $522.0
------------------------------------------------------------------

NUMBER OF LOANS ORIGINATED
Broker Referrals                                 2,029       3,484
Retail - brokered loans                          1,809       1,099
Retail - funded in-house non-conforming          1,219       3,882
Retail - funded in-house conforming and            333           0
 government
------------------------------------------------------------------
Total Retail                                     3,361       4,981
------------------------------------------------------------------
Total                                            5,390       8,465
------------------------------------------------------------------

     The decrease of 44.4% in dollar volume of loans, excluding $151.7 million in brokered loans, originated during the year ended December 31, 1999, compared to the same period in 1998 was due primarily to increased competition in the non-conforming mortgage industry.

     Loans originated through our retail offices, excluding $151.7 million in brokered loans, decreased 50.3% to $112.2 million, compared to $225.8 million during the same period in 1998. The decrease was primarily the result of increased pricing competition in the non-conforming mortgage area and a decrease in the number of retail loan origination centers from 26 at December 31, 1998 to 11 at December 31, 1999.

     Brokered loans generated by the retail division were $151.7 million during the year ended December 31, 1999 which was a 64.4% increase compared to $92.3 million during the same period in 1998. The increase was primarily the result of pricing competition in the non-conforming mortgage market.

     The volume of loans originated through broker referrals from our network of mortgage brokers decreased 37.8% to $126.9 million for the year ended December 31, 1999, compared to $203.9 million for the year ended December 31, 1998. The pricing competition in the non-conforming mortgage industry was the primary reason for the decrease in loans from this source. Also, since we did not offer conforming and government loan products through the broker division, the refinance boom for conforming mortgages created by the low interest rate environment contributed to the decrease in loan volume from this division.

The following table summarizes the mortgage loan origination activity, including brokered loans, by state, for the years ended December 31, 1999, 1998, and 1997.

Years Ended
December 31                         1999                              1998                                     1997
                        ----------------------------       ----------------------------       ----------------------------
       (In thousands)        Dollars         Percent           Dollars         Percent            Dollars         Percent
                        --------------    ----------       -------------    -----------       -------------    ----------
Broker Division
   Florida                    $ 41,415          10.6%           $ 53,874           10.3%           $ 61,897          13.2%
   North Carolina               21,718           5.6              25,315            4.9              28,957           6.1
   Virginia                     13,520           3.5              11,698            2.2               5,415           1.2
   Pennsylvania                 12,723           3.3                  43            0.0                   -             -
   Ohio                         11,406           2.9              22,233            4.3              32,478           6.9
   Maryland                     11,215           2.9              35,690            6.8              29,997           6.4
   Georgia                       6,408           1.6              34,617            6.7              59,792          12.8
   South Carolina                2,677            .7               9,444            1.8               4,463           1.0
   Kentucky                      2,097            .5                 361            0.1                   -             -
   Tennessee                     1,896            .5               6,391            1.2               7,826           1.7
   Illinois                      1,172            .3               3,059            0.6              12,781           2.7
   Indiana                         619            .1                  72            0.0               9,131           1.9
   Michigan                          0             0               1,115            0.2               3,680           0.8
                        --------------    ----------       -------------    -----------       -------------    ----------
   Total Broker Division      $126,866          32.5%           $203,912           39.1%           $256,417          54.7%
                        ==============    ==========       =============    ===========       =============    ==========

Retail Division:
   Maryland                   $ 68,986          17.7%           $ 66,911           12.8%           $ 66,954          14.4%
   Virginia                     51,407          13.3              52,856           10.1              34,442           7.3
   Michigan                     50,090          12.8               4,001            0.8                   0             0
   Georgia                      21,596           5.5              58,558           11.2              12,886           2.7
   South Carolina               20,482           5.2              21,682            4.1              18,611           4.0
   Ohio                         18,754           4.8              23,301            4.5              12,666           2.7
   North Carolina               11,517           2.9              49,912            9.6              39,007           8.3
   Colorado                      7,540           1.9                   0              0                   0             0
   Delaware                      5,619           1.4              15,905            3.0              16,056           3.4
   Kentucky                      3,886           1.0              14,368            2.8                  85             -
   Florida                       1,592            .4               6,374            1.2               4,141           0.9
   New Jersey                    1,546            .4                   0              0                   0             0
   Texas                           844            .2                   0              0                   0             0
   Pennsylvania                     91             0                   0              0                   0             0
   Illinois                          0             0               2,065            0.4               4,877           1.0
   Indiana                           0             0               2,200            0.4               2,813           0.6
                        --------------    ----------       -------------    -----------       -------------    ----------
   Total Retail Division      $263,950          67.5%           $318,133           60.9%           $212,538          45.3%
                        ==============    ==========       =============    ===========       =============    ==========

Total Originations:
   Maryland                   $ 80,201          20.5%           $102,601           19.7%           $ 96,951          20.8%
   Virginia                     64,927          16.6              64,554           12.4              39,857           8.5
   Michigan                     50,090          12.8               5,116            1.0               3,680           0.8
   Florida                      43,007          11.1              60,248           11.5              66,038          14.1
   North Carolina               33,235           8.5              75,227           14.4              67,964          14.5
   Ohio                         30,160           7.7              45,534            8.7              45,144           9.6
   Georgia                      28,004           7.2              93,175           17.9              72,678          15.5
   South Carolina               23,159           5.9              31,126            6.0              23,074           4.9
   Pennsylvania                 12,814           3.3                  43            0.0                   0             0
   Colorado                      7,540           1.9                   0              0                   0             0
   Kentucky                      5,983           1.5              14,729            2.8                  85             0
   Delaware                      5,619           1.4              15,905            3.0              16,056           3.4
   Tennessee                     1,896            .5               6,391            1.2               7,826           1.7
   New Jersey                    1,546            .4                   0              0                   0             0
   Illinois                      1,172            .3               5,124            1.0              17,658           3.7
   Texas                           844            .2                   0              0                   0             0
   Indiana                         619            .2               2,272            0.4              11,944           2.5
                        --------------    ----------       -------------    -----------       -------------    ----------
   Total Originations         $390,816          100.%           $522,045          100.0%           $468,955         100.0%
                        ==============    ==========       =============    ===========       =============    ==========

Gain on Sale of Loans

     The largest component of net income is gain on sale of loans. There is an active secondary market for most types of mortgage loans originated. The majority of the loans originated are sold to other financial institutions. We receive cash at the time loans are sold. The loans are sold service-released on a non-recourse basis, except for normal representations and warranties, which is consistent with industry practices. By selling loans in the secondary mortgage market, we are able to obtain funds that may be used for additional lending and investment purposes. Gain on sale of loans is comprised of several components, as follows: (a) the difference between the sales price and the net carrying value of the loan; plus (b) loan origination fee income collected at loan closing and deferred until the loan is sold; less (c) loan sale recapture premiums and loan selling costs.

     Non-conforming loan sales totaled $235.5 million including loans owned in excess of 180 days ("seasoned loans") for the year ended December 31, 1999, compared to $389.6 million including seasoned loans for the same period in 1998. The decrease was caused primarily by the decrease in loan origination volume.

     For the year ended December 31, 1999, we sold $15.4 million of seasoned loans, at a weighted average discount to par value of 7.8%. The loss was fully reserved for in prior periods. For year ended December 31, 1998, we sold $12.0 million of seasoned loans, at a weighted average discount to par value of 10.5%. These losses were recorded as charge offs during 1998.

     Conforming and government loan sales were $30.3 million for the year ended December 31, 1999. We did not fund conforming or government loans during the same period ended in 1998.

     The combined gain on the sale of loans was $13.2 million for the year ended December 31, 1999, which compares with $29.7 million for the same period in 1998. The decrease for the year ended December 31, 1999, was the direct result of a decrease in the weighted-average premium paid by investors for non-conforming mortgage loans, the addition of conforming and government loan sales that normally carry lower loan sale premiums and a lower volume of loans sold. Gain on the sale of mortgage loans represented 46.3% of total revenue for the year ended December 31, 1999, compared to 60.9% of total revenue for the same period in 1998.

     The weighted-average premium realized on non-conforming loan sales decreased to 3.1% (excluding seasoned loan sales), during the year ended December 31, 1999, from 5.4% (excluding seasoned loan sales) for the same period in 1998. The decrease in premium percentage was caused by material changes in the secondary market conditions for non-conforming mortgage loans. The weighted-average premium realized on conforming and government loans sales was 1.85% during the year ended December 31, 1999.

     We have never used securitization as a loan sale strategy. However, the whole-loan sale marketplace for non-conforming mortgage loans was impacted by changes that affected companies who previously used securitizations to sell loans. Excessive competition during 1998 and 1999 and a coinciding reduction in interest rates in general caused an increase in the prepayment speeds for non-conforming loans. The valuation method applied to interest-only and residual assets ("Assets"), the capitalized assets created from securitization, include an assumption for average prepayment speed in order to determine the average life of a loan pool. The increased prepayment speeds experienced in the industry were greater than the assumptions previously used by many securitization issuers and led to an impairment of Asset values for several companies in the industry. Additionally, in September of 1998, due to the Russian crisis, and again in the fourth quarter of 1999, due to Y2K concerns, a flight to quality among fixed income investors negatively impacted the pricing spreads for mortgage-backed securitizations compared to earlier periods and negatively impacted the associated economics to the issuers. Consequently, many of these companies have experienced terminal liquidity problems. and others have diverted to whole loan sale strategies in order to generate cash. This shift has materially decreased the demand for and increased the supply of non-conforming mortgage loans in the secondary marketplace, which resulted in significantly lower premiums on non-conforming whole-loan mortgage sales beginning in the fourth quarter of 1998 and continuing throughout 1999 when compared to earlier periods.

     Furthermore, the loan sale premium percentage has decreased due to a decrease in the Weighted Average Coupon ("WAC") on loan originations, which was primarily the result of a lower interest rate market and a shift in our origination profile to a higher credit grade customer. These premiums do not include loan origination fees collected at the time the loans are closed, which are included in the computation of gain on sale when the loans are sold.

     We defer recognizing income from the loan origination fees we receive at the time a loan is closed. These fees are recognized over the lives of the related loans as an adjustment of the loan's yield using the level-yield method. Deferred income pertaining to loans held for sale is taken into income at the time of sale of the loan. Origination fee income is primarily derived from our retail lending division. Origination fee income included in the gain on sale of loans for the year ended December 31, 1999 was $6.1 million, compared to $10.4 million for the year ended December 31, 1998. The decrease is the result of a decrease in the volume of loans sold, which were generated by our retail division. Our retail loan sales for the year ended December 31, 1999 comprised 53.4% of total loan sales, with average loan origination fee income earned of 4.62%, including conforming loans. Excluding conforming loans the average loan origination fee income earned was 4.83% for the year ended December 31, 1999. For the year ended December 31, 1998 retail loan sales were 55.5% of total loan sales with average origination fee income of 5.0%. Fees associated with selling loans were approximately 10 basis points for the year ended December 31, 1999 compared to 20 basis points for the year ended December 31, 1998.

     We also defer recognition of the expense incurred, from the payment of fees to mortgage brokers, for services rendered on loan originations. These costs are deferred and recognized over the lives of the related loans as an adjustment of the loan's yield using the level-yield method. The remaining balance of expenses associated with fees paid to brokers is recognized when the loan is sold. Average fees paid to mortgage brokers for the year ended December 31, 1999 was 41 basis points compared to 39 basis points in 1998.

Interest Income and Expense

     Net interest income is dependent on the difference, or "spread", between the interest income we receive from our loans and our cost of funds, consisting principally of the interest expense paid on the warehouse lines of credit, the Bank's deposit accounts and other borrowings.

     Interest income for the year ended December 31, 1999 was $7.7 million compared with $10.3 million for the same period ended in 1998. The decrease in interest income for the year ended December 31, 1999 was due to a lower weighted-average coupon associated with the balance of loans held for sale and a lower average balance of loans held for sale.

     Interest expense for the year ended December 31, 1999 was $5.0 million compared with $6.3 million for the year ended December 31, 1998. The decrease in interest expense for the year ended December 31, 1999, was the direct result of a decrease in the average balance of interest-bearing liabilities and a lower weighted average coupon associated with interest bearing liabilities.

     Changes in the average yield received on the loan portfolio may not coincide with changes in interest rates we must pay on revolving warehouse loans, the Bank's FDIC-insured deposits, and other borrowings. As a result, in times of rising interest rates, decreases in the difference between the yield received on loans and other investments and the rate paid on borrowings and the Bank's deposits usually occur.

The following tables reflect the average yields earned and rates paid during 1999 and 1998. In computing the average yields and rates, the accretion of loan fees is considered an adjustment to yield. Information is based on average month-end balances during the indicated periods.

(In thousands)                                 1999                                  1998
                              -------------------------------------------------------------------------
                                Average                   Average       Average               Average
                                Balance     Interest    Yield/Rate      Balance   Interest   Yield/Rate
                              -------------------------------------------------------------------------
Interest-earning assets:
     Loan receivable (1)        $67,665       $7,246          10.7%    $ 83,522      $ 9,761      11.69%
Cash and other
 interest-earning assets          9,227          452          4.90       12,754          547       4.28
                              ---------      -------         -----     --------      -------     ------
                                 76,892        7,698          10.0%      96,276       10,308      10.71%
                              ---------      -------         -----     --------      -------     ------

 Non-interest-earning assets:
     Allowance for loan losses   (2,481)                                 (1,789)
     Investment in IMC               71                                   8,136
     Premises and equipment,
      net                         5,375                                   4,770
     Other                       13,941                                  11,875
                              ---------                           -------------

     Total assets               $93,798                                $ 119,26
                              =========                           =============


Interest-bearing liabilities:
     Revolving warehouse lines   33,380        2,405          7.20%    $ 49,810        3,888       7.80%
     FDIC- insured deposits      32,365        1,835          5.67       22,858        1,361       5.96
     Other interest-bearing       7,792          717          9.20       10,677        1,003       9.39
                              ---------      -------         -----     --------      -------     ------
        Liabilities              73,537        4,957          6.74%      83,345        6,252       7.50%
                              ---------      -------         -----     --------      -------     ------


Non-interest-bearing
 liabilities                      4,096                                  11,126
                              ---------                           -------------

     Total liabilities           77,633                                  94,471

Shareholders' equity             16,165                                  24,797
                              ---------                           -------------

     Total liabilities and
      equity                    $93,798                                $119,268
                              =========                           =============

Average dollar difference
 between Interest-earning
 assets and interest-
 Bearing liabilities            $ 3,354                                $ 12,931
                              =========                           =============


Net interest income                           $2,741                                 $ 4,056
                                            ========                                ========

Interest rate spread (2)                                      3.27%                                3.21%
                                                             =====                               ======

Net annualized yield on
 average Interest-earning
 assets                                                       3.57%                                4.21%
                                                             =====                                 ====

(1)  Loans shown gross of allowance for loan losses, net of premiums/discounts.
(2) Average yield on total interest-earning assets less average rate paid on total interest-bearing liabilities.

The following table shows the change in net interest income, which can be attributed to rate (change in rate multiplied by old volume) and volume (change in volume multiplied by old rate) for the year ended December 31, 1999 compared to the year ended December 31, 1998. The changes in net interest income due to both volume and rate changes have been allocated to volume and rate in proportion to the relationship of absolute dollar amounts of the change of each. The table demonstrates that the decrease of $1.3 million in net interest income for the year ended December 31, 1999 compared to the year ended December 31, 1998 was primarily the result of a decrease in the average balance on interest-earning assets.


($ In thousands)



                                                        1999 Versus 1998

                                                  Increase (Decrease) due to:
                                             Volume           Rate              Total
                                       ---------------   -------------      ------------
Interest-earning assets:
  Loan receivable                            $(1,746)          $(769)          $(2,515)
  Cash and other interest-
     earning assets                             (196)            101               (95)
                                        ------------       ---------         ---------
                                              (1,942)           (668)           (2,610)
                                        ------------       ---------         ---------
Interest-bearing liabilities:
  Revolving warehouse lines                   (1,202)           (281)           (1,483)
  FDIC-insured deposits                          536             (62)              474
  Other interest-
     bearing liabilities                        (266)            (20)             (286)
                                        ------------       ---------         ---------
                                                (932)           (363)           (1,295)
                                        ------------       ---------         ---------
Net interest income (expense)                $(1,010)          $(305)          $(1,315)
                                        ============       =========         =========

Other Income

In addition to net interest income (expense), and gain on sale of loans, we derive income from origination fees earned on brokered loans generated by our retail offices and other fees earned on the loans funded, such as document preparation fees, underwriting service fees, prepayment penalties, and late charge fees for delinquent loan payments. Brokered loan fees were $6.1 million for the year ended December 31, 1999, compared to $4.3 million for the year ended December 31, 1998. For the year ended December 31, 1999, other income totaled $7.8 million compared to $7.0 million for the same period in 1998. The increase was primarily the result of the increase in brokered loan fees, which was generated by an increase in brokered loan volume. The increase in brokered loan fees was offset by a reduction in underwriting fee income due to a lower volume of loans closed. Underwriting fee income was $1.3 million for the year ended December 31, 1999 compared to $2.3 million for the year ended December 31, 1998.

Comprehensive Income

    We have other comprehensive income (loss) in the form of unrealized holding losses on securities available for sale. For the year ended December 31, 1999, other comprehensive loss was $0.05 million compared to other comprehensive loss of $6.8 million for the year ended December 31, 1998. The loss for the year ended December 31, 1999 related to the decrease in the market price of the Asset Management Fund, Inc. Adjustable Rate Mortgage Portfolio investment and in 1998 the loss was related to a decrease in the market price of IMC Mortgage Company common stock.

Compensation and Related Expenses

    The largest component of expenses is compensation and related expenses, which decreased by $5.6 million to $17.8 million for the year ended December 31, 1999 from 1998. The decrease was directly attributable to a decrease in the number of employees and lower commissions expense caused by the decrease in loan volume. Salary expense decreased by $4.4 million and payroll related benefits decreased by $0.5 million. The decrease was caused by a lower average number of employees, which was attributed to the cost cutting initiative. For the year ended December 31, 1999 the average full time equivalent employee count was 371 compared to 578 for the year ended December 31, 1998. Commissions to loan officers decreased by $1.1 million due to lower loan volume.

General and Administrative Expenses

    General and administrative expenses for the year ended December 31, 1999 increased by $0.8 million to $12.5 million, compared to the year ended December 31, 1998. The increase is attributed to increases in advertising expense, rent expense and depreciation expense. For the year ended December 31, 1999 these three expense items increased $3.3 million compared to the same period ended December 31, 1998. The increase in advertising was caused by the formation of a centralized advertising and marketing department in order to consolidate its marketing. The sale lease back of the building that housed the advertising and marketing department in Virginia Beach prior to relocation to the new corporate office building in December of 1999 caused the increase in rent. Also, we continue to pay rent on many retail offices that we closed while we are attempting to sublease these locations. The increase in depreciation expense was caused by the acquisition of ConsumerOne Financial, which has depreciable equipment of $0.8 million. Expenses in all other general and administrative categories decreased by $4.1 million during the year ended December 31, 1999, compared to the year ended December 31, 1998. These expenses were part of a cost reduction initiative.

Write down of Goodwill

    Goodwill related to the 1998 purchase of MOFC, Inc. d/b/a ConsumerOne Financial and the Funding Center of Georgia was written down during the year ended December 31, 1999. The anticipated net income from these acquisitions was not realized due to the decreasing margins in the nonconforming mortgage industry, therefore we reevaluated our intangible assets associated with the acquisitions. The total write down for the year ended December 31, 1999 was $1.1 million.

Loss on Sale/Disposal of Fixed Assets

    For the year ended December 31, 1999 we disposed of computers and equipment no longer in service because of branch closings, which resulted in a loss of $0.4 million. There was also an expense of $0.3 million regarding the charge taken for previously capitalized legal and architectural costs related to previous plans to construct a new corporate headquarters building in Virginia Beach. These construction plans were cancelled when our current building became available for purchase and was acquired in late 1999.

Loan Production Expense

    The largest component of loan production expense is fees paid to mortgage brokers for services rendered in the preparation of loan packages. Other items that comprise loan production expenses are appraisals, credit reports, lead research and telemarketing list expenses. Loan production expenses for the year ended December 31, 1999 were $1.9 million compared to $3.6 million for the year ended December 31, 1998. The decrease was primarily the result of a decrease in services rendered fees of $1.2 million. Also, appraisal and credit report expense decreased due to lower loan volume. We also eliminated payments to outside consultants for research of customer leads due to the creation of the centralized advertising and marketing departments.

Provision for Loan Losses

The following table presents the activity in the allowance for loan losses and selected loan loss data for 1999 and 1998:

(In thousands)

Years Ended
December 31                                                           1999               1998
                                                                --------------      -------------

Balance at beginning of year                                           $ 2,590           $  1,687
Provision charged to expense                                             2,042              3,064
Acquisition of MOFC, Inc.                                                    0                 49
Loans charged off                                                       (3,286)            (2,372)
Recoveries of loans previously charged off                                  36                162
                                                                --------------      -------------
Balance at end of year                                                 $ 1,382           $  2,590
                                                                ==============      =============
Loans receivable at year-end, gross
      of allowance for losses                                          $69,054           $107,634

Ratio of allowance for loan losses to gross
      loans receivable at year-end                                        2.00%              2.41%


    We added $2.0 million during the year ended December 31, 1999 to the allowance for loan losses, compared to an increase of $3.1 million for the year ended December 31, 1998. The decrease in the provision was primarily the result of a decrease in the balance of gross mortgage loans held for the respective dates. All losses ("charge offs" or "write downs") and recoveries realized on loans previously charged off, are accounted for in the allowance for loan losses.

    The allowance is established at a level that we consider adequate relative to the composition of the current portfolio of loans held for sale. We consider characteristics of the current loan portfolio such as credit quality, the weighted average coupon, the weighted average loan to value ratio, the age of the loan portfolio and the portfolio's delinquency status in the determination of an appropriate allowance. Other criteria such as covenants associated with our credit facilities, trends in the demand for and pricing for loans sold in the secondary market for non-conforming mortgages and general economic conditions, including interest rates, are also considered when establishing the allowance. Adjustments to the reserve for loan losses may be made in future periods due to changes in the factors mentioned above and any additional factors that may effect anticipated loss levels in the future.

Provision for Foreclosed Property Losses

    We increased our provision for foreclosed property losses by $215,000 for the year ended December 31, 1999, compared to an decrease of $168,000 for the year ended December 31, 1998.

Sales of real estate owned yielded net losses of $648,000 for the year ended December 31, 1999 versus $660,000 for the year ended December 31, 1998.

The following table presents the activity in our allowance for foreclosed property losses and selected real estate owned data for 1999 and 1998:

(In thousands)

Years Ended
December 31                                                       1999                1998
                                                       ---------------      ---------------

Balance at beginning of year                                    $  503               $  671
Provision charged to (reducing) expense                            215                 (168)
                                                       ---------------      ---------------

Balance at end of year                                          $  718               $  503
                                                       ===============      ===============

Real estate owned at year-end, gross                            $2,992               $2,211
      of allowance for losses

Ratio of allowance for foreclosed property losses                24.00%               22.80%
      to gross real estate owned at year-end

    We maintain a reserve on our real estate owned ("REO") based upon our assessment of appraised values at the time of foreclosure. The increase in the provision for foreclosed property losses relates to an increase in the dollar amount of outstanding REO at December 31, 1999 when compared to December 31, 1998. While we believe that our present allowance for foreclosed property losses is adequate, future adjustments may be necessary.

Income Taxes. The income tax benefit for 1999 was $4.7 million resulting from net operating loss carrybacks with an effective tax rate of 38.62%. By comparison, we had income tax expense of $0.5 million for an effective tax rate of 39.78% in 1998.

The effective tax rates differ from the statutory federal rates due primarily to state income taxes and certain nondeductible expenses.

Results of Operations for the Year Ended December 31, 1998 compared to the Year Ended December 31, 1997.

Net Income

    Net income for 1998 was $0.5 million compared to net income of $8.1 million in 1997. On a per share basis (diluted), income for 1998 was $0.09, compared to $1.51 for 1997. The return on average assets was 0.40% in 1998, compared to 7.68% in 1997. Return on average shareholders' equity was 1.93% in 1998, compared to 32.69% in 1997.

Origination of Mortgage Loans

The following table shows loan originations in dollars and units for broker and retail units in 1998 and 1997:

(Dollars in millions)

Years Ended
December 31                                           1998                   1997
-----------                                    ----------------       ----------------

          Broker                                         $203.9                 $256.4
          Retail - funded through other lenders            92.3                     NM
          Retail - funded in-house                        225.8                  212.5

          Total                                          $522.0                 $468.9
                                               ================       ================

Number of Loan Originated:
          Broker                                          3,484                  4,399
          Retail - funded through other lenders           1,099                     NM
          Retail - funded in-house                        3,882                  4,022
                                               ----------------       ----------------

          Total                                           8,465                  8,421
                                               ================       ================

NM  = Not Material

    The decrease of 8.4% in dollar volume of loans, excluding $92.3 million in brokered loans, originated during the year ended December 31, 1998, compared to the same period in 1997 was due primarily to increased competition in the non-conforming mortgage industry.

    Loans originated through our retail offices, excluding $92.3 million in brokered loans, increased 6.3% to $225.8 million, compared to $212.5 million during the same period in 1997. The growth in retail origination's for the year ended December 31, 1998 was due to an increase in retail office locations from internal growth and due to the acquisition of FCGA.

    Brokered loans generated by the retail division were $92.3 million during the year ended December 31, 1998. Brokered loan volume originated during the year ended December 31, 1997 was not material and therefore the dollar volumes were not recorded.

    The volume of loans originated through referrals from our network of mortgage brokers decreased 20.5% to $203.9 million for the year ended December 31, 1998, compared to $256.4 million for the year ended December 31, 1997. Contributing to this decrease in volume from broker referrals is the refinance boom for conforming mortgages created by the low interest rate environment, increased competition in the non-conforming mortgage industry and our acquisition of FCGA. Before we acquired FCGA in January 1998, FCGA was a mortgage broker organization that referred loans to us.

Gain on Sale of Loans

    The largest component of net income is gain on sale of loans. There is an active secondary market for most types of mortgage loans originated. The majority of the loans originated are sold to other financial institutions. We receive cash at the time loans are sold. The loans are sold service-released on a non-recourse basis, except for normal representations and warranties, which is consistent with the industry practices. By selling loans in the secondary mortgage market, we are able to obtain funds that may be used for additional lending and investment purposes Gain on sale of loans is comprised of several components, as follows: (a) the difference between the sales price and the net carrying value of the loan; plus (b) loan origination fee income collected at loan closing and deferred until the loan is sold; less (c) loan sale recapture premiums and loan selling costs.

    Loan sales totaled $389.6 million for the year ended December 31, 1998, including the sale of approximately $12.0 million of loans owned for more than 180 days ("Seasoned Loans") at a discount to par value, as compared to $420.5 million for the same period in 1997. We sold $2.3 million of Seasoned Loans at a 21% discount to par value in July 1998 and $9.6 million of Seasoned Loans at an 8% discount to par value in June 1998.

    Gain on sale of loans was $29.7 million for the year ended December 31, 1998, which compares with $33.5 million for the same period in 1997. These gains exclude the sale of $12.0 million of Seasoned Loans at a discount in 1998. The decrease for the year ended December 31, 1998, was the direct result of a decrease in the weighted-average premium paid by investors for our loans. Gain on the sale of mortgage loans represented 60.9% of total revenue during the year ended December 31, 1998, compared to 64.2% of total revenue for the same period in 1997.

    The weighted average premium realized on loan sales decreased to 5.4%, excluding the sale of $12.0 million Seasoned Loans at a discount to par, during the year ended December 31, 1998, from 6.4% for the same period in 1997. Including the discounted sale of $12.0 million of Seasoned Loans, the weighted average premium realized by during the year ended December 31, 1998 decreased to 4.9% from 6.4% for the same period in 1997.

    The decrease in premium percentage was caused by material changes in the secondary market conditions for non-conforming mortgage loans. We have never used securitization as a loan sale strategy. However, the whole-loan sale marketplace for non-conforming mortgage loans was impacted by changes that affected companies who previously used securitizations to sell loans. Excessive competition during 1997 and 1998 and a coinciding reduction in interest rates in general caused an increase in the prepayment speeds for non-conforming loans.

The valuation method applied to interest-only and residual assets ("Assets"), the capitalized assets created from securitization, include an assumption for average prepayment speed in order to determine the average life of a loan pool. The increased prepayment speeds experienced in the industry were greater than the assumptions previously used by many securitization issuers and led to an impairment of Asset values for several companies in the industry. Additionally, in September 1998, a flight to quality among fixed income investors negatively impacted the pricing spreads for mortgage-backed securitizations compared to earlier periods and negatively impacted the associated economics to the issuers. Consequently, many of these companies have and continue to report material losses, experienced reductions in liquidity sources and diverted to whole loan sale strategies in order to generate cash. This shift materially decreased the demand and increased the supply of non-conforming mortgage loans in the secondary marketplace, which resulted in significantly lower premiums on non-conforming whole-loan mortgage sales.

    In addition, the premium percentage has decreased due to a decrease in the Weighted Average Coupon ("WAC") on loan originations, which was primarily the result of an increase in adjustable rate mortgage originations during 1998 compared to 1997. These premiums do not include loan origination fees collected at the time the loans are closed, which are included in the computation of gain on sale when the loans are sold.

    We defer recognizing income from the loan origination fees we receive at the time a loan is closed. These fees are deferred and recognized over the lives of the related loans as an adjustment of the loan's yield using the level-yield method. Deferred income pertaining to loans held for sale is taken into income at the time of sale of the loan. Origination fee income is primarily derived from our retail lending division. Origination fee income included in the gain on sale of loans, excluding the sale of $12.0 million of Seasoned Loans at a discount, for the year ended December 31, 1998 was $10.4 million, compared to $8.6 million in the year ended December 31, 1997. The increase is the result of selling more loans generated by its retail division. Retail loan sales during the year ended December 31, 1998 comprised 55.5% of total loan sales, with average loan origination fee income earned of 5.0%, excluding the Seasoned Loan sale of $12.0 million at a discount. For the same period of 1997, our retail loan sales were 48.5% of total loan sales with average origination fee income earned of 4.2%. Fees associated with selling loans decreased to approximately 20 basis points of the dollar volume of loans sold for the year ended December 31, 1998 from 35 basis points for the year ended December 31, 1997.

    We also defer recognition of the expense incurred, from the payment of fees to mortgage brokers, for services rendered on loan originations. These fees are deferred and recognized over the lives of the related loans as an adjustment of the loan's yield using the level-yield method. Deferred expenses pertaining to loans held for sale are taken into income at the time of the sale of the loan.

Interest Income and Expense

    Net interest income is dependent on the difference, or "spread", between the interest income we receive from our loans and our cost of funds, consisting principally of the interest expense paid on the warehouse lines of credit, the Bank's deposit accounts and other borrowings.

    Interest income for the year ended December 31, 1998 was $10.3 million compared with $10.9 million for the same period ended in 1997. The decrease in interest income for the year ended December 31, 1998 was primarily due to a lower weighted-average coupon associated with the balance of loans held for sale.

    Interest expense for the year ended December 31, 1998 was $6.3 million compared with $6.2 million for the year ended December 31, 1997. The decrease in interest expense for the year ended December 31, 1998, was the direct result of an increase in the average balance of interest-bearing liabilities.

    Changes in the average yield received on the loan portfolio may not coincide with changes in interest rates we must pay on our revolving warehouse loans, the Bank's FDIC-insured deposits, and other borrowings. As a result, in times of rising interest rates, decreases in the difference between the yield received on loans and other investments and the rate paid on borrowings and the Bank's deposits usually occur.

The following tables reflect the average yield earned and rates paid during 1998 and 1997. In computing the average yields and rates, the accretion of loan fees is considered an adjustment to yield. Information is based on average month-end balances during the indicated periods.

(In thousands)

                                                               1998                                  1997
                                               ------------------------------------------------------------------------
                                                                          Average                               Average
                                                  Average                  Yield/      Average                   Yield/
                                                  Balance     Interest      Rate       Balance      Interest      Rate
                                               ----------     --------   --------      -------      --------    --------

Interest-earning assets:
     Loans receivable (1)                        $ 83,522      $ 9,761      11.69%     $ 74,116      $10,662      14.39%
     Cash and other interest-
       Earning assets                              12,754          547       4.28         4,240          273       6.44
                                                 --------      -------      -----      --------      -------      -----
                                                   96,276       10,308      10.71        78,356       10,935      13.96
                                                                -------      -----                   -------      -----
Non-interest-earning assets:
     Allowance for loan losses                     (1,789)                               (1,231)
     Investment in IMC                              8,136                                17,376
     Premises and equipment,
         net                                        4,770                                 3,372
     Other                                         11,875                                 7,112
                                               ----------                              --------
     Total assets                                $119,268                              $104,985
                                               ==========                              ========

Interest-bearing liabilities:
     Revolving warehouse lines                   $ 49,810        3,888       7.80      $ 59,681        4,834       8.10
     FDIC-insured deposits                         22,858        1,361       5.96         6,076          357       5.88
     Other interest-bearing
       Liabilities                                 10,677        1,003       9.39        10,307          966       9.37
                                                 --------      -------      -----      --------      -------      -----
                                                   83,345        6,252       7.50        76,064        6,157       8.09
                                                               -------      -----                    -------      -----

Non-interest-bearing liabilities                   11,126                                 4,264
                                               ----------                              --------
     Total liabilities                             94,471                                80,328
Shareholders' equity                               24,797                                24,657
                                               ----------                              --------

        Total liabilities and equity             $119,268                              $104,985
                                               ==========                              ========

Average dollar difference between
 Interest-earning assets and interest-Bearing
 liabilities                                     $ 12,931                              $  2,292
                                               ==========                              ========

Net interest income                                            $ 4,056                               $ 4,778
                                                              ========                               =======

Interest rate spread (2)                                                     3.21%                                 5.87%
                                                                             ====                                  ====

Net annualized yield on average
   Interest-earning assets                                                   4.21%                                 6.10%
                                                                             ====                                  ====

 _____________
(1)  Loans shown gross of allowance for loan losses, net of premiums/discounts.
(2) Average yield on total interest-earning assets less average rate paid on total interest-bearing liabilities.

    The following table shows the amounts of the changes in interest income and expense which can be attributed to rate (change in rate multiplied by old volume) and volume (change in volume multiplied by old rate) for the year ended December 31, 1998 compared to the year ended December 31, 1997. The changes in net interest income due to both volume and rate changes have been allocated to volume and rate in proportion to the relationship of absolute dollar amounts of the change of each. The table demonstrates that the decrease of $723,000 in net interest income for the year ended December 31, 1998 compared to the year ended December 31, 1997 was primarily result of a decrease in the average yield on interest-earning assets

                                                            1998 Versus 1997
                                                       Increase (Decrease) Due to
                                                  ---------------------------------
(in thousands)                                       Volume       Rate        Total
                                                  ---------------------------------
Total interest-earning assets
       Loans receivable                              $1,884      $(2,785)    $ (901)
       Cash and other                                   328          (55)       273
                                                  ---------------------------------
          Interest-earning assets                     2,212       (2,840)      (628)
                                                  ---------------------------------
Total interest-bearing liabilities
       Revolving warehouse loans                       (776)        (170)      (946)
       FDIC-insured deposits                            999            5      1,004
       Other                                             35            2         37
                                                  ---------------------------------
                                                        258         (163)        95
                                                  ---------------------------------
Net interest income                                  $1,954      $(2,677)    $ (723)
                                                  =================================

Gain on Sale of Securities

    We sold 558,400 shares of IMC stock for $1.9 million, which resulted in a pre-tax gain of $1.8 million, during 1998. We sold 233,241 shares of IMC stock for $3.7 million, which resulted in a pre-tax gain of $2.8 million, during 1997.

Other Income

    In addition to net interest income (expense), and gain on the sale of loans, we derive income from origination fees earned on brokered loans generated by our retail offices and other fees earned on the loans funded, such as document preparation fees, underwriting service fees, prepayment penalties, and late charge fees for delinquent loan payments. Brokered loan fees were $4.3 million for the year ended December 31, 1998, compared to $1.0 million for the year ended December 31, 1997. For the year ended December 31, 1998, other income totaled $7.0 million compared to $5.0 million for the same period in 1997. The increase was primarily the result of the increase in brokered loan fees, which was offset by a reduction in underwriting fee income due to a lower volume of loans closed.

Comprehensive Income

    We have comprehensive income (loss) in the form of unrealized holding gain
(loss) on securities held for sale. The shares of IMC Mortgage Company common stock owned is the primary component of our security holdings (See Item 2 section "Assets"). For the year ended December 31, 1998, other comprehensive loss was $6.8 million compared to comprehensive loss of $4.5 million for the year ended December 31, 1997. The losses for the year ended December 31, 1998 and 1997, were related to a decrease in the market price of IMC Mortgage Company common stock. We owned approximately 435,634 shares of IMC Mortgage Company common stock on December 31, 1998.

Compensation and Related Expenses

    The largest component of expenses is compensation and related expenses, which increased by $4.9 million to $23.4 million for the year ended December 31, 1998, compared to the same period in 1997. The increase was directly attributable to an increase in the number of employees. During the year ended December 31, 1998, approximately 60% of the increase was attributed to staffing needs for seven additional retail origination offices compared to the same period in 1997. The remaining 40% of the increase in compensation and related benefits expense for the year ended December 31, 1998, was due to a higher number of employees in the corporate headquarters during the first six months of 1998. During the first six months of 1998, we had an increase of 68.1% in corporate office staff compared to the same period in 1997, with a corresponding increase in base salaries and benefits of approximately $2.0 million. However, in July 1998, we initiated a plan to reduce the number of employees in the corporate office. As of December 31, 1998, the home office had been reduced by 21% compared to March 31, 1998.

General and Administrative Expenses

    General and administrative expenses for the year ended December 31, 1998 increased by $1.5 million to $11.7 million, compared to the year ended December 31, 1997. This increase is attributed to the addition of seven retail-lending offices during the year ended December 31, 1998.

Loan Production Expense

    The largest component of loan production expense is fees paid to mortgage brokers for services rendered in the preparation of loan packages. Other items that comprise loan production expenses are appraisals, credit reports, lead research and telemarketing expenses. Loan production expenses for the year ended December 31, 1998 were $3.6 million compared to $1.9 million for the year ended December 31, 1997. The increase was primarily the result of an increase in services rendered fees.

Provision for Loan Losses

The following table presents the activity in the allowance for loan losses and selected loan loss data for 1998 and 1997:

(In thousands)
Years Ended
December 31                                           1998             1997
                                               ----------------    ---------------

Balance at beginning of year                           $  1,687         $   924
Provision charged to expense                              3,064           1,534
Acquisition of MOFC, Inc.                                    49               -
Loans charged off                                        (2,372)           (953)
Recoveries of loans previously charged off                  162             182
                                                    -----------    ------------

Balance at end of year                                 $  2,590         $ 1,687
                                                    ===========    ============

Loans receivable at year-end, gross                    $107,634         $82,383
     of allowance for losses

Ratio of allowance for loan losses to gross                2.41%           2.05%
     loans receivable at year-end

    We added $3.1 million during the year ended December 31, 1998 to the allowance for loan losses, compared to an increase of $1.5 million for the year ended December 31, 1997. The increase was primarily the result of two Seasoned Loan sales, of approximately $9.6 million, at 92% and $2.3 million, at 79%, of the carrying value of the loans. Also contributing to the increase in the provision for loan losses was an increase in the balance of gross mortgage loans held for the respective dates. All losses ("charge offs" or "write downs") and recoveries realized on loans previously charged off, are accounted for in the allowance for loan losses.

    The allowance is established at a level that we consider adequate relative to the composition of the current portfolio of loans held for sale. We consider characteristics of the current loan portfolio such as credit quality, the weighted average coupon, the weighted average loan to value ratio, the age of the loan portfolio and the portfolio's delinquency status in the determination of an appropriate allowance. Other criteria such as covenants associated with our credit facilities, trends in the demand and loan sale pricing for non-conforming mortgage loans in the secondary market and general economic conditions, including interest rates, are also considered when establishing the allowance. Adjustments to the reserve for loan losses may be made in future periods due to changes in the factors mentioned above and any additional factors that may effect anticipated loss levels in the future.

Provision for Foreclosed Property Losses

    We decreased our provision for foreclosed property losses by $168,000 for the year ended December 31, 1998, compared to an increase of $142,000 for the year ended December 31, 1997.

Sales of real estate owned yielded net losses of $660,000 for the year ended December 31, 1998 versus $654,000 for the year ended December 31, 1997.

The following table presents the activity in the allowance for foreclosed property losses and selected real estate owned data for 1998 and 1997:

(In thousands)
Years Ended
December 31                                         1998               1997
                                                  -------------     -----------

Balance at beginning of year                            $  671           $  529
Provision charged to expense                              (168)             142
                                                   -----------      -----------

Balance at end of year                                  $  503           $  671
                                                   ===========      ===========

Real estate owned at year-end, gross                    $2,211           $3,038
     of allowance for losses

Ratio of allowance for foreclosed property losses        22.80%           22.09%
      to gross real estate owned at year-end

    We maintain a reserve on our real estate owned ("REO") based upon our assessment of appraised values at the time of foreclosure. The decrease in the provision for foreclosed property losses relates to a decrease in the dollar amount of outstanding REO at December 31, 1998 when compared to December 31, 1997. While we believe that its present allowance for foreclosed property losses is adequate, future adjustments may be necessary.

Financial Condition at September 30, 2000 and December 31, 1999

Assets

    The total assets were $63.4 million at September 30, 2000 compared to total assets of $98.6 million at December 31, 1999.

    Cash and cash equivalents increased by $1.9 million to $12.6 million at September 30, 2000, from $10.7 million at December 31, 1999. The cash position increased because the loan origination volume was less than anticipated for the level of certificate of deposit borrowings.

    Net mortgage loans receivable decreased by $31.3 million to $35.4 million at September 30, 2000. The 46.9% decrease in 2000 is primarily due to selling more loans than were originated in-house during the first nine months of 2000. We generally sell loans within sixty days of origination.

    Real estate owned ("REO") decreased by $0.9 million to $1.4 million at September 30, 2000. The 37.7% decrease in REO resulted from the sale of $2.8 million in REO properties compared to additions of $1.8 million to REO during the nine months ended September 30, 2000.

    Investments increased by $0.3 million to $2.9 million at September 30, 2000. Investments consist primarily of an Asset Management Fund, Inc. Adjustable Rate Mortgage Portfolio and FHLB stock owned by the Bank. The 10.7% increase in investments in the first nine months of 2000 is primarily due to the purchase of shares of FHLB stock.

    Premises and equipment decreased by $0.5 million to $5.6 million at September 30, 2000. The decrease is due to the depreciation of these assets for the first nine months of 2000.

    Goodwill (net) decreased by $0.1 million to $1.0 million at September 30, 2000. The decrease is due to the amortization of the intangible asset for the first nine months of 2000.

    Income tax receivable decreased by $3.6 million to $2.0 million at September 30, 2000. The 64.1% decrease represents the receipt of a refund due on federal taxes based upon actual tax return filing.

    The deferred tax asset decreased by $0.6 million to $1.1 million at September 30, 2000. The decrease related to the establishment of a $0.4 million valuation allowance for future unrealizable benefits for the deferred tax asset. The valuation allowance is based upon an assessment by management of future taxable income and its relationship to realizability of deferred tax assets. The remainder of the decrease relates to changes in timing differences of the deferred tax asset.

    Other assets decreased by $0.4 million to $1.3 million at September 30, 2000. Other assets consist of accrued interest receivable, prepaid assets, brokered loan fees receivable, deposits, and various other assets. The majority of the decrease was in accrued interest receivable, which was due to a lower average loans held for sale at September 30, 2000.

Liabilities

    Outstanding balances for our revolving warehouse loans decreased by $14.3 million to $3.1 million at September 30, 2000. The 82.0% decrease in the first nine months of 2000 was primarily attributable to the decrease in loans receivable.

    The Bank's deposits totaled $39.0 million at September 30, 2000 compared to $55.3 million at December 31, 1999. Of the certificate accounts on hand as of September 30, 2000, a total of $32.5 million was scheduled to mature in the twelve-month period ending September 30, 2001.

    During the three and nine month periods ended September 30, 2000, we received $3.0 million in money market deposits through an arrangement with a local NYSE member broker/dealer. There were no money market deposits for the three and nine-month periods ended September 30, 1999.

    As of December 31, 1999, the Bank borrowed $4.6 million from the Federal Home Loan Bank (FHLB) to fund loan production. There were no borrowings at September 30, 2000.

    Promissory notes and certificates of indebtedness totaled $4.8 million at September 30, 2000 compared to $5.1 million at December 31, 1999. The 5.3% decrease is primarily due to the redemption of maturing promissory notes and certificates. In the first nine months of 2000 and for the year of 1999, we were not soliciting new promissory notes or certificates of indebtedness. We have utilized promissory notes and certificates of indebtedness, which are subordinated to our warehouse lines of credit, to help fund its operations since 1984. Promissory notes outstanding carry terms of one to five years and interest rates between 8.00% and 10.00%, with a weighted-average rate of 9.76% at September 30, 2000. Certificates of indebtedness are uninsured deposits authorized for financial institutions, which have Virginia industrial loan association charters. The certificates of indebtedness carry terms of one to five years and interest rates between 6.75% and 10.00%, with a weighted-average rate of 9.28% at September 30, 2000.

    Mortgage loans payable totaled $2.6 million at September 30, 2000 compared to $2.3 million at December 31, 1999. The $0.2 million increase is a combination of a $0.3 first mortgage payable on one of its REO properties as well as a minimal decrease in mortgage loans payable due to the normal principal reduction with payments made on the note payable.

    Accrued and other liabilities decreased by $0.7 million to $1.7 million at September 30, 2000. This category includes accounts payable, accrued interest payable, deferred income, accrued bonuses, and other payables. The 30.8% decrease is the result of various payments of year end accrued expenses.

Shareholders' Equity

    Total shareholders' equity at September 30, 2000 was $9.2 million compared to $11.3 million at December 31, 1999. The $2.1 million decrease in 2000 was due to the $2.1 million loss for the nine months ended September 30, 2000.

Liquidity and Capital Resources

    Our operations require access to short and long-term sources of cash. Our primary sources of cash flow result from the sale of loans through whole loan sales, loan origination fees, processing, underwriting and other fees associated with loan origination and servicing, revenues generated by Approved Financial Solutions and Global Title of Md., Inc., net interest income, and borrowings under our warehouse facilities, certificates of indebtedness issued by Approved Financial Corp. and certificates of deposit issued by the Bank to meet working capital needs. Our primary operating cash requirements include the funding of mortgage loan originations pending their sale, operating expenses, income taxes and capital expenditures.

    Adequate credit facilities and other sources of funding, including the ability to sell loans in the secondary market, are essential to our ability to continue to originate loans. We have historically operated, and expect to operate in the future on a negative cash flow basis from operations based upon the timing of proceeds used to fund loan originations and the subsequent receipt of cash from the sale of the loan. Loan sales normally occur 30 to 45 days after proceeds are used to fund the loan. However, for the nine months ended September 30, 2000, we generated cash from operating activities of $32.8 million, due largely to the fact that we sold a greater volume of loans than we funded during the period. The net cash provided by operating activities was primarily used to fund mortgage loan originations. For the nine months ended September 30, 1999 we generated cash from operating activities of $57.0 million.

    We finance our operating cash requirements primarily through warehouse and other credit facilities, and the issuance of other debt. For the nine months ended September 30, 2000, we paid down debt from financing activities of $32.3 million, this was primarily the result of proceeds from loan sales in excess of new borrowings for funding loan originations. For the nine months ended September 30, 1999, we paid down debt from financing activities of $59.1 million.

    Our borrowings (revolving warehouse loans, FDIC-insured deposits, mortgage loans on our office buildings, FHLB advances, subordinated debt and loan proceeds payable) were 82.8% of assets at September 30, 2000 compared to 86.1% at December 31, 1999.

Whole Loan Sale Program

    The most important source of liquidity and capital resources is the ability to profitably sell conforming and non-conforming loans in the secondary market. The market value of the loans funded is dependent on a number of factors, including but not limited to loan delinquency and default rates, the original term and current age of the loan, the interest rate and loan to value ratio, whether or not the loan has a prepayment penalty, the credit grade of the loan, the credit score of the borrower, the geographic location of the real estate, the type of property and lien position, the supply and demand for conforming and non-conforming loans in the secondary market, general economic and market conditions, market interest rates and governmental regulations. Adverse changes in these conditions may affect our ability to sell mortgages in the secondary market for acceptable prices, which is essential to the continuation of our mortgage origination operations.

Bank Sources of Capital

    The Bank's deposits totaled $39.0 million at September 30, 2000 compared to $55.3 million at December 31, 1999. The Bank currently utilizes funds from deposits and a $15 million line of credit with the FHLB of Atlanta to fund first lien and junior lien mortgage loans. We plan to increase the use of credit facilities and funding opportunities available to the Bank.

Warehouse and Other Credit Facilities

    In addition to our $15 million line of credit with the FHLB of Atlanta, we have available funding from warehouse facilities with other non-affiliated financial institutions.

    On July 21, 2000, we obtained a $40.0 million line of credit from Bank United. The credit line can be used for prime and sub-prime mortgage loans and is secured by loans originated. The line bears interest at a rate of 2.00% and 2.75% over the one-month LIBOR rate for prime and sub-prime loans respectively. We may receive warehouse credit advances of 98%, 97%, and 90% for prime, sub-prime, and high LTV loans (loans with LTV's greater than 90%), respectively, of the collateral value amount on pledged mortgage loans for a period of 90 days after advance of funds on each loan. If an investor has not purchased a loan within 90 days of such advance, the interest rate on the loan increases to 3.75% over the one-month LIBOR and we have an additional 30 days to sell the loan or purchase the loan back from the warehouse. The aged loan sub limit is $2.0 million. As of September 30, 2000, $3.2 million was outstanding under this facility. The line of credit is scheduled to expire on July 21, 2001. The line of credit is subject to financial covenants for a current ratio, tangible net worth and a leverage ratio. As of September 30, 2000 we are in compliance with all financial covenants.

    On November 10, 1999, we obtained a $20.0 million sub-prime line of credit from Regions Bank. The line is secured by loans originated and bears interest at a rate of 3.25% over the one-month LIBOR rate. We may receive warehouse credit advances of 100% of the net loan value amount on pledged mortgage loans for a period of 90 days after origination. As of September 30, 2000 there were no borrowings outstanding under this facility. The line of credit is scheduled to expire on November 10, 2001. The line of credit is subject to financial covenants for a current ratio, tangible net worth and a leverage ratio. As of September 30, 2000 we are in compliance with all financial covenants.

   On November 10, 1999, we obtained a $20.0 million conforming loan line of credit from Regions Bank. The line is secured by loans originated and bears interest ranging from 2.25% to 2.75% over the one-month LIBOR rate based upon the monthly advance levels. We may receive warehouse credit advances of 100% of the net loan value amount on pledged mortgage loans for a period of 90 days after origination. As of September 30, 2000 there were no borrowings outstanding under this facility. The line of credit is scheduled to expire on November 10, 2001. The line of credit is subject to financial covenants for a current ratio, tangible net worth and a leverage ratio. As of September 30, 2000 we are in compliance with all financial covenants.

   Effective on December 8, 1999, we obtained an amendment to the warehouse line of credit agreement with Chase Bank of Texas. Since the utilization of the credit line was very low in 1999, the amendment reduced the size of the warehouse facility to $15.0 million, and all bank syndicate members other than Chase were released from the commitment. The line is secured by loans originated and bears interest at a rate of 1.75% over the one-month LIBOR rate. We may receive warehouse credit advances of 95% of the original principal balances on pledged mortgage loans for a maximum period of 180 days after origination. This line expired on June 7, 2000 and will not be renewed.

Other Capital Resources

    Promissory notes and certificates of indebtedness, have been a source of capital since 1984 and are issued primarily according to an intrastate exemption from security registration. Promissory notes and certificates of indebtedness totaled $4.8 million at September 30, 2000 compared to $5.1 million at December 31, 1999. These borrowings are subordinated to our warehouse lines of credit. We cannot issue subordinated debt to new investors under the exemption since the state of Virginia is no longer our primary state of operation.

    We had cash and cash equivalents of $12.6 million at September 30, 2000. We have sufficient resources to fund our current operations. Alternative sources for future liquidity and capital resource needs may include the issuance of debt or equity securities, increase in Saving Bank deposits and new lines of credit. Each alternative source of liquidity and capital resources will be evaluated with consideration for maximizing shareholder value, regulatory requirements, the terms and covenants associated with the alternative capital source. We expect that we will continue to be challenged by a limited availability of capital, a reduction in premiums received on non-conforming mortgage loans sold in the secondary market compared to premiums realized in recent years, new competition and a rise in loan delinquency and the associated loss rates.

Bank Regulatory Liquidity

    Liquidity is the ability to meet present and future financial obligations, either through the acquisition of additional liabilities or from the sale or maturity of existing assets, with minimal loss. Regulations of the OTS require thrift associations and/or banks to maintain liquid assets at certain levels. At present, the required ratio of liquid assets to and borrowings, which can be withdrawn and are due in one year or less is 4.0%. Penalties are assessed for noncompliance. In 1999 and the first nine months of 2000, the Bank maintained liquidity in excess of the required amount, and we anticipate that we will continue to do so.

Bank Regulatory Capital

    At September 30, 2000, the Bank's book value under generally accepted accounting principles ("GAAP") was $9.4 million. OTS Regulations require that institutions maintain the following capital levels: (1) tangible capital of at least 1.5% of total adjusted assets, (2) core capital of 4.0% of total adjusted assets, and (3) overall risk-based capital of 8.0% of total risk-weighted assets. As of September 30, 2000, the Bank satisfied all of the regulatory capital requirements, as shown in the following table reconciling the Bank's GAAP capital to regulatory capital:

                                                   Tangible           Core       Risk-Based
(In thousands)                                      Capital          Capital       Capital
GAAP capital                                          $9,304         $9,304        $9,304
Add:  unrealized loss on securities                       16             16            16
Nonallowable asset:  goodwill                           (564)          (564)         (564)
Additional capital item:  general allowance                -              -           230
                                                ------------     ----------     ---------
Regulatory capital - computed                          8,756          8,756         8,986
Minimum capital requirement                              779          2,077         3,034
                                                ------------     ----------     ---------
Excess regulatory capital                             $7,977         $6,679        $5,952
                                                ============     ==========     =========

Ratios:
     Regulatory capital - computed                     16.87%         16.87%        23.69%
     Minimum capital requirement                        1.50%          4.00%         8.00%
                                                ------------     ----------    ----------
Excess regulatory capital                              15.37%         12.87%        15.69%
                                                ============     ==========     =========

    Recently an FDIC discussion draft proposal has been made public regarding requirements for subprime lenders. Under the proposal, regulatory capital required to be held for certain loan classes included in the institution's portfolio could be increased. The ultimate resolution of this proposal is uncertain at this time. However, we believe that the Bank can remain in compliance with its capital requirements.

     We are not aware of any other trends, events or uncertainties other than those discussed in this document, which will have or that are likely to have a material effect on our or the Bank's liquidity, capital resources or operations. We are not aware of any other current recommendations by regulatory authorities, which if they were implemented would have such an effect.

Interest Rate Risk Management

    We originate mortgage loans for sale as whole loans. We mitigate our interest rate exposure, and the related need for hedging activity, by selling most of the loans within sixty days of origination. However, we may choose to hold certain loans for a longer period prior to sale in order to increase net interest income. Currently loans held for investment by the Bank are primarily composed of adjustable rate mortgages in order to minimize the Bank's interest rate risk exposure. However, excluding the Bank's loans held for investment the majority of loans held beyond the normal sixty-day holding period are fixed rate instruments. Since most of our borrowings have variable interest rates, we have exposure to interest rate risk. For example, if market interest rates were to rise between the time we originate the loans and the time the loans are sold, the original interest rate spread on the loans narrows, resulting in a loss in value of the loans. To offset the effects of interest rate fluctuations on the value of our fixed rate mortgage loans held for sale, we in certain cases, may enter into Treasury security lock contracts, which function similar to short sales of U.S. Treasury securities. If the value of an interest rate hedge position decreases in value, offsetting an increase in the value of the hedged loans, upon settlement with its counter-party, will pay the hedge loss in cash and realize the corresponding increase in the value of the loans. Conversely, if the value of a hedge position increases, offsetting a decrease in the value of the hedged loans, we will receive the hedge gain in cash at settlement. We believe that our current hedging strategy using Treasury rate lock contracts is an effective way to manage interest rate risk on fixed rate loans prior to sale. We may in the future enter into similar transactions with government and quasi-government agency securities in relation to its origination and sale of conforming mortgage loans or similar forward loan sale commitments concerning non-conforming mortgages. Prior to entering into any type of hedge transaction or forward loan sale commitment, we perform an analysis of the loan associated with the transaction or commitment taking into account such factors as credit quality of the loans, interest rate and term of the loans, as well as current economic market trends, in order to determine the appropriate structure and/or size of a hedge transaction or loan sale commitment that will limit our exposure to interest rate risk. We had no hedge contracts or forward commitments outstanding at September 30, 2000. We have not entered into any hedge contracts since the fourth quarter of 1997. That commitment expired during the first quarter of 1998.

New Accounting Standards

    SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS 137, is effective for fiscal year ends beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the financial statements and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designed as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment,(b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. This statement should not have any material impact on the financial statements.

    Securities and Exchange Commission Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements", as amended by SAB 101B, must be adopted no later than the fourth calendar quarter of the year 2000. Adoption of SAB101 is not expected to have any material impact on the recognition, presentation, and disclosure of revenue.

    In March 2000, the Financial Accounting Standards Board, (FASB) issued Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB Opinion No. 25 (FIN 44), providing new accounting rules for stock-based compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). FIN 44 does not change FASB Statement No. 123, Accounting for Stock-Based Compensation (FAS 123). The new rules are significant and could result in compensation expense in several situations in which no expense is typically recorded under current practice. FIN 44 is generally effective for transactions occurring after July 1, 2000, however, the accounting must be applied prospectively to certain transactions consummated after December 15, 1998. We are not aware of any transactions that will cause FIN 44 to have a material effect on our financial condition or results of operations.

    In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of provisions of SFAS No. 125 without reconsideration. The Statement requires a debtor to reclassify financial assets pledged as collateral and report these assets separately in the statement of financial position. It also requires a secured party to disclose information, including fair value, about collateral that it has accepted and is permitted by contract or custom to sell or repledge. The Statement includes specific disclosure requirements for entities with securitized financial assets and entities that securitize assets. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2000 and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. We do not expect that FAS 140 will have a material effect on financial condition or results of operation.


Impact of Inflation and Changing Prices

    The consolidated financial statements and related data presented in this document have been prepared in accordance with generally accepted accounting principles, which require the measurement of the financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

    The majority of the assets are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Inflation affects us most significantly in the area of residential real estate values and inflation's effect on interest rates. Real estate values generally increase during periods of high inflation and are stagnant during periods of low inflation. While, interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, normally interest rates increase during periods of high inflation and decrease during periods of low inflation.

    Loan origination volume generally increases as residential real estate values increase because homeowners have new home equity values against which they can borrow. A large portion of our loan volume is related to refinancing and debt consolidation mortgages, therefore, an increase in real estate values enhances the marketplace for this type of loan origination. Conversely, as residential real estate values decrease, the market for home equity and debt consolidation loan origination decreases. Additionally, an increase or decrease in residential real estate values may have a positive or negative effect, respectively, on the liquidation of foreclosed property.

    Because we sell a significant portion of the loans we originate, the effect that inflation has on interest rates has a diminished effect on the results of operations. However, we hold a portfolio of loans held for investment, the size of which varies from time to time and this portfolio will be more sensitive to the effects of inflation and changes in interest rates. Profitability may be directly affected by the level and fluctuation of interest rates, which affect our ability to earn a spread between interest received on its loans and the costs of its borrowings. Our profitability is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. (See also:
"Interest Rate Risk Management").

   A substantial and sustained increase in interest rates could adversely affect our ability to originate and purchase loans and affect the mix of first and junior lien mortgage loan products. Generally, first mortgage production increases relative to junior lien mortgage production in response to low interest rates and junior lien mortgage loan production increases relative to first mortgage loan production during periods of high interest rates.

    While we have no plans to adopt a Securitization loan sale strategy at this time, if we were to do so in the future, then to the extent servicing rights and interest-only and residual classes of certificates are capitalized on the books from future loan sales through securitization, higher than anticipated rates of loan prepayments or losses could require us to write down the value of such servicing rights and interest-only and residual certificates, adversely affecting earnings. A significant decline in interest rates could increase the level of loan prepayments. Conversely, lower than anticipated rates of loan prepayments or lower losses could allow us to increase the value of interest-only and residual certificates, which could have a favorable effect on our results of operations and financial condition.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Management - Asset/Liability Management

    Our primary market risk exposure is interest rate risk. Fluctuations in interest rates will impact both the level of interest income and interest expense and the market value of our interest-earning assets and interest-bearing liabilities.

    We strive to manage the maturity or repricing match between assets and liabilities. The degree to which we are "mismatched" in our maturities is a primary measure of interest rate risk. In periods of stable interest rates, net interest income can be increased by financing higher yielding long-term mortgage loan assets with lower cost short-term Bank deposits and borrowings. Although such a strategy may increase profits in the short run, it increases the risk of exposure to rising interest rates and can result in funding costs rising faster than asset yields. We attempt to limit our interest rate risk by selling a majority of the fixed rate mortgage loans that we originate.

    Contractual principal repayments of loans do not necessarily reflect the actual term of our loan portfolio. The average lives of mortgage loans are substantially less than their contractual terms because of loan prepayments and because of enforcement of due-on-sale clauses, which gives us the right to declare a loan immediately due and payable in the event, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. In addition, certain borrowers increase their equity in the security property by making payments in excess of those required under the terms of the mortgage.

    The majority of the loans originated are sold through our loan sale strategies in an attempt to limit its exposure to interest rate risk in addition to generating cash revenues. We sold, during 1999 and the first nine months of 2000 approximately 98.1% of the total loans originated and funded in-house during the year ended December 31, 1999. We expect to sell the majority of its loan originations, other than loans specifically originated to hold for investment and yield, during the same twelve-month period in which they are funded in future periods. Also, we sold, during the first nine months in 2000, approximately 92.8% of loans originated and funded in-house during the period beginning January 1, 2000 and ending August 31, 2000. As a result, loans are held on average for less than 12 months in our portfolio of Loans Held for Sale. The "gap position", defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing in one year or less, was negative at September 30, 2000, as anticipated, and is expected to remain negative in future periods. We have no quantitative target range for past gap positions, nor any anticipated ranges for future periods due to the fact that we sell the majority of our loans within a twelve month period while the gap position is a static illustration of the contractual repayment schedule for loans.

Our one-year gap was a negative 22.38% of total assets at September 30, 2000, as illustrated in the following table:

                                                            One Year       Two           Three to       More Than Four
                Description                      Total      Or Less       Years         Four Years          Years

Interest earning assets:
Loans held for sale (1)                            $30,131    $ 10,588     $    669         $  1,515           $17,359
Loans held for yield (1)                             6,422       2,169           87              267             3,899
Cash and other
    interest-earning assets                         12,593      12,593
                                           ---------------  ----------   ----------     ------------    --------------
                                                    49,146    $ 25,350     $    756         $  1,782           $21,258
                                                            ==========   ==========     ============    ==============

Allowance for loan losses                           (1,111)
Premises and equipment, net                          5,580
Other                                                9,807
                                           ---------------
Total assets                                       $63,422
                                           ===============


Interest-bearing liabilities:
Revolving warehouse lines                          $ 3,151       3,151
FDIC - insured deposits                             39,041      32,508        3,860            2,673
FDIC - insured money market account                  2,967       2,967
Other interest-bearing                               7,494         920          711            2,680             3,183
      liabilities
                                           ---------------  ----------   ----------     ------------    --------------
                                                    52,653    $ 39,546     $  4,571         $  5,353           $ 3,183
                                                            ==========   ==========     ============    ==============


Non-interest-bearing liabilities                     1,554
                                           ---------------
Total liabilities                                   54,207
Shareholders' equity                                 9,215
                                           ---------------

Total liabilities and equity                       $63,422
                                           ===============


Maturity/repricing gap                                        $(14,196)    $ (3,815)        $ (3,571)          $18,075
                                                            ==========   ==========     ============    ==============

Cumulative gap                                                $(14,196)    $(18,011)        $(21,582)          $(3,507)
                                                            ==========   ==========     ============    ==============


As percent of total assets                                     (22.38)%     (28.40)%         (34.03)%           (5.53)%

Ratio of cumulative interest earning                              0.64         0.59             0.56               .93
   Assets to cumulative interest earning
    liabilities
=========================================================================================================================

(1) Loans shown gross of allowance for loan losses, net of premiums/discounts.

Interest Rate Risk

    The principal quantitative disclosure of our market risks is the above gap table. The gap table shows that the one-year gap was a negative 22.38% of total assets at September 30, 2000. We originate fixed-rate, fixed-term mortgage loans for sale in the secondary market. While most of these loans are sold within a month or two of origination, for purposes of the gap table the loans are shown based on their contractual scheduled maturities. As of September 30, 2000, 58.2% of the principal on the loans was expected to be received more than four years from that date. However, our activities are financed with short-term loans and credit lines, 75.1% of which reprice within one year of September 30, 2000. We attempt to limit our interest rate risk by selling a majority of the fixed rate loans that we originate. If our ability to sell such fixed-rate, fixed-term mortgage loans on a timely basis were to be limited, we could be subject to substantial interest rate risk.

    Profitability may be directly affected by the level of, and fluctuations in interest rates, which affect our ability to earn a spread between interest received on our loans and the cost of borrowing. Our profitability is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could adversely affect our ability to purchase and originate loans and would reduce the value of loans held for sale. A significant decline in interest rates could decrease the size of our loan servicing portfolio by increasing the level of loan prepayments. Additionally, to the extent mortgage loan servicing rights in future periods have been capitalized on our books, higher than anticipated rates of loan prepayments or losses could require us to write down the value of these assets, adversely affecting earnings.

    In an environment of stable interest rates, our gains on the sale of mortgage loans would generally be limited to those gains resulting from the yield differential between mortgage loan interest rates and rates required by secondary market purchasers. A loss from the sale of a loan may occur if interest rates increase between the time we establish the interest rate on a loan and the time the loan is sold. Fluctuating interest rates also may affect the net interest income earned, resulting from the difference between the yield to us on loans held pending sale and the interest paid for funds borrowed, including our warehouse facilities, subordinated debt, and the Bank's FHLB advances and FDIC-insured customer deposits. Because of the uncertainty of future loan origination volume and the future level of interest rates, there can be no assurance that we will realize gains on the sale of financial assets in future periods.

    The Bank is building a portfolio of loans to be held for net interest income. The sale of fixed rate product is intended to protect the Bank from precipitous changes in the general level of interest rates. The valuation of adjustable rate mortgage loans is not as directly dependent on the level of interest rates as is the value of fixed rate loans. Decisions to hold or sell adjustable rate mortgage loans are based on the need for such loans in the Bank's portfolio, which is influenced by the level of market interest rates and the Bank's asset/liability management strategy. As with other investments, the Bank regularly monitors the appropriateness of the level of adjustable rate mortgage loans in its portfolio and may decide from time to time to sell such loans and reinvest the proceeds in other adjustable rate investments.

Asset Quality

The following table summarizes all of our delinquent loans at September 30, 2000 and December 31, 1999:

(in thousands)

                                                           2000           1999
                                                      ---------     ----------
Delinquent 31 to 60 days                                $   960        $   864
Delinquent 61 to 90 days                                    435            264
Delinquent 91 to 120 days                                   500            513
Delinquent 121 days or more                               1,505          1,466
                                                      ---------     ----------

Total delinquent loans (1)                              $ 3,400        $ 3,106
                                                      =========     ==========

Total loans receivable outstanding, gross               $37,050        $69,054
                                                      =========     ==========

Delinquent loans as a percentage of
  Total loans outstanding:
Delinquent 31 to 60 days                                   2.59%          1.25%
Delinquent 61 to 90 days                                   1.17           0.39
Delinquent 91 to 120 days                                  1.35           0.74
Delinquent 121 days or more                                4.06           2.12
                                                      ---------     ----------

Total delinquent loans as a percentage                     9.17%          4.50%
   of total loans outstanding
                                                      ---------     ----------
Reserve as a % of delinquent loans                         32.7%          44.5%
                                                      =========     ==========

_____________
(1) Includes loans in foreclosure proceedings and delinquent loans to borrowers in bankruptcy proceedings, but excludes real estate owned.

    Interest on most loans is accrued until they become 31 days or more past due. Interest on loans held for investment by the Bank is accrued until the loans become 90 days or more past due. Non-accrual loans were $2.4 million and $2.2 million at September 30, 2000 and December 31, 1999 respectively. The amount of additional interest that would have been recorded had the loans not been placed on non-accrual status was approximately $268,000 and $235,000 for the nine months ended September 30, 2000 and the year ended December 31, 1999, respectively. The amount of interest income on the non-accrual loans, that was included in net income for the nine months ended September 30, 2000 and the twelve months ended December 31, 1999 was $98,000 and $109,000, respectively.

    Loans delinquent 31 days or more as a percentage of total loans outstanding increased to 9.17% at September 30, 2000 from 4.50% at December 31, 1999. The increase in the percentage of delinquent loans resulted primarily from a 46% decrease in the size of the serviced loan portfolio and also from a management conversion in the collections department.

    At September 30, 2000 and December 31, 1999 the recorded investment in loans for which impairment has been determined, which includes loans delinquent in excess of 90 days, totaled $2.0 million and $2.0 million, respectively. The average recorded investment in impaired loans for the nine months ended September 30, 2000 and the year ended December 31, 1999 was approximately $1.4 million and $3.5 million, respectively.

                 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.

                                 LEGAL MATTERS

     Payne, Gates, Farthing and Radd P.C., a Virginia professional corporation, Norfolk, Virginia, will deliver an opinion stating that the debt securities when issued as contemplated by this prospectus will be binding obligations.

                                    EXPERTS

     The financial statements as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31,1999, included in this prospectus have been so included in reliance on the report of PriceWaterhouseCoopers, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We filed a Registration Statement on Form S-1 (which, together with all exhibits and schedules thereto, is referred to as the "registration statement") with the SEC, with respect to the registration of the notes offered by this prospectus, which contains additional information and documents. For further information pertaining to our business, the debt securities offered by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement.

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. So long as we are subject to the SEC's reporting requirements, we will continue to furnish the reports and other required information to the SEC. We will furnish all holders of the notes with copies of our annual reports containing audited financial statements and an opinion thereon expressed by our independent accountants and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     You may read and copy any reports, statements and other information as filed with the SEC by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the Public Reference Room. Our SEC filings are also available on the SEC's Internet site (http://www.sec.gov).

     Our common stock is traded on the Bulletin Board under the symbol "APFN." All press releases and links to our SEC filings are available at http://www.businesswire.com/cnn/apfn.shtml.

     We will provide, at no cost, to each person to whom this prospectus is delivered, upon written or oral request, copies of any of the information incorporated by reference or included in the registration statement, which is not included in this prospectus. Requests should be directed to:

                         Investor Relations Department
                            Approved Financial Corp.
                         1716 Corporate Landing Parkway
                         Virginia Beach, Virginia 23454
                                  757-430-1400

                                             APPROVED FINANCIAL CORP.
INDEX

PART I.           FINANCIAL INFORMATION                                                   Page
Item 1.           Financial Statements

                  Consolidated Balance Sheets as of
                      September 30, 2000 and December 31, 1999                             2

                  Consolidated Statements of Loss and Comprehensive
                      Loss for the three months ended September 30, 2000                   3
                      and 1999.

                  Consolidated Statements of Loss and Comprehensive Loss for the
                      nine months ended September 30, 2000 and 1999.                       4

                  Consolidated Statements of Cash Flows for
                      the nine months ended September 30, 2000
                      and 1999.                                                            5

                  Notes to Consolidated Financial Statements                               7

                  Consolidated Statements of Shareholders' Equity for the periods
                      ended September 30, 2000 and December 31, 1999 and 1998             12

                                      F 1

APPROVED FINANCIAL CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
September 30, 2000 (Interim period) and December 31, 1999
(Dollars in thousands, except per share amounts)


                ASSETS                               (Unaudited)
                                                       2000               1999
                                                     ----------         --------
 Cash                                                $   12,593         $10,656
 Mortgage loans held for sale, net                       29,150          62,765
 Mortgage loans held for yield, net                       6,292           4,006
 Real estate owned, net                                   1,417           2,274
 Investments available for sale                           2,923           2,640
 Income taxes receivable                                  2,027           5,644
 Deferred tax asset                                       1,106           1,676
 Premises and equipment, net                              5,580           6,086
 Goodwill, net                                            1,017           1,120
 Other assets                                             1,317           1,733
                                                     ----------         -------

  Total assets                                       $   63,422         $98,600
                                                     ==========         =======

                    LIABILITIES AND EQUITY

Liabilities:
 Revolving warehouse loan                            $    3,151         $17,465
 FHLB bank advances                                           -           4,648
 Mortgage notes payable                                   2,556           2,341
 Notes payable-related parties                            2,855           2,993
 Certificates of indebtedness                             1,956           2,087
 Certificates of deposits                                39,041          55,339
 FDIC - insured money market account                      2,967               -
 Accrued and other liabilities                            1,681           2,428
                                                     ----------         -------

 Total liabilities                                       54,207          87,301
                                                     ----------         -------

Commitments and contingencies                                 -               -

Shareholders' equity:
 Preferred stock series A, $10 par value;                     1               1
   Noncumulative, voting:
     Authorized shares - 100
      Issued and outstanding shares - 90
 Common stock, par value - $1.00                          5,482           5,482
     Authorized shares - 40,000,000
      Issued and outstanding shares - 5,482,114
  Accumulated other comprehensive loss                      (19)            (16)
  Additional capital                                        552             552
  Retained earnings                                       3,199           5,280
                                                     ----------         -------

  Total shareholders' equity                              9,215          11,299
                                                     ----------         -------

    Total liabilities and equity                     $   63,422         $98,600
                                                     ==========         =======


   The accompanying notes are an integral part of the condensed consolidated financial statements.

                                      F 2

APPROVED FINANCIAL CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS for the three months ended September 30, 2000 and 1999
(In thousands, except per share amounts)


(Unaudited)

                                                              2000       1999
                                                            --------   --------
Revenue:
     Gain on sale of loans                                  $  2,280   $  2,920
     Interest income                                           1,154      1,695
     Other fees and income                                     1,164      1,971
                                                            --------   --------
                                                               4,598      6,586
                                                            --------   --------

Expenses:
     Compensation and related                                  2,763      4,189
     General and administrative                                1,379      2,290
     Advertising expense                                         331        585
     Loan production expense                                     267        460
     Interest expense                                            880      1,039
     Provision for loan and foreclosed property losses           396        327
                                                            --------   --------
                                                               6,016      8,890
                                                            --------   --------

          Loss before income taxes                            (1,418)    (2,304)

Benefit from income taxes                                       (176)      (901)
                                                            --------   --------

          Net loss                                            (1,242)    (1,403)

Other comprehensive loss, net of tax:
  Unrealized gain (losses) on securities:
    Unrealized holding gain (loss) arising during period           3        (12)
                                                            --------   --------

Comprehensive loss                                          $ (1,239)  $ (1,415)
                                                            ========   ========

Net loss per share:
          Basic and Diluted                                 $  (0.23)  $  (0.26)
                                                            ========   ========

Weighted average number of shares outstanding:

          Basic and Diluted                                    5,482      5,482
                                                            ========   ========



   The accompanying notes are an integral part of the condensed consolidated financial statements.

                                      F 3

APPROVED FINANCIAL CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS for the nine months ended September 30, 2000 and 1999
(In thousands, except per share amounts)
(Unaudited)

                                                                          2000              1999
                                                                      ------------      ------------
Revenue:
     Gain on sale of loans                                               $   8,708         $  10,443
     Interest income                                                         4,054             6,333
     Other fees and income                                                   3,564             6,370
                                                                      ------------      ------------
                                                                            16,326            23,146
                                                                      ------------      ------------

Expenses:
     Compensation and related                                                8,985            13,579
     General and administrative                                              4,706             7,295
     Advertising expense                                                       985             1,286
     Loan production expense                                                   907             1,491
     Interest expense                                                        2,961             3,934
     Provision for loan and foreclosed property losses                         543             1,816
                                                                      ------------      ------------
                                                                            19,087            29,401
                                                                      ------------      ------------

       Loss before income taxes                                             (2,761)           (6,255)

Benefit from income taxes                                                     (681)           (2,307)
                                                                      ------------      ------------

       Net loss                                                             (2,080)           (3,948)

Other comprehensive loss, net of tax:
  Unrealized losses on securities:
    Unrealized holding loss arising during period                               (2)              (68)
                                                                      ------------      ------------

Comprehensive loss                                                       $  (2,082)        $  (4,016)
                                                                      ============      ============

Net loss per share:
       Basic and Diluted                                                 $   (0.38)        $   (0.72)
                                                                      ============      ============

Weighted average number of shares outstanding:

       Basic and Diluted                                                     5,482             5,482
                                                                      ============      ============

The accompanying notes are an integral part of the condensed consolidated financial statements.

                                      F 4

APPROVED FINANCIAL CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS for the nine months ended September 30, 2000 and 1999
(In thousands)
(Unaudited)

                                                                                  2000                 1999
                                                                              ------------         ------------
Operating activities
     Net loss                                                                   $   (2,081)          $   (3,948)
     Adjustments to reconcile net loss
        to net cash provided by operating activities:
          Depreciation of premises and equipment                                       510                  685
          Amortization of goodwill                                                     103                  345
          Provision for loan losses                                                    126                1,227
          Provision for losses on real estate owned                                    417                  589
          Loss on sale of ARM Portfolio shares                                           -                    8
          Deferred tax benefit                                                         569                2,225
          Gain on sale of loans                                                     (8,708)             (10,443)
          Proceeds from sale and prepayments of loans                              214,226              226,796
          Originations of loans held for sale, net of allowance                   (175,664)            (156,443)
             for loan losses
          Changes in assets and liabilities:
            Loan sale receivable                                                         3                 (279)
            Other assets                                                               412                2,205
            Accrued and other liabilities                                             (847)              (1,056)
            Income tax payable                                                       3,617               (2,314)
            Loan proceeds payable                                                       99               (2,565)
                                                                              ------------         ------------

Net cash provided by operating activities                                           32,782               57,032


Cash flows from investing activities:
     Purchase of available for sale securities                                           -                 (125)
     Sales of available for sale securities                                            115                    -
     Sales of ARM fund shares                                                            -                4,692
     Purchase of premises and equipment                                               (185)              (1,210)
     Proceeds from sales of premises and equipment                                     181                1,410
     Proceeds from sales of real estate owned                                        2,176                1,850
     Real estate owned capital improvements                                           (387)                (408)
     Purchases of ARM fund shares                                                     (101)              (3,594)
     Purchases of FHLB stock                                                          (297)                (146)
                                                                              ------------         ------------

Net cash provided by investing activities                                            1,502                2,469

                                      F 5

APPROVED FINANCIAL CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS, continued for the nine months ended September 30, 2000 and 1999
(In thousands)
(Unaudited)

                                                                             2000                       1999
                                                                           ---------                 ----------
Cash flows from financing activities:
     Borrowings - warehouse                                                 $ 41,268                  $ 134,511
     Repayments of borrowings - warehouse                                    (55,581)                  (193,171)
     Repayments of FHLB advances                                              (4,648)                         -
     Principal payments (borrowings) on mortgage notes payable                   215                       (879)
     Net increase (decrease) in:
       Notes payable                                                            (138)                       (72)
       Certificates of indebtedness                                             (132)                       (89)
       Certificates of deposit                                               (16,298)                       598
       FDIC - insured money market account                                     2,967                          -
                                                                           ---------                 ----------

Net cash used in financing activities                                        (32,347)                   (59,102)
                                                                           ---------                 ----------

Net increase in cash                                                           1,937                        399

Cash at beginning of period                                                   10,656                      6,269
                                                                           ---------                 ----------

       Cash at end of period                                                $ 12,593                  $   6,668
                                                                           =========                 ==========

Supplemental cash flow information:
     Cash paid for interest                                                 $  3,043                  $   4,190

Supplemental non-cash information:
     Loan balances transferred to real estate owned                         $  1,735                  $   2,978

The accompanying notes are an integral part of the condensed consolidated financial statements.

                                      F 6

APPROVED FINANCIAL CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS for the nine months ended September 30, 2000 and 1999

Note 1.    Organization and Summary of Significant Accounting Policies:

Organization: Approved Financial Corp., a Virginia corporation ("Approved"), and its subsidiaries (collectively, the "Company") operate primarily in the consumer finance business of originating, servicing and selling mortgage loans secured primarily by first and second liens on one-to-four family residential properties. The Company sources mortgage loans through two origination channels; a network of mortgage brokers who refer mortgage customers to us ("broker" or "wholesale") and an internal sales staff that originate mortgages directly with borrowers ("retail" and "direct"). Approved has two wholly owned subsidiaries through which it originates residential mortgages: Approved Federal Savings Bank (the "Bank"), a federally chartered thrift institution with broker operations in seven states and nine retail offices as of September 30, 2000; and Approved Residential Mortgage, Inc. ("ARMI") with one retail location at September 30, 2000. Approved has a third wholly owned subsidiary, Approved Financial Solutions ("AFS"), through which it offers other financial products such as Debt Free Solutions, Mortgage Acceleration Program and insurance products to its mortgage customers. On April 1, 2000 the Company, as part of its expense reduction initiatives, transferred all assets of MOFC d/b/a ConsumerOne Financial ("ConsumerOne"), a wholly owned subsidiary of Approved, to Approved Federal Savings Bank, also a wholly owned subsidiary of Approved.

Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1999.

Principles of accounting and consolidation: The consolidated financial statements of the Company include the accounts of Approved and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                      F 7

APPROVED FINANCIAL CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS for the nine months ended September 30, 2000 and 1999

Note 1. Organization and Summary of Significant Accounting Policies, continued:

Cash and cash equivalents: Cash and cash equivalents consist of cash on deposit at financial institutions and short-term investments that are considered cash equivalents if they were purchased with an original maturity of three months or less.

Loans held for sale: Loans, which are all held for sale, are carried at the lower of aggregate cost or fair value as estimated by management. The fair value is determined by current investor yield requirements

Loans held for yield: Loans are stated at the amount of unpaid principal less net deferred fees and an allowance for loan losses. Interest on loans is accrued and credited to income based upon the principal amount outstanding. Fees collected and costs incurred in connection with loan originations are deferred and recognized over the term of the loan.

Allowance for loan losses: The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the held for yield loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the current loan portfolio characteristics including criteria such as delinquency, default and foreclosure rates and trends, age of the loans, credit grade of borrowers, loan to value ratios, current economic and secondary market conditions, current and anticipated levels of loan volume, and other relevant factors. The allowance is increased by provisions for loan losses charged against income. Loan losses are charged against the allowance when management believes it is unlikely that the loan is collectable.

The allowance for loan losses on loans held for sale is based upon the fair market value of blocks of loans that are grouped by certain similar characteristics based upon loan to value ratios, holding period of the loan, etc. The allowance is increased by provisions for loan losses charged against income.

Origination fees: Net origination fees are recognized over the life of the loan or upon the sale of the loan, if earlier.

Real estate owned: Real estate owned is valued at the lower of cost or fair market value, net of estimated disposal costs. Cost includes loan principal and certain capitalized expenses. Any excess of cost over the estimated fair market value at the time of acquisition is charged to the allowance for loan losses. The estimated fair market value is reviewed periodically by management and any write-downs are charged against current earnings using a valuation account, which has been netted against real estate owned in the financial statements. Income from temporary rental of the properties is credited against the investment when collected. Capital improvements are capitalized to the extent of net realizable value. Additional carrying costs, including taxes, utilities and insurance, are also capitalized to the property, to the extent of net realizable value.

                                      F 8

APPROVED FINANCIAL CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS for the nine months ended September 30, 2000 and 1999

Note 1. Organization and Summary of Significant Accounting Policies, continued:

Premises and equipment: Premises, leasehold improvements and equipment are stated at cost less accumulated depreciation and amortization. The buildings are depreciated using the straight line method over thirty years. Leasehold improvements are amortized over the lesser of the terms of the lease or the estimated useful lives of the improvements. Depreciation of equipment is computed using the straight line method over the estimated useful lives of three to five years. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred.

Investments: The Company's investment in the stock of the Federal Home Loan Bank ("FHLB") of Atlanta is stated at cost.

All other investment securities, except the FHLB stock, are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income in shareholders' equity. Realized gains and losses on sales of securities are computed using the specific identification method.

Loan originations and income recognition: The Company applies a financial-components approach that focuses on control when accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This approach provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Gains on the sale of mortgage loans, representing the difference between the sales price and the net carrying value of the loans, are recognized when mortgage loans are sold and delivered to investors.

Interest on loans is credited to income based upon the principal amount outstanding. Interest is accrued on loans until they become 31 days or more past due.

Advertising costs: Advertising costs are expensed when incurred.

Income taxes: Taxes are provided on substantially all income and expense items included in earnings, regardless of the period in which such items are recognized for tax purposes. The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the estimated future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates. The Company established a $0.4 million valuation allowance for future

                                      F 9

APPROVED FINANCIAL CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS for the nine months ended September 30, 2000 and 1999

Note 1. Organization and Summary of Significant Accounting Policies, continued:

unrealizable benefits for the deferred tax asset. The valuation allowance is based upon an assessment by management of future taxable income and its relationship to realizability of deferred tax assets.

Earnings per share: The Company computes "basic earnings per share" by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. "Diluted earnings per share" reflects the effect of all potential dilution of common shares from stock options and warrants and convertible securities.

Comprehensive income: The Company classifies items of other comprehensive income
(loss) by their nature in a financial statement and displays the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional capital in the equity section of the consolidated balance sheets. The only item the Company has in Comprehensive Income (Loss) for the three and nine month periods ended September 30, 2000 and 1999, is an unrealized holding loss on securities, net of deferred taxes.

Goodwill recognition policy: Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight-line basis over 10 years. Periodically, the company reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. In management's opinion, no material impairment exists at September 30, 2000.

Segments: A public business enterprise is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company has evaluated this requirement and determined it operates in one segment.

New accounting pronouncements:

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS 137, is effective for fiscal year ends beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the financial statements and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designed as (a) a hedge of the exposure to

                                      F 10

APPROVED FINANCIAL CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS for the nine months ended September 30, 2000 and 1999

Note 1.    New accounting pronouncements, continued:

changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. This statement should not have any material impact on the financial statements.

Securities and Exchange Commission Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements", as amended by SAB 101B, must be adopted no later than the fourth calendar quarter of the year 2000. Adoption of SAB101 is not expected to have any material impact on the recognition, presentation, and disclosure of revenue.

In March 2000, the Financial Accounting Standards Board, (FASB) issued Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB Opinion No. 25 (FIN 44), providing new accounting rules for stock-based compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). FIN 44 does not change FASB Statement No. 123, Accounting for Stock-Based Compensation (FAS 123). The new rules are significant and could result in compensation expense in several situations in which no expense is typically recorded under current practice. FIN 44 is generally effective for transactions occurring after July 1, 2000, however, the accounting must be applied prospectively to certain transactions consummated after December 15, 1998. The Company is not aware of any transactions that will cause FIN 44 to have a material effect on its financial condition or results of operations.

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of provisions of SFAS No. 125 without reconsideration. The Statement requires a debtor to reclassify financial assets pledged as collateral and report these assets separately in the statement of financial position. It also requires a secured party to disclose information, including fair value, about collateral that it has accepted and is permitted by contract or custom to sell or repledge. The Statement includes specific disclosure requirements for entities with securitized financial assets and entities that securitize assets. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2000 and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company does not expect that FAS 140 will have a material effect on financial condition or results of operation.

                                      F 11

APPROVED FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY for the periods ended September 30, 2000, December 31, 1999 and 1998 (Dollars in thousands)

                                  Preferred Stock
                                     Series A             Common Stock                   Accumulated Other
                                -------------------  ---------------------  Additional     Comprehensive     Retained
                                  Shares    Amount      Shares    Amount      Capital      Income (Loss)     Earnings     Total
                                --------- ---------  ---------- ---------- ------------ ------------------- ---------- -----------
Balance at December 31, 1997          90   $     1    5,395,408  $  5,395    $       0    $        6,854     $ 12,805   $  25,055

   Net income                                                                                                     479         479
   Issuance of common stock                             116,706       117          552                                        669
   Repurchase of common stock                           (30,000)      (30)                                        (82)       (112)
   Unrealized loss on
     investments available
     for sale, net of tax                                                                         (6,824)                  (6,824)
                                --------- ---------  ---------- ---------- ------------ ------------------- ---------- -----------

Balance at December 31, 1998          90   $     1    5,482,114  $  5,482    $     552    $           30     $ 13,202   $  19,267

   Net loss                                                                                                    (7,922)     (7,922)
   Issuance of common stock
   Unrealized loss on
     investments available for
     sale, net of tax                                                                                (46)                     (46)
                                --------- ---------  ---------- ---------- ------------ ------------------- ---------- -----------

Balance at December 31, 1999          90   $     1    5,482,114  $  5,482    $     552    $          (16)    $  5,280   $  11,299
   Net loss
   Issuance of common stock                                                                                    (2,081)     (2,081)
   Unrealized loss on                                                                                 (3)                      (3)
     investments available for
     sale, net of tax
                                --------- ---------  ---------- ---------- ------------ ------------------- ---------- -----------

Balance at September 30, 2000         90   $     1    5,482,114  $  5,482    $     552    $          (19)    $  3,199   $   9,215
                                ========= =========  ========== ========== ============ =================== ========== ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                      F 12

                           APPROVED FINANCIAL CORP.
                       CONSOLIDATED FINANCIAL STATEMENTS

                              FOR THE YEARS ENDED
                       DECEMBER 31, 1999, 1998 AND 1997



APPROVED FINANCIAL CORP.

Contents                                                              Pages
                                                                      -----
Report of Independent Accountants...................................  F-13

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 1999 and 1998........  F-15

Consolidated Statements of Income (Loss) and Comprehensive
Income (Loss) for the years ended December 31, 1999, 1998 and 1997..  F-16

Consolidated Statements of Shareholders' Equity for the years ended December 31, 1999, 1998 and 1997..............................  F-17

Consolidated Statements of Cash Flows for the years ended
December 31, 1999, 1998 and 1997....................................  F-18

Notes to Consolidated Financial Statements..........................  F-20

                                      F 13

                       Report of Independent Accountants



To the Board of Directors of
Approved Financial Corp.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss) and comprehensive income (loss), of shareholders' equity and of cash flows present fairly, in all material respects, the consolidated financial position of Approved Financial Corp. and Subsidiaries (the "Company") at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of the statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




Virginia Beach, Virginia
March 2, 2000

                                      F 14

APPROVED FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
December 31, 1999 and 1998
(Dollars in thousands, except per share amounts)


               ASSETS                                 1999             1998
                                                   ----------      -----------

 Cash                                              $   10,656      $     6,269
 Mortgage loans held for sale, net                     62,765          100,820
 Mortgage loans held for yield, net                     4,006            4,224
 Real estate owned, net                                 2,274            1,707
 Investments                                            2,640            3,472
 Income taxes receivable                                5,644            2,023
 Deferred tax asset                                     1,676            3,330
 Premises and equipment, net                            6,086            5,579
 Goodwill, net                                          1,120            4,554
 Other assets                                           1,733            4,140
                                                   ----------      -----------

  Total assets                                     $   98,600      $   136,118
                                                   ==========      ===========

               LIABILITIES AND EQUITY

Liabilities:
 Revolving warehouse loan                          $   17,465      $    72,546
 FHLB bank advances                                     4,648                -
 Mortgage notes payable                                 2,341            1,210
 Notes payable-related parties                          2,993            3,628
 Certificate of indebtedness                            2,087            2,414
 Certificates of deposits                              55,339           29,728
 Accrued and other liabilities                          2,428            7,325
                                                   ----------      -----------

 Total liabilities                                     87,301          116,851
                                                   ----------      -----------

Commitments and contingencies                               -                -

Shareholders' equity:
 Preferred stock series A, $10 par value;                   1                1
   Noncumulative, voting:
     Authorized shares - 100
      Issued and outstanding shares - 90
 Common stock, par value - $1.00                        5,482            5,482
     Authorized shares - 40,000,000
      Issued and outstanding shares - 5,482,114
  Accumulated other comprehensive income (loss)           (16)              30
  Additional capital                                      552              552
  Retained earnings                                     5,280           13,202
                                                   ----------      -----------

  Total equity                                         11,299           19,267
                                                   ----------      -----------

    Total liabilities and equity                   $   98,600      $   136,118
                                                   ==========      ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                      F 15

APPROVED FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) for the years ended December 31, 1999, 1998 and 1997
(In thousands, except per share amounts)

                                                          1999               1998             1997
Revenue:
     Gain on sale of loans                           $     13,202      $      29,703      $      33,501
     Interest income                                        7,698             10,308             10,935
     Gain on sale of securities                                 0              1,750              2,796
     Other fees and income                                  7,834              7,042              4,934
                                                     ------------      -------------      -------------
                                                           28,734             48,803             52,166
                                                     ------------      -------------      -------------

Expenses:
     Compensation and related                              17,765             23,397             18,535
     General and administrative                            12,497             11,713             10,205
     Write down of goodwill                                 1,131                  0                  0
     Loss on sale/disposal of fixed assets                    796                  0                  0
     Loss on write off of securities                           73                  0                  0
     Loan production expense                                1,930              3,593              1,895
     Interest expense                                       4,957              6,252              6,157
     Provision for loan and foreclosed property             2,256              2,896              1,676
      losses
                                                     ------------      -------------      -------------
                                                           41,405             47,851             38,468
                                                     ------------      -------------      -------------

          Income (loss) before income taxes               (12,671)               952             13,698

Provision for (benefit from) income taxes                  (4,749)               473              5,638
                                                     ------------      -------------      -------------

          Net income (loss)                                (7,922)               479              8,060

Other comprehensive income, net of tax:
  Unrealized losses on securities:
    Unrealized holding loss arising during period             (46)            (6,824)            (4,547)
                                                     ------------      -------------      -------------

Comprehensive income (loss)                          $     (7,968)     $      (6,345)     $       3,513
                                                     ============      =============      =============

Net income (loss) per share:
          Basic                                      $      (1.45)     $        0.09      $        1.52
                                                     ============      =============      =============

          Diluted                                    $      (1.45)     $        0.09      $        1.51
                                                     ============      =============      =============

The accompanying notes are an integral part of the consolidated financial statements.

                                      F 16

     APPROVED FINANCIAL CORP.
     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY for the years ended December 31, 1999, 1998 and 1997
     (Dollars in thousands)


                                          Preferred Stock                                        Accumulated
                                              Series A           Common Stock                       Other
                                        -------------------   ------------------   Additional   Comprehensive   Retained
                                         Shares     Amount     Shares    Amount     Capital     Income (Loss)   Earnings     Total
                                        --------   --------   --------  --------   ----------   -------------   --------   --------
Balance at December 31, 1996                  90        $1   2,519,368   $  630     $ 1,485        $11,401      $ 7,692    $21,209

  Net income                                                                                                      8,060      8,060
  Exercise of warrants                                         176,836       44         288                                    332
    Change par value of                                                   2,022      (1,773)                       (249)         0
    stock
  Issuance of common stock                                       1,500        1                                                  1
  Stock dividend                                             2,697,704    2,698                                  (2,698)         0
  Unrealized loss on investments
    available for sale, net of tax                                                                  (4,547)                 (4,547)
                                        --------   --------  ---------  --------   ----------   -------------   --------   --------

Balance at December 31, 1997                  90        $1   5,395,408   $5,395     $     0        $ 6,854      $12,805    $25,055

  Net income                                                                                                        479        479
  Issuance of common stock                                     116,706      117         552                                    669
  Repurchase common stock                                      (30,000)     (30)                                    (82)      (112)
  Unrealized loss on investments
    available for sale, net of tax                                                                  (6,824)                 (6,824)
                                        --------   --------  ---------  --------   ----------   -------------   --------   --------

Balance at December 31, 1998                  90        $1   5,482,114   $5,482     $   552        $    30      $13,202    $19,267
  Net loss                                                                                                       (7,922)    (7,922)
  Unrealized loss on investments
    available for sale, net of tax                                                                     (46)                    (46)
                                        --------   --------  ---------  --------   ----------   -------------   --------   --------

Balance at December 31, 1999                  90        $1   5,482,114   $5,482     $   552        $   (16)     $ 5,280    $11,299
                                        ========   ========  =========  ========   ==========   ============    ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                                      F 17

APPROVED FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 1999, 1998 and 1997
(In thousands)

                                                                            1999           1998          1997
                                                                        ------------    ----------    ----------
Operating activities
     Net income (loss)                                                    $  (7,922)    $     479     $   8,060
     Adjustments to reconcile net income (loss) to net
      cash provided by (used in) operating activities:
          Depreciation of premises and equipment                              1,105           750           609
          Amortization of goodwill                                              455           395             -
          Provision for loan losses                                           2,042         3,064         1,534
          Provision for losses on real estate owned                             214          (168)          142
          Deferred tax expense                                                1,706           112        (1,325)
          (Gain) loss on sale of securities                                      81        (1,750)       (2,796)
          Loss on sale of real estate owned                                     648           660           654
          Gain on sale of loans                                             (13,202)      (29,703)      (32,696)
          Loss on write down of goodwill                                      1,131             -             -
          Proceeds from sale and prepayments of loans                       286,089       434,682       479,317
          Change in deferred hedging loss                                         -            91             -
          Originations of loans held for sale, net                         (240,017)     (429,555)     (490,397)
          Changes in assets and liabilities:
            Loan sale receivable                                                 25           (28)            -
            Other assets                                                      2,384        (2,931)         (882)
            Accrued and other liabilities                                      (450)         (709)        6,773
            Income tax payable                                               (3,621)       (3,184)          177
            Loan proceeds payable                                            (2,565)       (3,799)            -
                                                                        -----------     ---------     ---------

Net cash provided by (used in) operating activities                          28,103       (31,594)      (30,830)


Cash flows from investing activities:
     Purchase of securities                                                    (125)            -        (4,304)
     Sales of securities                                                          -         1,844         4,458
     Sales of ARM fund shares                                                 4,619         4,957             -
     Purchase of premises and equipment                                      (1,706)       (1,036)       (2,313)
     Sales of premises and equipment                                          1,322            29           199
     Loss on sale/disposal of fixed assets                                      796             -             -
     Sales of real estate owned                                               2,587         4,440         3,735
     Real estate owned capital improvements                                    (648)         (343)            -
     Purchases of ARM fund shares                                            (3,623)       (4,563)            -
     Purchases of FHLB stock                                                   (261)          (96)            -
     Net cash paid for acquisitions                                               -        (1,395)         (382)
                                                                        -----------     ---------     ---------

Net cash provided by investing activities                                     2,961         3,837         1,393

                                      F 18

APPROVED FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS, continued for the years ended December 31, 1999, 1998 and 1997
(In thousands)

                                                          1999          1998          1997
                                                     ------------    -----------   -----------
Cash flows from financing activities:
     Borrowings - warehouse                          $   169,576     $ 380,182     $ 471,717
     Repayments of borrowings - warehouse               (224,657)     (365,705)     (451,259)
     Proceeds from (repayments of) FHLB advances           4,648        (1,000)        1,000
     Principal payments on mortgage notes payable           (894)          (83)          (62)
     Net increase (decrease) in:
       Notes payable                                        (635)       (3,056)         (155)
       Certificates of indebtedness                         (326)           18            53
       Certificates of deposit                            25,611        11,914        16,238
     Exercise of common stock warrants                         -             -           332
     Redemption of common stock                                -          (113)            -
     Common stock shares issued                                -             -             2
                                                     -----------     ---------     ---------

Net cash (used in) provided by financing activities      (26,677)       22,157        37,866
                                                     -----------     ---------     ---------

Net increase (decrease) in cash                            4,387        (5,600)        8,429

Cash at beginning of year                                  6,269        11,869         3,440
                                                     -----------     ---------     ---------

       Cash at end of year                           $    10,656     $   6,269     $  11,869
                                                     ===========     =========     =========


Supplemental cash flow information:
     Cash paid for interest                          $     5,233     $   6,231     $   5,991
     Cash paid for income taxes                                -         3,546         5,461

Supplemental non-cash information:
     Loan balances transferred to real estate owned  $     4,019     $   3,930     $   4,641
     Exchange of stock for acquisition of Armada
       Residential Mortgage LLC                                -           669             -
     Accrued expenses incurred in exchange for
       goodwill in Connection with the ConsumerOne
       acquisition                                             -         1,575             -
     Purchase of building in exchange for note       $     2,025             -     $     800
       payable


The accompanying notes are an integral part of the consolidated financial statements.

                                      F 19

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 1.  Organization and Summary of Significant Accounting Policies:

Organization: Approved Financial Corp., a Virginia corporation ("Approved"), and its subsidiaries (collectively, the "Company") operate primarily in the consumer finance business of originating, servicing and selling mortgage loans secured primarily by first and second liens on one-to-four family residential properties. The Company sources mortgage loans through two origination channels; a network of mortgage brokers who refer mortgage customers to the Company ("broker" or "wholesale") and an internal sales staff that originate mortgages directly with borrowers ("retail" and "direct"). Approved has three wholly owned subsidiaries through which it originates residential mortgages: Approved Federal Savings Bank (the "Bank") is a federally chartered thrift institution with broker operations in seven states and nine retail offices as of December 31, 1999; Approved Residential Mortgage, Inc. ("ARMI") with one retail location at December 31, 1999; and MOFC d/b/a ConsumerOne Financial ("ConsumerOne") with one retail office in Michigan at December 31, 1999. Approved has a fourth wholly owned subsidiary, Approved Financial Solutions ("AFS"), through which it offers insurance products to its mortgage customers.

The Bank had a wholly owned subsidiary, Global Title Company ("Global Title"), which was licensed as a title insurance agency. Global Title did not produce material revenues during the twelve month period ended December 31, 1999. During the fourth quarter of 1999, ownership of Global Title was transferred to AFS from the bank in order to consolidate the Company's insurance operations.

Principles of accounting and consolidation: The consolidated financial statements of the Company include the accounts of Approved and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                      F 20

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 1.  Organization and Summary of Significant Accounting Policies, continued:

Cash and cash equivalents: Cash and cash equivalents consist of cash on deposit at financial institutions and short-term investments that are considered cash equivalents if they were purchased with an original maturity of three months or less.

Loans held for sale: Loans, which are all held for sale, are carried at the lower of aggregate cost or market value. Market value is determined by current investor yield requirements.

Loans held for yield: Loans are stated at the amount of unpaid principal less net deferred fees and an allowance for loan losses. Interest on loans is accrued and credited to income based upon the principal amount outstanding. Fees collected and costs incurred in connection with loan originations are deferred and recognized over the term of the loan.

Allowance for loan losses: The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the held for yield loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the current loan portfolio characteristics including criteria such as delinquency, default and foreclosure rates and trends, age of the loans, credit grade of borrowers, loan to value ratios, current economic and secondary market conditions, current and anticipated levels of loan volume, and other relevant factors. The allowance is increased by provisions for loan losses charged against income. Loan losses are charged against the allowance when management believes it is unlikely that the loan is collectable.

The allowance for loan losses on loans held for sales is based upon the fair market value of blocks of loans that are grouped by certain similar characteristics based upon loans to value ratios, holding period of the loan, etc. The allowance is increased by provisions for loan losses charged against income.

                                      F 21

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 1.  Organization and Summary of Significant Accounting Policies, continued:

Origination fees: The Company accounts for origination fees on mortgage loans held for sale in conformity with Statement of Financial Accounting Standards ("SFAS") No. 91, "Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." The statement requires that net origination fees be recognized over the life of the loan or upon the sale of the loan, if earlier.

Hedging: To offset the effects of interest rate fluctuations on the value of its fixed rate mortgage loans held for sale, the Company in certain cases will enter into Treasury security lock contracts, which function similarly to short sales of U.S. Treasury securities. Gains or losses from these contracts are deferred and recognized as an adjustment to gains on sale of loans when the loans are sold or when the related hedge position is closed.

Real estate owned: Real estate owned is valued at the lower of cost or fair market value, net of estimated disposal costs. Cost includes loan principal and certain capitalized expenses. Any excess of cost over the estimated fair market value at the time of acquisition is charged to the allowance for loan losses. The estimated fair market value is reviewed periodically by management and any write-downs are charged against current earnings using a valuation account, which has been netted against real estate owned in the financial statements. Income from temporary rental of the properties is credited against the investment when collected. Capital improvements are capitalized to the extent of net realizable value. Additional carrying costs, including taxes, utilities and insurance, are also capitalized to the property, to the extent of net realizable value.

Premises and equipment: Premises, leasehold improvements and equipment are stated at cost less accumulated depreciation and amortization. The buildings are depreciated using the straight line method over thirty years. Leasehold improvements are amortized over the lesser of the terms of the lease or the estimated useful lives of the improvements. Depreciation of equipment is computed using the straight line method over the estimated useful lives of three to five years. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred.

                                      F 22

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 1.  Organization and Summary of Significant Accounting Policies, continued:

Goodwill recognition policy: Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight-line basis over 10 years. Periodically, the company reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. In management's opinion, no material impairment exists at December 31, 2000.

Investments: The Company's investment in the stock of the Federal Home Loan Bank ("FHLB") of Atlanta is stated at cost.

All other investment securities, except the FHLB stock, are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as other comprehensive income in shareholders' equity.

Realized gains and losses on sales of securities are computed using the specific identification method.

Loan originations and income recognition: The Company applies a financial-components approach that focuses on control when accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This approach provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Gains on the sale of mortgage loans, representing the difference between the sales price and the net carrying value of the loans, are recognized when mortgage loans are sold and delivered to investors.

Interest on loans is credited to income based upon the principal amount outstanding. Interest is accrued on loans until they become 31 days or more past due.

Advertising costs:  Advertising costs are expensed when incurred.

                                      F 23

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 1.  Organization and Summary of Significant Accounting Policies, continued:

Income taxes: Taxes are provided on substantially all income and expense items included in earnings, regardless of the period in which such items are recognized for tax purposes. The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the estimated future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

Earnings per share: The Company computes "basic earnings per share" by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. "Diluted earnings per share" reflects the effect of all potentially dilutive potential common shares such as stock options and warrants and convertible securities.

The Company declared a 100% stock dividend effective November 21, 1997. The share and per share figures in this report have been adjusted to reflect this stock dividend.

Comprehensive Income: The Company classifies items of other comprehensive income
(loss) by their nature in a financial statement and displays the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional capital in the equity section of the consolidated balance sheets. The only item the Company has in Comprehensive Income (Loss) for the three years ended December 31, 1999, is an unrealized holding loss on securities, net of deferred taxes.

Segments: A public business enterprise is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company has evaluated this requirement and determined it operates in one segment.

                                      F 24

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 1.  Organization and Summary of Significant Accounting Policies, continued:

New accounting pronouncements:

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS 137, is effective for fiscal year ends beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the financial statements and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designed as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. This statement should not have any material impact on the financial statements.

In October 1998, SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," was issued, effective for the first fiscal quarter beginning after December 15, 1998. The new statement requires that after an entity that is engaged in mortgage banking activities has securitized mortgage loans that are held for sale, it must classify the resulting retained mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. Any retained mortgage-backed securities that are committed for sale before or during the securitization process must be classified as trading. This statement does not have any impact on the Company's financial statements since the Company has never securitized loans.

                                      F 25

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 2.  Investments:

The cost basis and fair value of the Company's investments at December 31, 1999 and 1998, are as follows (in thousands):

                                                                 1999                  1998
                                                        ---------------------  ----------------------
                                                           Cost       Fair       Cost     Fair Value
                                                           Basis      Value      Basis
                                                        ----------  ---------  ---------  -----------
Asset Management Fund, Inc. ARM Portfolio               $    2,134  $   2,108  $   3,219  $     3,203
FHLB stock                                                     407        407        146          146
IMC Mortgage Company common stock                                -          -         73          123
Other investments                                              125        125          -            -
                                                        ----------  ---------  ---------  -----------
                                                        $    2,666  $   2,640  $   3,438  $     3,472
                                                        ==========  =========  =========  ===========

The Company's investment in IMC Mortgage Company ("IMC") common stock had gross unrealized gains of $0 and $50,000 at December 31, 1999 and 1998, respectively. The Company's investment in the adjustable rate mortgage mutual fund had unrealized losses of $26,000 and $16,000 at December 31, 1999 and 1998, respectively.

The Company was an original limited partner in Industry Mortgage Company, L.P. (the "IMC Partnership"), a non-conforming residential mortgage company based in Tampa, Florida. The Company's initial ownership interest represented approximately 9.09% of the IMC partnership.

The IMC Partnership converted to a corporation, IMC, immediately before its initial public offering on June 24, 1996. The limited partners received common stock of IMC in exchange for their IMC Partnership interests as of June 24, 1996. The Company was issued 1,199,768 shares of IMC common stock at that time. Following the partnership's conversion to corporate form, the Company's investment in IMC is accounted for as an investment security available for sale under SFAS No. 115. As of December 31, 1999, the Company owned 435,634 shares of IMC stock; however, the stock has a minimal value. During 1998, the Company sold 558,400 shares of IMC stock for $1.9 million, which resulted in a pre-tax gain of $1.8 million. During 1997, the Company sold 233,241 shares of IMC stock for $3.7 million, which resulted in a pre-tax gain of $2.8 million. The Company also received 27,507 shares of IMC common stock as an incentive award relating to the volume of loans sold by the Company to IMC. All of the share figures above reflect a two-for-one split of IMC shares on February 13, 1997.

                                      F 26

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 3.   Mortgage Loans Held for Sale:

The Company owns first and second mortgages, which are being held as inventory for future sale. The loans are carried at the lower of cost or market. These mortgage loans have been pledged as collateral for the warehouse financing. Loans at December 31, 1999 and 1998, were as follows (in thousands):

                                                            1999              1998
                                                       --------------    --------------
Mortgage loans held for sale                           $       64,857    $      105,115
Net deferred origination fees and hedging costs                  (869)           (1,966)
Allowance for loan losses                                      (1,223)           (2,329)
                                                       --------------    --------------
Total mortgage loans, net                              $       62,765    $      100,820
                                                       ==============    ==============

As of December 31, 1999, 1998 and 1997, the recorded investment in loans for which impairment has been determined in totaled $2.0 million, $4.1 million, and $2.5 million, respectively. The average recorded investment in impaired loans for the years ended December 31, 1999, 1998 and 1997 was $3.5 million, $2.6 million and $0.8 million, respectively. Interest income recognized related to these loans was $89,000, $86,000 and $94,000 during 1999, 1998 and 1997, respectively. Due to the homogenous nature and collateral for these loans, there is no corresponding valuation allowance.

Nonaccrual loans were $2.2 million and $5.9 million at December 31, 1999 and 1998, respectively. The amount of additional interest that would have been recorded had these loans not been placed on nonaccrual status was approximately $152,000, $212,000, and $154,000 in 1999, 1998 and 1997, respectively.

Changes in the allowance for loan losses for the years ended December 31, 1999, 1998 and 1997 were (in thousands):

                                                1999            1998            1997
                                           --------------   ------------    ------------
Balance at beginning of year               $        2,329   $      1,614     $       904
Acquisitions                                            0             49               0
Charge-offs                                        (3,286)        (2,372)           (953)
Recoveries                                             36            162             182
Provision                                           2,144          2,876           1,481
                                           --------------   ------------    ------------
     Balance at end of year                $        1,223   $      2,329     $     1,614
                                           ==============   ============    ============

                                      F 27

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 4.   Mortgage Loans Held for Yield:

The Savings Bank holds certain first-lien mortgage loans to obtain a favorable interest margin. The loans are carried at cost. These loans are obtained either by direct purchase from AFC or designated as held for yield when funded by the Bank. Certain of these loans have been pledged as collateral for the FHLB financing. Loans held for yield at December 31, 1999 and 1998 were as follows (in thousands):

                                                        1999               1998
                                                     -----------       -----------
Mortgage loans held for yield                        $     4,197       $     4,385
Net deferred origination fees and hedging costs              (32)              100
Allowance for loan losses                                   (159)             (261)
                                                     -----------       -----------
Total mortgage loans, net                            $     4,006       $     4,224
                                                     ===========       ===========

No mortgage loans held for yield were on nonaccrual status at December 31, 1999 or 1998.

Changes in the allowance for loan losses for the years ended December 31, 1999, 1998 and 1997 were (in thousands):

                                         1999             1998           1997
                                     ------------     ------------   ------------
Balance at beginning of year         $        261     $         73   $         20
Provision                                    (102)             188             53
                                     ------------     ------------   ------------
     Balance at end of year          $        159     $        261   $         73
                                     ============     ============   ============

                                      F 28

     APROVED FINANCIAL CORP.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

     Note 5.   Real Estate Owned:

     Real estate owned is valued at the lower of cost or fair market value, net of estimated disposal costs.

     Changes in the real estate owned valuation allowance for the years ended December 31, 1999, 1998 and 1997 were (in thousands):


                                       1999     1998     1997
                                     -------   ------   -------

Balance at beginning of year         $   503   $  671   $   529
Provision                                214     (168)      142
                                     -------   ------   -------

     Balance at end of year          $   717   $  503   $   671
                                     =======   ======   =======



     Note 6.   Premises and Equipment:

     Premises and equipment at December 31, 1999 and 1998, were summarized as follows (in thousands):


                                                         1999       1998
                                                       ---------  ---------

     Land                                              $   1,413  $     240
     Building & Improvements                               2,947      2,513
     Office Equipment & Furniture                          1,780      2,303
     Computer Software/Equipment                           1,766      2,346
     Vehicles                                                223        235
                                                       ---------  ---------

                                                           8,129      7,637
     Less accumulated depreciation and amortization        2,043      2,058
                                                       ---------  ---------

          Premises and equipment, net                  $   6,086  $   5,579
                                                       =========  =========


     The Company has several capital leases for computer and other equipment included in the premises and equipment table above. See Note 6 for further discussion on capital leases.

                                      F 29

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997


Note 7.  Capital Leases:

Assets recorded under capital leases at December 31, 1999 and 1998, consist of the following (in thousands):

                                           1999           1998
                                        ---------     -----------


Computer equipment                      $     154     $       322
Furniture & equipment                         224             302
Less:  Accumulated amortization              (176)           (116)
                                        ---------     -----------

                                        $     202     $       508
                                        =========     ===========

Amortization expense for the years ended December 31, 1999 and 1998, approximated $167,000 and $116,000, respectively.


Future minimum rental commitments, including the bargain purchase option exercisable at the end of the lease terms and the present value of the net minimum lease payments as of December 31, 1999, are as follows (in thousands):



                2000                          $    139
                2001                                85
                2002                                22
                                              --------

                                                   246

Less - amount representing interest                 31
                                              --------

Present value of net minimum lease payments   $    215
                                              ========


The Company has the option to purchase these assets at an established price at the end of the lease terms. The Company recognized approximately $49,000 and $36,000 of interest expense related to the lease obligations for the years ended December 31, 1999 and 1998, respectively.

                                      F 30

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997


Note 8.   Leases

The Company leases some of its office facilities and equipment under operating leases, which expire at various times through 2004. Lease expense was $2.0 million, $1.4 million, and $1.0 million in 1999, 1998 and 1997, respectively. Total minimum lease payments under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 1999, were as follows (in thousands):




                    2000                       $     724
                    2001                             344
                    2002                             152
                    2003                              64
                    2004                              48
                                               ---------

                                               $   1,332
                                               =========

                                      F 31

     APPROVED FINANCIAL CORP.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

     Note 9.   Revolving Warehouse Facilities:

     Amounts outstanding under revolving warehouse facilities at December 31, 1999 and 1998, were as follows (in thousands):


                                                       1999         1998
                                                    ---------    ---------

Warehouse facility with commercial bank             $  12,142    $       0
collateralized by mortgages/deeds of trust;
expires June 7, 2000, with interest at 1.75% over applicable LIBOR rate (5.8225% at December
31, 1999); total credit available $15 million.

Warehouse facility with commercial bank                 5,323            0
collateralized by mortgages/deeds of trust;
expires November 10, 2001, with interest at 3.25% over applicable LIBOR rate (5.8225% at December 31, 1999); total credit available $20 million.


Syndicated warehouse facility with commercial               0       59,261
bank collateralized by mortgages/deeds of trust; expired in 1999.

                                                                     7,076
Syndicated seasoned loan line of credit with                0
commercial banks collateralized by
mortgages/deeds of trust; expired in 1999.

Subsidiaries warehouse facility with investor               0        6,209
collateralized by mortgages/deeds of trust;
expired in 1999.
                                                    ---------    ---------

                                                    $  17,465    $  72,546
                                                    =========    =========




                                      F 32

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 9.   Revolving Warehouse Facilities, continued:

On November 10, 1999, the Company obtained a $20.0 million subprime line of credit from Regions Bank. The line is secured by loans originated by the Company and bears interest at a rate of 3.25% over the one-month LIBOR rate. The Company may receive warehouse credit advances of 100% of the net loan value amount on pledged mortgage loans for a period of 90 days after origination. As of December 31, 1999, $5.3 million was outstanding under this facility. The line of credit is scheduled to expire on November 10, 2001.

On November 10, 1999, the Company obtained a $20.0 million conforming loan line of credit from Regions Bank. The line is secured by loans originated by the Company and bears interest ranging from 2.25% to 2.75% over the one-month LIBOR rate based upon the monthly advance levels. The Company may receive warehouse credit advances of 100% of the net loan value amount on pledged mortgage loans for a period of 90 days after origination. As of December 31, 1999, there were no borrowings outstanding under this facility. The line of credit is scheduled to expire on November 10, 2001.

Effective on December 8, 1999, the Company obtained an amendment to their warehouse line of credit agreement with Chase Bank of Texas. Since the utilization of the credit line has been very low in 1999, the amendment reduced the size of the warehouse facility to $15.0 million, and all bank syndicate members other than Chase were released from the commitment. The line is secured by loans originated by the Company and bears interest at a rate of 1.75% over the one-month LIBOR rate. The Company may receive warehouse credit advances of 95% of the original principal balances on pledged mortgage loans for a maximum period of 180 days after origination. As of December 31, 1999, $12.1 million was outstanding under this facility. The line is scheduled to expire on June 7, 2000, and will not be renewed.

                                      F 33

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 10.  Deposits:

The following table sets forth various interest rate categories for the FDIC-insured certificates of deposit of the Bank as of December 31, 1999 and 1998 (in thousands):

                                                           1999                             1998
                                            ------------------------------     ---------------------------
                                                  Weighted                        Weighted
                                                   Average                         Average
                                                    Rate          Amount            Rate          Amount
                                            ---------------     ----------     -------------    ----------
5.24% or less                                       5.18%        $   793              5.18%        $ 1,883
5.25 - 5.49%                                        5.36           8,813              5.34           5,651
5.50 - 5.74                                         5.61           1,389              5.65           2,179
5.75 - 5.99                                         5.89           7,733              5.86          12,789
6.00 - 6.24                                         6.18          14,152              6.12           6,039
6.25 - 6.49                                         6.37          19,391              6.40           1,187
6.50 - 6.74                                         6.65           3,068                 -               -
                                            ------------       ---------         ---------      ----------

                                                    6.07%        $55,339              5.78%        $29,728
                                            ============       =========         =========      ==========

The following table sets forth the amount and maturities of the certificates of deposit of the Bank at December 31, 1999 (in thousands):

                                          Over Six Months        Over One Year      Over Two Years
                     Six Months or       and Less than One       and Less than
                         Less                   Year               Two Years                          Total
                    ---------------     -------------------    ----------------    ----------------  --------
5.24% or less             $   495                  $   199              $   99            $    -     $   793
5.25 - 5.49%                2,670                    1,984               2,475             1,684       8,813
5.50 - 5.74                   397                      100                 297               595       1,389
5.75 - 5.99                 2,978                    1,983               1,883               889       7,733
6.00 - 6.24                 8,436                    4,328                 198             1,190      14,152
6.25 - 6.49                 6,533                   11,867                 892                99      19,391
6.50 - 6.74                     -                    2,969                  99                 -       3,068
                    -------------       ------------------     ---------------     -------------     -------

                          $21,509                  $23,430              $5,943            $4,457     $55,339
                    =============       ==================     ===============     =============     =======

At December 31, 1999, sixty-eight certificates of deposit totaling $27,159,000 were in amounts of $100,000 or greater.

                                      F 34

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 11.  Federal Home Loan Bank Advances:

At December 31, 1999, the Bank has pledged its FHLB stock and qualifying residential mortgage loans with an aggregate balance of $3.6 million as collateral for such FHLB advances under a specific collateral agreement with a limit of $15.0 million at December 31, 1999. Interest is computed based on the lender's cost of overnight funds. The interest rates on December 31, 1999 and 1998, were 4.55% and 5.10%, respectively. Interest expense on FHLB advances totaled $36,000, $76,000 and $3,000 in 1999, 1998 and 1997, respectively.


Note 12.  Notes Payable - Related Parties:

Notes payable - related parties are amounts due to shareholders, officers and others related to the Company. These notes are subordinate to the line of credit and all other collateralized indebtedness of the Company. Interest expense on notes payable - related parties was $332,000, $554,000, and $666,000, in 1999, 1998 and 1997, respectively. The interest rates on the notes range from 8.00% to 10.25% and the notes mature as follows (in thousands):

          2000              $  748
          2001                   0
          2002                  96
          2003                 596
          2004               1,553
                         ---------

                            $2,993
                         =========

                                      F 35

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997


Note 13.   Certificates of Indebtedness:

Certificates of indebtedness are uninsured deposits authorized for financial institutions such as the Company, which have Virginia industrial loan association charters. The certificates of indebtedness are loans from Virginia residents for periods of one to five years at interest rates between 6.75% and 10.00%. Interest expense on the certificates was $225,000, $224,000, and $225,000 in 1999, 1998 and 1997, respectively.

Certificates of indebtedness maturities were as follows as of December 31, 1999 (in thousands):

          2000               $  760
          2001                  476
          2002                  552
          2003                  263
          2004                   36
                          ---------

                             $2,087
                          =========

                                      F 36

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997


Note 14.  Mortgage Notes Payable:

The Company has two remaining mortgage notes payable to a commercial bank. The notes are collateralized by two office buildings used by the Company for its corporate headquarters. The mortgage notes are summarized as follows (in thousands):

                                                         1999          1998
                                                      ----------    ----------
Mortgage note with commercial bank
collateralized by office building; original
amount of $590,000; monthly payments of
$7,186; matures May 2004; with interest at
7.99%                                                   $    316      $    375

Mortgage note with commercial bank
collateralized by office building; original
amount $2,025,000; monthly payments of
$21,170; matures November 2019; with
interest at 8.625%                                         2,025             0

Mortgage note with commercial bank paid off
March 1999.                                                    0           759

Mortgage note payable- foreclosed properties                   0            76
                                                      ----------    ----------

                                                        $  2,341      $  1,210
                                                      ==========    ==========

Interest expense on mortgage loans payable was $62,000, $99,000 and $73,000 in 1999, 1998 and 1997 respectively.

Aggregate maturities for mortgage payable are as follows as of December 31, 1999 (in thousands):

          2000                      $   96
          2001                         112
          2002                         122
          2003                         132
          2004                          86
          Thereafter                 1,793
                                 ---------

                                    $2,341
                                 =========

                                      F 37

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997


Note 15.  Shareholders' Equity:

In January 1998, the Company issued 104,146 split-adjusted shares of its Common Stock to purchase a senior officer's 17% ownership interest in Armada Residential Mortgage, LLC ("Armada LLC") that was terminated in September 1997. The senior officer terminated his employment with Armada LLC and became an employee of Approved Residential Mortgage, Inc. ("ARMI"). The Company also issued 12,560 split-adjusted shares to a key employee of Armada LLC.

In December 1998, the Company repurchased 30,000 shares of its Common Stock at $3.75 per share. The Company's Board of Directors authorized this stock buy back plan at its quarterly board meeting held on November 2, 1998. The Company was authorized to repurchase up to 1 million shares of its Common Stock. As of December 31, 1999, the Company is still authorized to purchase up to 1 million shares.


Note 16.  Stock Options:

On June 28, 1996, the Company adopted the 1996 Incentive Stock Option Plan. The Company's stock option plan provides primarily for the granting of nonqualified stock options to certain key employees. Generally, options are granted at prices equal to the market value of the Company's stock on the date of grant, vest over a three-year period, and expire ten years from the date of the award.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in 1995 and, if fully adopted, changes the method of recognition of cost on plans similar to those of the Company. The Company has adopted the alternative disclosure established by SFAS No. 123. Therefore, pro forma disclosures as if the Company adopted the cost recognition requirements under SFAS No. 123 are presented on the following table:

                                      F 38

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997


Note 16.   Stock Options, continued:

A summary of the Company's stock options, including weighted average exercise price (Price) as of December 31, 1999, 1998 and 1997, and the changes during the years is presented below:

                                                   1999                                         1998
                                  -------------------------------------       --------------------------------------
                                       Shares               Price                  Shares                Price
                                  ---------------    ------------------       ---------------    -------------------
Outstanding at beginning of year          108,325       $          5.19                 9,200       $           9.75

Granted                                    21,425                  4.00                 8,050                  13.50
Granted                                         -                     -                91,475                   4.00
Repriced                                    9,150                  4.00                     -                      -
Cancelled                                   5,000                  9.75                   400                   4.00
Cancelled                                   7,100                 13.50                     -
Cancelled                                   8,400                  4.00                     -                      -
                                  ---------------    ------------------       ---------------    -------------------
Outstanding at end of year                118,400       $          4.37               108,325       $           5.19
                                  ===============    ==================       ===============    ===================

Options available for future grant        138,100                                     148,175
                                  ===============                             ===============

Weighted-average fair value of
     options granted during year                        $          1.00                             $           1.20
                                                     ==================                          ===================


                                                   1997
                                  -------------------------------------
                                       Shares               Price
                                  ---------------    ------------------
Outstanding at beginning of year                -                     -

Granted                                     9,200          $       9.75
                                  ---------------    ------------------
Outstanding at end of year                  9,200          $       9.75
                                  ===============    ==================

Options available for future grant        242,800
                                  ===============

Weighted-average fair value of
     options granted during year                           $       3.49
                                                     ==================

          The weighted-average remaining contractual life of options granted at December 31, 1999, 1998 and 1997 was 9 years, 8 years, and 7 years respectively.

                                      F 39

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 16.  Stock Options, continued:

The fair value of each option granted during 1999, 1998 and 1997 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of zero; expected volatility of 48.99% in 1999, 34.48% in 1998 and 34.12% in 1997; risk-free interest rate of 5.75% for options granted in June 1999, 5.99% for options granted in November 1999, risk-free interest rate of 5.42% for options granted in January 1998, 4.54% for options granted in November 1998, and 6.00% for options granted in 1997.

Had compensation cost for the 1999, 1998 and 1997 grants for stock-based compensation plans been recorded by the Company, the Company's pro forma net income (loss) and pro forma net income (loss) per common share for 1999, 1998 and 1997 would have been as follows:

(In thousands, except per share amounts)

                                                       Year Ended                                 Year Ended
                                                    December 31, 1999                         December 31, 1998
                                        --------------------------------------       ----------------------------------
                                            As Reported           Pro Forma             As Reported         Pro Forma
                                        --------------------------------------       ----------------------------------
Net income (loss)                           $(7,922)              $(7,939)                 $ 479             $ 371
Net income (loss) per
common share - Basic                          (1.45)                (1.45)                  0.09              0.07
Net income (loss) per
common share - Dilutive                       (1.45)                (1.45)                  0.09              0.07


                                                                  Year Ended
                                                              December 31, 1997
                                                 ------------------------------------------
                                                      As Reported              Pro Forma
                                                 ------------------------------------------
Net income                                          $       8,060             $   8,041
Net income per common share - Basic                          1.52                  1.52
Net income per common share - Dilutive                       1.51                  1.51


The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. There were no awards prior to 1997 and additional awards in future years are anticipated.

                                      F 40

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 17.  Earnings Per Share:

The Company's earnings per share have been calculated in accordance with SFAS No. 128, "Earnings Per Share." The statement requires calculations of basic and diluted earnings per share. These calculations are described in Note 1. The following table shows the reconciling components between basic and diluted earnings per share:

                                                                                       Weighted Average
                                                                                            Shares                Earnings (Loss)
                                                         Net Income (Loss)                Outstanding                   Per
                                                            (Numerator)                  (Denominator)                 Share
                                                    ------------------------------------------------------------------------------
For the Year Ended December 31, 1999

Basic and dilutive earnings per share                             $(7,922,000)                   5,482,114                  $(1.45)
                                                    =========================      =======================     ===================


For the Year Ended December 31, 1998

Basic earnings per share                                          $   479,000                    5,465,034                  $ 0.09

Effect of dilutive securities:                                              -                       46,338                       -
     Common stock issued
                                                    -------------------------      -----------------------     -------------------

Diluted earnings per share                                        $   479,000                    5,511,372                  $ 0.09
                                                    =========================      =======================     ===================

For the Year Ended December 31, 1997

Basic earnings per share                                          $ 8,060,000                    5,310,263                  $ 1.52

Effect of dilutive securities:
     Stock options                                                          -                        1,162                       -
     Common stock payable                                                   -                       34,532                    (.01)
                                                    -------------------------      -----------------------     -------------------

Diluted earnings per share                                        $ 8,060,000                    5,345,957                  $ 1.51
                                                    =========================      =======================     ===================

                                      F 41

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997


Note 18.   Income Taxes:

The components of income tax expense (benefit) for the years ended December 31, 1999, 1998 and 1997, were as follows (in thousands):

                                                    1999                      1998                     1997
                                           --------------------     ----------------------    -------------------
Current                                                 $(6,455)                     $ 361                $ 6,963
Deferred                                                  1,706                        112                 (1,325)
                                           --------------------     ----------------------    -------------------

                                                        $(4,749)                     $ 473                $ 5,638
                                           ====================     ======================    ===================


The provision for (benefit from) income taxes for financial reporting purposes differs from the amount computed by applying the statutory federal tax rate of 34% to income before taxes. The principal reasons for these differences for the years ended December 31, 1999, 1998 and 1997, were (in thousands):



                                                   1999                  1998                 1997
                                           -----------------     ------------------    -----------------
Provision for (benefit from) income                  $(4,308)                 $ 339               $4,731
     taxes at statutory
     federal rate
State income taxes, net                                 (585)                    58                  827
     of federal benefit
Nondeductible expenses                                    37                     71                   79
Other, net                                               107                      5                    1
                                           -----------------     ------------------    -----------------

                                                     $(4,749)                 $ 473               $5,638
                                           =================     ==================    =================

                                      F 42

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 18.   Income Taxes, continued:

Significant components of the Company's deferred tax assets and liabilities at December 31, 1999 and 1998, were (in thousands):

                                                                1999                     1998
                                                       ---------------------    ---------------------
Deferred tax assets:                                                  $  811                   $1,231
  Allowance for loan and real estate
      owned losses
  Deferred loan fees                                                       -                      847
  Mark to market on mortgage loans                                       300                      670
       held for sale
  Deferred income                                                          8                        1
  Accrued premium recapture                                              193                      229
  Accrued expenses                                                        89                      196
  Accrued 401(k) match                                                    68                       60
  Accrued insurance expense                                              189                       60
  Other                                                                   18                       79
                                                       ---------------------    ---------------------

Total deferred tax assets                                              1,676                    3,373

Deferred tax liabilities:
  Unrealized appreciation of investments                                   -                       19
  Other                                                                    -                       24
                                                       ---------------------    ---------------------

Total deferred tax liabilities                                             -                       43
                                                       ---------------------    ---------------------

Net deferred tax asset                                                $1,676                   $3,330
                                                       =====================    =====================

The Company believes that a valuation allowance with respect to the realization of the gross total deferred tax assets is not necessary. Based on the management's expected improvements of sufficient taxable income and reversing temporary differences, management believes it is likely that the Company will realize the gross deferred tax assets existing at December 31, 1999. However, there can be no assurances that the Company will generate taxable income in any future period.

                                      F 43

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 19.   Retirement Plans:

The Company has a defined contribution profit sharing plan, which is administered by officers of the Company. Company contributions to the plan are discretionary, as authorized by the Board of Directors. There were no contributions for 1999, 1998 and 1997. Participants are also eligible to make voluntary contributions to the plan, at the discretion of the administrator. There were no voluntary contributions to the plan for the years ended December 31, 1999, 1998 and 1997.

The Company has a nonqualified retirement plan for several key members of management. The plan allows participants to defer compensation from the current year. Company contributions to the plan are discretionary, as authorized by the Board of Directors. Contributions for the years ended December 31, 1999, 1998 and 1997, were $0, $0, and $10,000, respectively.

The Company sponsors a 401(k) Retirement Plan. The Plan is a defined contribution plan covering all employees who have completed at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Company contributes an amount equal to 50% of a participant's payroll contribution up to 6% of a participant's annual compensation. The Company's contributions to the plan for the years ended December 31, 1999, 1998 and 1997, were $141,000, $162,000, and $115,000, respectively.


Note 20.   Employment Agreements:

The Company has employment agreements with various employees. The agreements expire at various times from 1999 through 2001. Among other things, the agreements provide for severance benefits payable to the officers upon termination of employment following a change of control in the Company.

                                      F 44

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 21.   Regulatory Capital:

Financial institutions, such as the Bank, must maintain specific capital standards that are no less stringent than the capital standards applicable to national banks. Regulations of the OTS currently maintain three capital standards: a tangible capital requirement, a core capital requirement, and a risk-based capital requirement.

The tangible capital standard requires the Bank to maintain tangible capital of not less than 1.5% of total adjusted assets. As it applies to the Bank, "tangible capital" means core capital (as defined below).

The core capital standard requires the Bank to maintain "core capital" of not less than 4.0%. Core capital includes the Bank's common shareholders' equity, adjusted for certain non-allowable assets.

The risk-based standard requires the Bank to maintain capital equal to 8.0% of risk-weighted assets. The rules provide that the capital ratio applicable to an asset will be adjusted to reflect the degree of credit risk associated with such asset, and the asset base used for computing the capital requirement includes off-balance sheet assets.

At December 31, 1999 and 1998, the Bank was classified as a "well-capitalized" institution (financial institutions that maintain total risk based capital in excess of 10%) as determined by the OTS and satisfied all regulatory capital requirements, as shown in the following table reconciling the Bank's capital to regulatory capital (in thousands):

                                                                      Tangible                Core             Risk-Based
                                                                      Capital                Capital             Capital
                                                                   ------------          -------------         -----------
December 31, 1999

GAAP capital                                                        $     6,356            $   6,356           $   6,356
Add:  unrealized loss on securities                                          16                   16                  16
Non-allowable asset:  goodwill                                             (101)                (101)               (101)
Additional capital item:  general allowance                                   -                    -                 336
                                                                   ------------           ----------           ---------
Regulatory capital - computed                                             6,271                6,271               6,607
Minimum capital requirement                                               1,106                2,949               4,004
                                                                   ------------           ----------           ---------

Excess regulatory capital                                           $     5,165           $    3,322           $   2,603
                                                                   ============           ==========           =========

Ratios:
     Regulatory capital - computed                                         8.51%                8.51%              13.20%
     Minimum capital requirement                                           1.50                 4.00                8.00
                                                                   ------------           ----------           ---------

Excess regulatory capital                                                  7.01%                4.51%               5.20%
                                                                   ============           ==========           =========

                                     F 45

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 21.   Regulatory Capital, continued:

                                                           Tangible                Core              Risk-Based
                                                           Capital                Capital              Capital
                                                     ------------------     ----------------     ----------------
December 31, 1998
GAAP capital                                         $            5,058     $          5,058     $          5,058
Add:  unrealized loss on securities                                  15                   15                   15
Non-allowable asset:  goodwill                                     (116)                (116)                (116)
Additional capital item:  general allowance                           -                    -                  276
                                                     ------------------     ----------------     ----------------
Regulatory capital - computed                                     4,957                4,957                5,233
Minimum capital requirement                                         578                1,157                2,166
                                                     ------------------     ----------------     ----------------

Excess regulatory capital                            $            4,379     $          3,800     $          3,067
                                                     ==================     ================     ================

Ratios:
     Regulatory capital - computed                                12.86%               12.86%               19.33%
     Minimum capital requirement                                   1.50                 4.00                 8.00
                                                     ------------------     ----------------     ----------------

Excess regulatory capital                                         11.36%                8.86%               11.33%
                                                     ==================     ================     ================

The payment of cash dividends by the Bank is subject to regulation by the OTS. The OTS measures an institution's ability to make capital distributions, which includes the payment of dividends, according to the institution's capital position. For institutions, such as the Bank, that meet their fully phased-in capital requirements, the OTS has established "safe harbor" amounts of capital distributions that institutions can make after providing notice to the OTS, but without needing prior approval. Effective April 1, 1999, the OTS has adopted regulations that provide that an OTS-regulated institution will not have to file a capital distribution notice with OTS upon meeting certain conditions. Institutions can distribute amounts in excess of the safe harbor amount without the prior approval of the OTS. The Bank did not pay cash dividends to Approved in 1999, 1998 or 1997.

Note 22.  Disclosures About Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the financial statements, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based upon estimates using present value or other valuation techniques. Those techniques are significantly affected

                                     F 46

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 22.  Disclosures About Fair Value of Financial Instruments, continued:

by the assumptions used, including the discount rate and the estimated future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

The following methods and assumptions were used to estimate the fair value of the Company's financial instruments:

Cash and cash equivalents: The carrying amount of cash on hand and on deposit at financial institutions is considered to be a reasonable estimate of fair market value.

Securities:  Fair values are based on quoted market prices or dealer quotes.

Mortgage loans: The estimate of fair value is based on current pricing of whole loan transactions that a purchaser unrelated to the seller would demand for a similar loan. The fair value of mortgage loans held for sale approximated $69,623,000 and $109,637,000 at December 31, 1999 and 1998, respectively.

Interest receivable and interest payable: The carrying amount approximates fair value.

Revolving warehouse lines: Collateralized borrowings consist of warehouse finance facilities and term debt. The warehouse finance facilities have maturities of less than one year and bear interest at market rates and, therefore, the carrying value is a reasonable estimate of fair value.

Certificates of deposit: The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The fair value of certificates of deposit approximated $55,064,000 and $29,853,000 at December 31, 1999 and 1998,
respectively.

                                     F 47

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Mortgage loans payable: The fair value of mortgage loans payable is based on the discounted value of expected cash flows. The discount rates used are those currently offered for mortgage loans with similar remaining contractual maturities and terms. The fair value of the mortgage loans payable approximated $1,765,000 and $1,058,000 at December 31, 1999 and 1998, respectively.

Other term debt: The carrying amount of outstanding term debt, which bears market rates of interest, approximates its fair value.

Note 23. Sale of Building:

The Company sold the administrative and executive office building located at 3386 Holland Road, Virginia Beach, Virginia. The sale price was $1,081,250, which resulted in a minimal gain for the Company. The Company had a mortgage note payable on this property in the amount of $751,674 at the time of sale. The closing date for this transaction was March 26, 1999. The Company has also entered into a lease agreement with the purchaser to lease back 15,574 square feet of the premises for an initial term commencing from the closing date to September 30, 1999, with the option to renew the lease for three additional one month terms. The Company renewed this lease for a three month term ending December 31, 1999. The lease payment is $15,000 per month.

                                     F 48

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 24.  Purchase of Land:

The Company purchased 7.77 acres of land from the City of Virginia Beach Development Authority on March 11, 1999, on which it originally planned to construct a new administrative and executive office building to consolidate the Virginia Beach locations. The purchase price of the land was approximately $642,000. Subsequently, another building located in the same office park development that accommodates the Company's space requirements became available for purchase and was acquired by the Company (see Note 24).

Note 25.  Purchase of Building:

On October 15, 1999, the Company entered into an agreement to purchase an office building in Virginia Beach, Virginia, to be used as the Company's new administrative and executive office building. The purchase price of the building was $2,250,000. The Company financed this transaction through a non-affiliated Virginia Beach lender with a mortgage note in the amount of $2,025,000.

Note 26.  Significant Fourth Quarter Events:

In the fourth quarter 1999, the Company recorded a charge of $1.1 million for the write-off of goodwill related to the 1998 acquisition of the Funding Center of Georgia ("FCGA") and Mortgage One Financial Corp. ("MOFC, Inc."). The rapidly changing and competitive environment, which has resulted in shrinking margins, has prevented the Company from achieving operating profits at levels that existed prior to the acquisitions. The Company evaluated goodwill by comparing the unamortized goodwill with revised projected operating results. This resulted in writing off all of the goodwill for the FCGA acquisition and writing the MOFC, Inc. acquisition goodwill down to $575,000.

Also, in the fourth quarter of 1999, the Company recorded a charge of $0.4 million for the write-off of computers and equipment no longer in service because of the branch closings in 1999. There was also an expense of $0.3 million regarding legal and architectural costs, which were previously capitalized, for construction of a new corporate headquarters. Since the Company purchased an office building for its corporate headquarters, plans to build a corporate headquarters were cancelled, and therefore the capitalized costs were expensed.

                                     F 49

APPROVED FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998 and 1997

Note 26. Quarterly Financial Data (Unaudited):

The following is a summary of selected quarterly operating results for each of the four quarters in 1999 and 1998:

(In thousands, except per share data)


                                                    March 31              June 30             September 30           December 31
                                                ---------------       --------------        ----------------      ----------------
1999:
Gain on sale of loans                           $         4,396       $        3,127        $          2,920      $          2,759
Net interest income                                       1,013                  731                     656                   341
Provision for losses                                      1,279                  (33)                    179                   831
Other income                                              2,290                2,106                   1,971                 1,467
Other expenses                                            8,253                8,115                   7,672                10,152
                                                ---------------       --------------        ----------------      ----------------
Income (loss) before income taxes                        (1,833)              (2,118)                 (2,304)               (6,416)
Provision for income taxes                                 (598)                (808)                   (901)               (2,442)
                                                ---------------       --------------        ----------------      ----------------
Net income (loss)                               $        (1,235)      $       (1,310)       $         (1,403)     $         (3,974)
                                                ===============       ==============        ================      ================
Basic and diluted net income (loss) per share   $          (.23)      $         (.24)       $           (.26)     $           (.73)
                                                ===============       ==============        ================      ================


1998:
Gain on sale of loans                           $         9,754       $        8,779        $          7,060      $          4,110
Net interest income                                       1,054                1,118                     828                 1,056
Provision for losses                                       (111)                 949                     718                 1,340
Other income                                              1,482                1,678                   2,806                 2,826
Other expenses                                            9,928                9,772                   9,694                 9,309
                                                ---------------       --------------        ----------------      ----------------
Income (loss) before income taxes                         2,473                  854                     282                (2,657)
Provision for income taxes                                1,038                  341                     121                (1,027)
                                                ---------------       --------------        ----------------      ----------------
Net income (loss)                               $         1,435       $          513        $            161      $         (1,630)
                                                ===============       ==============        ================      ================
Basic and diluted net income (loss) per share   $          0.26       $         0.09        $           0.03      $          (0.30)
                                                ===============       ==============        ================      ================

                                     F 50

    You should rely only on the information contained in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities in any jurisdiction where that offer or sale is not permitted. The information in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of securities.



                            APPROVED FINANCIAL CORP.

                                     [LOGO]

                                  $50,000,000

                                       of

                    Subordinated Certificates of Investment
                        and Adjustable Rate Subordinated
                             Money Market Accounts



                                   PROSPECTUS

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

  The following table sets forth the estimated expenses to be incurred in connection with the offering of the Debt Securities, other than underwriting discounts and commissions, which Approved Financial Corp. does not anticipate paying:

     SEC Registration Fee ................................$13,200
     Printing, Engraving and Mailing......................$30,000
     Legal Fees and Expenses..............................$50,000
     Accounting Fees and Expenses.........................$25,000
     Blue Sky Fees and Expenses...........................$15,000
     Miscellaneous....................................$1,0000,000

             TOTAL                                     $1,133,200



Item 14. Indemnification of Directors and Officers.

     The Virginia Stock Corporation Act (the "Corporation Act") provides that Articles of Incorporation may eliminate or limit the liability of Officers and Directors or shareholders for money damages for any action taken or any failure to take any action as an Officer or Director, except liability for (a) unlawful misconduct or (b) a knowing violation of the criminal law or of any federal or state law including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security. The effect of this provision is to limit or eliminate our rights and our shareholders rights (through shareholders' derivative suits on behalf of us) to recover money damages from an officer or director for all actions or omissions as an officer or director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) and (b) above. This provision does not limit or eliminate our rights or any shareholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. Our amended and restated Articles of Incorporation do set forth such a provision eliminating director liability for monetary damages.

     Under the Corporation Act, indemnification is mandatory unless limited by its Articles of Incorporation for Officers or Directors who entirely prevail in the defense of any proceeding to which he was a party because of being an Officer or Director, for reasonable expense incurred in connection with the proceeding. In addition, we may, in our sole discretion, indemnify and advance expenses, to the fullest extent allowed by the Corporation Act, to any person who incurs liability or expense by reasons of such person acting as for us as an officer, employee, or agent, except where indemnification is mandatory pursuant to the Business Corporation Act, in which case we are required to indemnify to the fullest extent required by the Corporation Act.

     Our Amended and Restated Articles of Incorporation, subject to the requirements of the Corporation Act, provide that all Directors and Officers may, by action of the Board of Directors, be indemnified by the Corporation against liabilities, fines, penalties and claims imposed upon or asserted against him (including amounts paid in settlement) by reason of having been such a Director or Officer, whether or not then continuing so to be, and against all expenses (including counsel fees) reasonably incurred by him in connection therewith, except in relation to matters as to which he shall have been finally adjudged to be liable by reason of having been guilty of gross negligence or willful misconduct in the performance of his duty as such Director or Officer. In the event of any other judgment against such Director or Officer or in the event of a settlement, the indemnification shall be made only if the Corporation shall be advised, in case none of the persons involved shall be or have been a Director of the Corporation, by the Board of Directors, and otherwise by independent counsel to be appointed by the Board of Directors, that in its or his opinion such Director or Officer was not guilty of gross negligence or willful misconduct in the performance of his duty, and, in the event of a settlement, that such settlement was, or if still to be made is, in the best interest of the Corporation. If the determination is to be made by the Board of Directors, we may rely, as to all questions of law, on the advice of independent counsel.


ITEM 15 - RECENT SALES OF UNREGISTERED SECURITIES

     To supplement cash flows, we have from time to time issued Promissory Notes (the "Notes") to insiders, including, directors, executive officers, shareholders and employees. Most holders of the Notes are accredited investors. The Notes are callable on thirty days notice from the holder, and we can prepay them. The Notes vary from several thousand dollars to $400,000. The Notes bear interest at rates ranging from 8.00% to 10.00%. The Notes are privately arranged without any broker or general solicitation. As of September 30, 2000, the total outstanding balance of Notes originally issued in the past three years was $2.9 million and eight persons held such Notes. We relied upon an exemption under Section 4(2) of the Securities Act of 1933, and the regulations issued thereunder.

     In June 1995, we made an intrastate offering of Certificates of Indebtedness (the "Certificates"). The Certificates were offered to Virginia residents only with a minimum investment of $5,000 and terms to maturity of one to five years from date of issue. As of September 30, 2000, the outstanding balance of the Certificates, including renewal of maturing Certificates, issued pursuant to that offering was $2.0 million. The Certificates are legended, advising purchasers that they cannot be sold, transferred, conveyed or pledged to any person or entity other than a Virginia resident without our consent. We relied on an exemption from registration under Section 3(a)(11) of the Securities Act of 1933 and Rule 147 issued thereunder.

ITEM 16.
EXHIBIT INDEX

Exhibit Number                      Description
-----------------------------------------------------------------------------
   3.1  Amended and Restated Articles of Incorporation of the Company
        (Incorporated by Reference to Appendix A of the Form 10 Registration
        Statement Filed February 11, 1998)
-----------------------------------------------------------------------------
   3.2  Amended and Restated Bylaws of the Company
-----------------------------------------------------------------------------
   4.1  Trust Indenture Agreement dated as of ___, 2000, by Approved
        Financial Corp., a Virginia corporation (the "Company"), and US Bank
        Trust, national association as trustee (the "Trustee").
-----------------------------------------------------------------------------
   5.1  Legal Opinion from Payne, Gates Farthing and Radd, P.C.
-----------------------------------------------------------------------------
  10.1  Approved Financial Corp. Incentive Stock Option Plan (Incorporated
        by Reference to Appendix C of the Form 10 Registration Statement
        Filed February 11, 1998)
-----------------------------------------------------------------------------
  10.2  Employment Agreement between the Company and Neil W. Phelan
        (Incorporated by Reference to Appendix D of the Form 10 Registration
        Statement Filed February 11, 1998)
-----------------------------------------------------------------------------
  10.3  Employment Agreement between the Company and Neil W. Phelan as amended November 17, 2000.
-----------------------------------------------------------------------------
  10.4  Employment Agreement between the Company and Stanley W. Broaddus
        (Incorporated by Reference to Appendix E of the Form 10 Registration
        Statement Filed February 11, 1998)
-----------------------------------------------------------------------------
  10.5  Employment Agreement between the Company and Stanley W. Broaddus dated December 1, 2000
-----------------------------------------------------------------------------
  10.6  Employment Agreement between Company and Eric S. Yeakel dated
        February 1999 (Incorporated by reference to exhibit 10.24 of Form
        10K filed March 31, 1999.)
-----------------------------------------------------------------------------
  10.7  Employment Agreement as amended between Company and Eric S. Yeakel dated December 1, 2000
-----------------------------------------------------------------------------
  10.8  Employment Agreement between the Company and Jean S. Schwindt dated
        February 1999 (Incorporated by reference to exhibit 10.23 of Form
        10K filed March 31, 1999.)
-----------------------------------------------------------------------------

  10.9   Employment Agreement as amended between Company and Jean S. Schwindt dated December 1, 2000.
------------------------------------------------------------------------------
  10.10  Employment Contract between the Company and Barry Epstein dated
         September 18, 2000 (Incorporated by reference to Exhibit 10 filed with Form 10Q on September 14, 2000)
------------------------------------------------------------------------------
  10.11  Employment Contract between the Company and Allen D. Wykle dated
         December 1, 2000.
------------------------------------------------------------------------------
  10.12  Mills Value Adviser, Inc, Investment Management Agreement/Contract
         with the Company (Incorporated by Reference to Appendix I of the
         Form 10 Registration Statement Filed February 11, 1998)
------------------------------------------------------------------------------
  10.13  Share Purchase Agreement for Purchase of Controlling Interest in
         Approved Federal Savings Bank (Formerly First Security Federal
         Savings Bank, Inc.) (Incorporated by Reference to Appendix J of the
         Form 10 Registration Statement Filed February 11, 1998)
         Description
------------------------------------------------------------------------------
  10.14  Purchase Agreement between the Company and MOFC, Inc., Incorporated by reference to exhibit 10.14 of Form 10K filed March 30,2000)
------------------------------------------------------------------------------
  10.16  Option Agreement between the Company and Allen D.
         Wykle.(Incorporated by reference to exhibit 10.16 of Form 10K filed
         March 30,2000)
------------------------------------------------------------------------------
  10.17  Option Agreement between the Company and Eric S.
         Yeakel.(Incorporated by reference to exhibit 10.26 of Form 10K filed
         March 30,2000)
------------------------------------------------------------------------------
  10.18  Option Agreement between the Company and Jean S. Schwindt.
         (Incorporated by reference to exhibit 10.17 of Form 10K filed March
         30,2000)
------------------------------------------------------------------------------
  10.19  Option Agreement between the Company and Neil S.
         Phelan.(Incorporated by reference to exhibit 10.19 of Form 10K filed
         March 30,2000)
------------------------------------------------------------------------------
  10.20  Option Agreement between the Company and Gregory
         Gleason.(Incorporated by reference to exhibit 10.21 of Form 10K filed March 30,2000)
------------------------------------------------------------------------------


  10.21  Option Agreement between the Company and Stanley
         Broaddus.(Incorporated by reference to exhibit 10.20 of Form 10K filed March 30,2000)
------------------------------------------------------------------------------
  10.22  Stock Appreciation Rights Agreement with Jean S. Schwindt
         (Incorporated by Reference to Appendix K of the Form 10 Registration
         Statement Filed February 11, 1998)
------------------------------------------------------------------------------
  10.23  Amendment to Stock Appreciation Rights Agreement with Jean S.
         Schwindt (Incorporated by reference to Exhibit 10.22 of Form 10K filed on March 30,2000)
------------------------------------------------------------------------------
  10.24  Gregory J. Witherspoon Registration Rights Agreement  (Incorporated
         by Reference to Appendix M of the Form 10 Registration Statement
         Filed February 11, 1998)
------------------------------------------------------------------------------
     12  Statement re computation of earnings to fixed ratios
------------------------------------------------------------------------------
     21  Subsidiaries of the registrant
---------------------------------------------------------------------------------
     23.1  Consent of PriceWaterhouseCoopers
---------------------------------------------------------------------------------
     23.2  Consent of Payne Gates Farthing Radd (included in exhibit 5)
---------------------------------------------------------------------------------
     24  Power of attorney
---------------------------------------------------------------------------------
     25  FORM T-1. Statement of eligibility and qualification under the Trust
         Indenture Act of 1939 of corporation designated to act as trustee.
---------------------------------------------------------------------------------
    99.1  Form of Prospectus Supplement, Order Form and Other materials.
---------------------------------------------------------------------------------

Item 17. Undertakings.

  (a) The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sells securities, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof;

     (3) To remove form registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

     (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Virginia Beach, Commonwealth of Virginia on December 13, 2000.

APPROVED FINANCIAL CORP.

By: /s/ Allen D. Wykle

-------------------------------------------- Date: December 1, 2000
Allen D. Wykle, Chairman, President and Chief Executive Officer
(Duly Authorized Officer)

  In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


  SIGNATURE                                  CAPACITY                                 DATE
--------------------------------------------------------------------------------------------------
/s/ Allen D. Wykle               Chairman, President, Chief Executive           December 1, 2000
------------------------------     Officer
Allen D. Wykle

/s/ Eric S. Yeakel               Chief Financial Officer                        December 1, 2000
------------------------------     (Principal Financial and Accounting Officer)
Eric S. Yeakel

/s/ Jean S. Schwindt             Executive Vice President and Director          December 1, 2000
------------------------------
Jean S. Schwindt

/s/ Neil W. Phelan               Executive Vice President and Director          December 1, 2000
------------------------------
Neil W. Phelan

/s/ Stanley W. Broaddus          Vice President, secretary and Director         December 1, 2000
------------------------------
Stanley W. Broaddus

/s/ Leon H. Perlin               Director                                       December 1, 2000
------------------------------
Leon H. Perlin

/s/ Oscar S. Warner              Director                                       December 1, 2000
------------------------------
Oscar S. Warner

/s/ Arthur Peregoff              Director                                       December 1, 2000
------------------------------
Arthur Peregoff

/s/ Robert M. Salter             Director                                       December 1, 2000
------------------------------
Robert M. Salter

/s/ Gregory J. Witherspoon       Director                                       December 1, 2000
------------------------------
Gregory J. Witherspoon

/s/ Barry C. Diggins             Director                                       December 1, 2000
------------------------------
Barry C. Diggins

                                 EXHIBIT INDEX

  Exhibit Number                         Description                             Page Number
---------------------------------------------------------------------------------------------------
   3.1  Amended and Restated Articles of Incorporation of
        the Company (Incorporated by Reference to Appendix A
        of the Form 10 Registration Statement Filed February
        11, 1998)
---------------------------------------------------------------------------------------
   3.2  Amended and Restated Bylaws of the Company
---------------------------------------------------------------------------------------
   4.1  Trust Indenture Agreement dated as of ___, 2000, by
        Approved Financial Corp., a Virginia corporation
        (the "Company"), and US Bank Trust, national
        association as trustee (the "Trustee").
---------------------------------------------------------------------------------------
   5.1  Legal Opinion from Payne, Gates Farthing and Radd,
        P.C.
---------------------------------------------------------------------------------------
  10.1  Approved Financial Corp. Incentive Stock Option Plan
        (Incorporated by Reference to Appendix C of the Form
        10 Registration Statement Filed February 11, 1998)
---------------------------------------------------------------------------------------
  10.2  Employment Agreement between the Company and Neil W.
        Phelan (Incorporated by Reference to Appendix D of
        the Form 10 Registration Statement Filed February
        11, 1998)
---------------------------------------------------------------------------------------
  10.3  Employment Agreement between the Company and Neil W.
        Phelan as amended November 17, 2000.
---------------------------------------------------------------------------------------
  10.4  Employment Agreement between the Company and Stanley
        W. Broaddus (Incorporated by Reference to Appendix E
        of the Form 10 Registration Statement Filed February
        11, 1998)
---------------------------------------------------------------------------------------
  10.5  Employment Agreement between the Company and Stanley
        W. Broaddus dated December 1, 2000
---------------------------------------------------------------------------------------

  10.6  Employment Agreement between Company and Eric S.
        Yeakel dated February 1999 (Incorporated by
        reference to exhibit 10.24 of Form 10K filed March
        31, 1999.)
---------------------------------------------------------------------------------------
  10.7  Employment Agreement as amended between Company and
        Eric S. Yeakel dated December 1, 2000.
---------------------------------------------------------------------------------------
  10.8  Employment Agreement between the Company and Jean S.
        Schwindt dated February 1999 (Incorporated by
        reference to exhibit 10.23 of Form 10K filed March
        31, 1999.)
---------------------------------------------------------------------------------------
  10.9  Employment Agreement as amended between Company and
        Jean S. Schwindt dated December 1, 2000.
---------------------------------------------------------------------------------------------------
  10.10  Employment Contract between the Company and Barry
         Epstein dated September 18, 2000 (Incorporated by
         reference to Exhibit 10 filed with Form 10Q on
         September 14, 2000)
----------------------------------------------------------------------------------------
  10.11  Employment Contract between the Company and Allen D.
         Wykle dated December 1, 2000.
----------------------------------------------------------------------------------------
  10.12  Mills Value Adviser, Inc, Investment Management
         Agreement/Contract with the Company (Incorporated by
         Reference to Appendix I of the Form 10 Registration
         Statement Filed February 11, 1998)
----------------------------------------------------------------------------------------
  10.13  Share Purchase Agreement for Purchase of Controlling
         Interest in Approved Federal Savings Bank (Formerly
         First Security Federal
         Savings Bank, Inc.) (Incorporated by Reference to
         Appendix J of the Form 10 Registration Statement
         Filed February 11, 1998)
         Description
----------------------------------------------------------------------------------------

  10.14  Purchase Agreement between the Company and MOFC,
         Inc., Incorporated by reference to exhibit 10.14 of
         Form 10K filed March 30,2000)
----------------------------------------------------------------------------------------
  10.16  Option Agreement between the Company and Allen D.
         Wykle.(Incorporated by reference to exhibit 10.16 of
         Form 10K filed March 30,2000)
----------------------------------------------------------------------------------------
  10.17  Option Agreement between the Company and Eric S.
         Yeakel.(Incorporated by reference to exhibit 10.26
         of Form 10K filed March 30,2000)
----------------------------------------------------------------------------------------
  10.18  Option Agreement between the Company and Jean S.
         Schwindt.(Incorporated by reference to exhibit 10.17
         of Form 10K filed March 30,2000)
----------------------------------------------------------------------------------------
  10.19  Option Agreement between the Company and Neil S.
         Phelan.(Incorporated by reference to exhibit 10.19
         of Form 10K filed March 30,2000)
----------------------------------------------------------------------------------------
  10.20  Option Agreement between the Company and Gregory
         Gleason.(Incorporated by reference to exhibit 10.21
         of Form 10K filed March 30,2000)
----------------------------------------------------------------------------------------
  10.21  Option Agreement between the Company and Stanley
         Broaddus.(Incorporated by reference to exhibit 10.20
         of Form 10K filed March 30,2000)
----------------------------------------------------------------------------------------
  10.22  Stock Appreciation Rights Agreement with Jean S.
         Schwindt  (Incorporated by Reference to Appendix K
         of the Form 10 Registration Statement Filed February
         11, 1998)
----------------------------------------------------------------------------------------



  10.23  Amendment to Stock Appreciation Rights Agreement
         with Jean S. Schwindt (Incorporated by reference to
         Exhibit 10.22 of Form 10K filed on March 30,2000)
----------------------------------------------------------------------------------------
  10.24  Gregory J. Witherspoon Registration Rights Agreement
         (Incorporated by Reference to Appendix M of the Form
         10 Registration Statement Filed February 11, 1998)
----------------------------------------------------------------------------------------
     12  Statement re computation of earnings to fixed ratios
----------------------------------------------------------------------------------------
     21  Subsidiaries of the registrant
----------------------------------------------------------------------------------------
   23.1  Consent of PriceWaterhouseCoopers
----------------------------------------------------------------------------------------
   23.2  Consent of Payne Gates Farthing Radd (included in
         exhibit 5)
----------------------------------------------------------------------------------------
     24  Power of attorney
----------------------------------------------------------------------------------------
     25  FORM T-1. Statement of eligibility and qualification
         under the Trust Indenture Act of 1939 of corporation
         designated to act as trustee.
----------------------------------------------------------------------------------------
   99.1  Form of Prospectus Supplement, Order Form and Other
         materials.
----------------------------------------------------------------------------------------